2008 Annual Report and Proxy Statement

LSI

LETTER TO OUR STOCKHOLDERS

During 2008, our focus shifted from the broad transformation of our businesses to capitalizing on our stronger position and aggressively pursuing the many new storage and networking opportunities being fueled by the continued worldwide growth of information and digital content.

Despite the difficult economic climate, every business and functional area in the company contributed to the progress we made throughout the year. We continued to build momentum for the future by securing significant new design-in opportunities for our semiconductor solutions and new OEM business for our storage systems and software in key accounts; we completed the transition of our semiconductor and storage systems final assembly and test operations to third-party contract manufacturers, lowering capital expenditures, increasing manufacturing flexibility and providing more cost-efficient logistics; and we acquired the hard drive semiconductor business of Infineon Technologies, further strengthening our position as a tier-one provider of silicon solutions to hard disk drive manufacturers.

We also made significant progress on our financial performance, maintaining a healthy balance sheet and generating positive operating cash flows of $278 million for the full year. We ended the year in a strong position with cash and short-term investments of approximately $1.1 billion, including approximately $524 million of cash and short-term investments in excess of our convertible debt.

In our storage systems segment, we recorded our seventh consecutive year of revenue growth and achieved 10% sequential growth in the fourth quarter despite very challenging conditions. Demand for our entry-level products grew significantly, with revenues nearly doubling year-over-year. In the second and third quarters, we introduced our next-generation of high-performance midrange platforms that are being shipped by major server vendors to enterprises and high-performance computing customers. We also collaborated with HP on the development of a storage virtualization solution based on our SVM™ software, which began shipping in the fourth quarter.

In our storage semiconductor area, we extended our leadership position in the global market for SAS technology, growing revenues 16% year-over-year and winning next-generation designs with seven tier-one server manufacturers to date. Our custom SAN solutions grew 28% year-over-year and we have begun production of the next generation of Fibre Channel solutions for host bus adapter and switch applications, underscoring our leading position in this space. In hard drives, we delivered a new, high-performance read channel and a low-power preamplifier for mobile applications, expanded our relationship with key customers Seagate and Hitachi Global Storage Technologies, secured new system-on-chip designs in multiple generations of enterprise, desktop and notebook products, and received multiple designs for solid-state drive (SSD) products.

In our networking semiconductor area, we focus on delivering solutions that enable intelligence, security and control for voice, video and data traffic. In 2008, our go-forward family of products grew more than 35% year-over-year, validating our strategic focus. Our communications processor solution for VDSL broadband access is now in production at Ericsson and two other top-four telecom equipment manufacturers. Our latest generation of media processors is shipping to three tier-one networking OEMs for deployment in media gateways, wireless base stations and enterprise VoIP applications. We also expanded our business with Huawei, securing additional designs and increasing our shipments of digital signal processors, link layer processors and custom silicon solutions.

While we achieved much in 2008, our business has not been immune to the global economic downturn. However, we remain steadfast in our efforts to be well-positioned for an upturn. In the first quarter of 2009, we streamlined executive management, reorganized the company for increased operating efficiency, and significantly reduced our operating expense, while maintaining investments in key areas supporting our long-term growth objectives. Going forward, we intend to further strengthen our competitive advantage while effectively managing our cash and operating expenses. We have every expectation that the design win momentum which began building in 2007 and accelerated last year will continue through 2009 and beyond.

The economy reminded us too well in 2008 that there is no certainty except change, and the global market landscape will change again in 2009, but our long-term goal remains the same: to maximize shareholder value by being number one or number two in each of our target markets. Our journey is not over and visibility into macroeconomic conditions remains limited, but we believe we are well-positioned and expect to emerge a stronger company as conditions improve.

Abhi Talwalkar
President and Chief Executive Officer
LSI Corporation

March 27, 2009

LSI Corporation
400 Connell Drive
5th Floor
Berkeley Heights, NJ 07922

TEL 610-712-8551
FAX 610-712-8685
jon.gilbert@lsi.com

LSI

March 31, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Filing Desk

Re: LSI Corporation – Annual Report on Form 10-K

Dear Sir/Madam:

Pursuant to Rule 14a-3(c) of the Commission's rules, enclosed are seven copies of LSI's annual report for fiscal 2008. The enclosed materials, along with the proxy materials for our 2009 annual meeting, were first released to stockholders today.

Please acknowledge receipt of the enclosures by stamping the duplicate copy of this letter and returning it to me in the enclosed self-addressed postage-paid envelope.

Very truly yours,

Jonathan Gilbert

Jonathan Gilbert
Vice President – Law

LSI

Notice of Annual Meeting of Stockholders

LSI Corporation will hold its Annual Meeting of Stockholders on Thursday, May 14, 2009, at 9:00 a.m., local time, at the company's office located at 1621 Barber Lane, Milpitas, California 95035. We are holding the meeting for the following purposes:

1. To elect nine directors to serve for the ensuing year and until their successors are elected.

2. To ratify the Audit Committee's selection of our independent auditors for 2009.

3. To approve our amended Incentive Plan.

4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Holders of record of LSI common stock at the close of business on March 17, 2009, are entitled to notice of and to vote at the meeting.

We are using Securities and Exchange Commission rules that allow us to make our proxy statement and related materials available on the Internet. As a result, you may have received a "Notice of Internet Availability of Proxy Materials" instead of a paper proxy statement and financial statements. The rules provide us the opportunity to save money on the printing and mailing of our proxy materials and to reduce the impact of our annual meeting on the environment. We hope that you will view our annual meeting materials over the Internet if possible and convenient for you. If you would prefer to receive paper copies of our proxy materials, you can find information about how to request them in the notice you received.

Most stockholders can vote over the Internet or by telephone. You also can vote your shares by completing and returning a proxy card. If Internet and telephone voting are available to you, you can find voting instructions in the materials sent to you. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the enclosed proxy statement.

By Order of the Board of Directors,

JEAN F. RANKIN
Executive Vice President, General Counsel and Secretary

March 31, 2009

CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 14, 2009:

This proxy statement, our 2008 annual report on Form 10-K and a letter to stockholders from our Chief Executive Officer are available at www.lsiproxy.com.

1621 Barber Lane
Milpitas, CA 95035

PROXY STATEMENT

We are providing these proxy materials to our stockholders in connection with the solicitation of proxies by the Board of Directors of LSI Corporation to be voted at the Annual Meeting of Stockholders, to be held on Thursday, May 14, 2009, and at any meeting following postponement or adjournment of the annual meeting.

Attending the Meeting

We invite you to attend the annual meeting, which will begin at 9:00 a.m., local time. The meeting will be held at our office located at 1621 Barber Lane, Milpitas, California 95035. Stockholders will be admitted beginning at 8:30 a.m. You will need an admission ticket and photo identification to enter the meeting.

If you are a stockholder of record, that is, you hold your shares in an account with our transfer agent, Computershare, or you have an LSI stock certificate, and received information about our annual meeting in the mail, you will find an admission ticket in the materials sent to you. If you are a stockholder of record, and received an e-mail describing how to view our proxy materials over the Internet and want to attend the meeting in person, write to us at LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center, or call us at 1-800-372-2447, to obtain an admission ticket.

If your shares are held in "street name," that is, you hold your shares in an account with a bank, broker or other holder of record, and you plan to attend the meeting in person, you can obtain an admission ticket in advance by writing to us at LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center, and including proof that you are an LSI stockholder, such as a recent account statement.

We also will be webcasting the annual meeting. You can access the webcast at http://www.lsi.com/webcast. Information on our websites, other than our proxy statement and form of proxy, is not part of the proxy soliciting materials.

We are first distributing this proxy statement, the proxy card and voting instructions on or about March 31, 2009.

Notice of Internet Availability of Proxy Materials

Instead of mailing paper proxy materials, we sent a "Notice of Internet Availability of Proxy Materials" to most stockholders this year. That notice provided instructions on how to view our proxy materials over the Internet, how to vote and how to request a paper copy of our proxy materials. We refer to that notice as the "Notice of Availability." This method of providing proxy materials is permitted under rules adopted by the Securities and Exchange Commission. We hope that following this procedure will allow us to save money on the printing and mailing of those materials and to reduce the impact that our annual meeting has on the environment.

Who Can Vote

You are entitled to vote at the annual meeting all shares of our common stock that you held as of the close of business on March 17, 2009, which is the record date for the meeting. Each share is entitled to one vote on each matter properly brought before the meeting. For the election of directors, you may "cumulate" your votes. You can find information about this procedure under "Other Voting Issues — Required Vote."

On the record date, 648,762,316 shares of common stock were outstanding.

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at the meeting, and for 10 days prior to the meeting, at 1621 Barber Lane, Milpitas, CA, 95035, between the hours of 9 a.m. and 4 p.m., local time.

How to Vote

Most stockholders can vote over the Internet or by telephone. You also can vote your shares by completing and returning a proxy card or, if you hold shares in "street name," a voting instruction form. If Internet and telephone voting are available to you, you can find voting instructions in the Notice of Availability or in the materials sent to you. The Internet and telephone voting facilities will close at 11:59 p.m. eastern time on May 13, 2009. If you are a participant in our 401(k) plan, your voting instructions must be received by 11:59 p.m. eastern time on May 8, 2009. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

You can revoke your proxy (including any Internet or telephone vote) at any time before it is exercised by timely delivery of a properly executed, later-dated proxy or by voting in person at the meeting.

How you vote will in no way limit your right to vote at the meeting if you later decide to attend in person. If your shares are held in "street name" though, you must obtain a proxy, executed in your favor, from your broker or other holder of record, to be able to vote at the meeting.

All shares entitled to vote and represented by properly completed proxies received prior to the meeting and not revoked will be voted at the meeting in accordance with your instructions. **If you return a signed proxy card without indicating how your shares should be voted on a matter and do not revoke your proxy, the shares represented by your proxy will be voted as the Board of Directors recommends.**

If you hold your shares in "street name" (for example, through a broker), your shares may be voted even if you do not vote or attend the annual meeting. Under the rules of the New York Stock Exchange, member brokers who do not receive timely instructions from beneficial owners will be allowed to vote on the election of directors, the ratification of the Audit Committee's selection of our independent auditors and the approval of our amended Incentive Plan.

If any other matters are properly presented at the annual meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is postponed or adjourned, your proxy will remain valid and may be voted at the postponed or adjourned meeting. You still will be able to revoke your proxy until it is voted. As of the date of this proxy statement, we did not know of any matters to be presented at the annual meeting other than those described in this proxy statement.

Other Voting Issues

Quorum. In order to conduct business at the meeting, we must have the presence, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date.

Required Vote. In order for a nominee to be elected as a director, the nominee must receive more "For" votes than "Against" votes. In the election of directors, you may cumulate your votes and give one candidate a number of votes equal to the number of directors to be elected (nine) multiplied by the number of votes to which your shares are entitled, or you may distribute your votes on the same principle among as many candidates as you see fit, provided that votes cannot be cast for more than nine candidates. In order to cumulate votes, you must give us notice prior to the voting of your intention to do so.

The affirmative vote of the holders of a majority of the shares represented at the meeting is required to approve each of the other proposals.

Effect of Abstentions and Broker Non-Votes. You may vote to "abstain" on any of the matters to be voted on at the meeting. In the election of directors, an abstention will have no effect. If you vote to "abstain" on any other proposal, it will have the effect of a vote against that proposal. If you vote to "abstain" on any proposal, your shares will be counted as present at the meeting for purposes of determining whether we can conduct business. Broker non-votes, if any, will count toward the quorum requirement but will not count as votes cast on any proposal.

Cost of Proxy Distribution and Solicitation

LSI will pay the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the company, who will receive no additional compensation for soliciting proxies.

We have engaged The Proxy Advisory Group, LLC to assist us in the solicitation of proxies, for a fee of $12,500 plus expenses. In accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange, we will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in distributing proxy materials to beneficial owners of our stock.

Ways to Reduce the Number of Copies of Our Proxy Materials You Receive

In addition to sending Notices of Availability rather than full sets of paper proxy materials, we have adopted another practice approved by the Securities and Exchange Commission called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials receive only one copy of our Notice of Availability or proxy materials at that address, unless one or more of those stockholders has notified us that they wish to receive individual copies. If you would like to receive a separate copy of this year's Notice of Availability or proxy materials, please call 1-800-579-1639, or write to us at: LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center.

If you share an address with another LSI stockholder and would like to start or stop householding for your account, you can call 1-800-542-1061 or write to Householding Department, 51 Mercedes Way, Edgewood, NY 11717, including your name, the name of your broker or other holder of record, if any, and your account number(s). If you consent to householding, your election will remain in effect until you revoke it. If you revoke your consent, LSI will send you separate copies of documents mailed at least 30 days after receipt of your revocation.

You also can elect to view future proxy statements and annual reports over the Internet either by voting at http://www.proxyvote.com or by visiting http://www.icsdelivery.com/lsi. If you choose to view future proxy statements and annual reports over the Internet, next year you will receive an e-mail with instructions on how to view those materials and vote. Your election will remain in effect until you revoke it. Please be aware that, if you choose to access those materials over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Allowing us to household annual meeting materials or electing to view them over the Internet will help us save on the cost of printing and distributing those materials.

CORPORATE GOVERNANCE

Board Structure and Composition

Our business, property and affairs are managed under the direction of our Board of Directors. Members of the Board are kept informed about our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

The following individuals are currently members of the Board:

- Charles A. Haggerty
- Richard S. Hill
- Michael J. Mancuso
- John H.F. Miner
- Arun Netravali
- Matthew J. O'Rourke
- Gregorio Reyes
- Michael G. Strachan
- Abhijit Y. Talwalkar
- Susan Whitney

Mr. Reyes, who is not an employee of the company, is the Chairman of the Board. In addition to chairing Board meetings, he attends meetings of the standing committees of the Board. At those meetings, he provides advice and participates in discussions, even though he is not a formal member of the committees.

The Board has three standing committees:

- The Audit Committee, the members of which are: Messrs. Mancuso (Chair), Hill and O'Rourke.
- The Compensation Committee, the members of which are: Messrs. Haggerty (Chair), Miner and Netravali and Ms. Whitney (since November 2008).
- The Nominating and Corporate Governance Committee, the members of which are: Messrs. Miner (Chair), Haggerty and Netravali and Ms. Whitney (since November 2008).

In 2008, the Board held eight meetings. All incumbent directors attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which they served. At least quarterly, the non-management directors met in executive session without members of management. These sessions are presided over by our Chairman. To communicate directly with Mr. Reyes or any of the other non-management directors, follow the instructions described below under "Communications with Directors."

The Board has adopted a charter for each of the three standing committees and corporate governance guidelines that address the make-up and functioning of the Board and those committees. The Board has also adopted a code of conduct that applies to all of our employees, officers and directors, as well as a separate code of conduct that applies only to our principal executive officers and senior financial officers. You can find links to these documents on our website at: http://www.lsi.com/governance. You also can obtain this information in print by writing to LSI Corporation, 1110 American Parkway NE, Allentown, PA, 18109, Attention: Response Center, or by calling 1-800-372-2447.

Although we do not have a policy with respect to attendance by directors at annual meetings of stockholders, we customarily schedule a Board meeting on the same day as the annual meeting to encourage and facilitate director attendance at the annual meeting. Nine out of ten then serving directors attended our 2008 annual meeting.

Director Independence

The Board has determined that all the directors other than Abhijit Y. Talwalkar, our Chief Executive Officer, including those who serve on the committees listed above, are "independent" for purposes of Section 303A of the Listed Company Manual of the New York Stock Exchange, and that the members of the Audit Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board used the criteria set out in Section 303A of the Exchange's Listed Company Manual and Section 10A(m)(3) of the Securities Exchange Act in making those determinations. The Board also considered additional criteria applied by RiskMetrics Group in analyzing director independence. In addition, the Board determined that two directors who left the Board in 2008, James H. Keyes and Timothy Y. Chen, were independent while they were directors.

The Board based its determinations primarily on a review of the responses of the directors and executive officers to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors. The Board also reviewed the relationships between LSI and companies with which our directors are affiliated. None of the relationships considered were outside of the criteria referred to in the preceding paragraph. Because of the importance of the company's relationship with Seagate Technology, the Board did specifically consider the fact that Gregorio Reyes, the Chairman of the Board, is also a director of Seagate, but did not believe that his position with Seagate affected his independence from LSI's management.

Audit Committee

The Audit Committee reviews our accounting policies and practices, internal controls, financial reporting practices and risks faced by the business. The Audit Committee selects and retains our independent auditors to examine our accounts, reviews the independence of the independent auditors and pre-approves all audit and non-audit services performed by the independent auditors. The committee also reviews our financial statements and discusses them with management and our independent auditors before we file those financial statements with the Securities and Exchange Commission. The Audit Committee regularly meets alone with our management, our independent auditors and the head of our Internal Audit Department, and each of them has free access to the Audit Committee at any time. The committee met 13 times in 2008.

Messrs. Mancuso (Chair), Hill and O'Rourke are the members of the Audit Committee. The Board has determined that each of those individuals is financially literate and an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934.

Compensation Committee

The Compensation Committee establishes our overall executive compensation strategy and administers our executive officer compensation program, including setting all aspects of our executive officers' compensation. The committee also makes recommendations to the full Board concerning director compensation and provides oversight for our equity-based and incentive compensation plans and the benefit plans for our broader employee population. The committee does not generally delegate its authority with respect to executive officer or director compensation, although it may delegate to the chairman of the committee the authority to approve exact wording for plans or policies approved by the committee. The committee met five times in 2008.

The committee evaluates the performance of the Chief Executive Officer with the other independent members of the Board. The committee evaluates the performance of other executive officers based on its interactions with those individuals and based on evaluations of their performance submitted to it by our Chief Executive Officer.

To assist in setting appropriate levels of compensation for executive officers, the committee receives advice from an outside consultant it engages. For 2008, the committee engaged Hewitt Associates LLC as its compensation consultant. For officers other than our Chief Executive Officer, the committee also receives advice and recommendations from our Chief Executive Officer and information from the head of our Human Resources organization.

The committee retains its outside consultant and we generally do not allow the consultant to perform any services for the company that are not requested by the committee. Hewitt has also advised the committee on director compensation issues.

At the committee's request, in mid-2008, Hewitt presented the committee with information about various types of equity-based compensation, including the advantages and disadvantages of each type and trends regarding the use of different types of equity-based compensation.

In late 2007, the committee provided Hewitt with information about our executive officer compensation packages and instructed Hewitt to prepare comparisons of our compensation packages with those of the companies in the peer group described under "Compensation Discussion and Analysis," which Hewitt did. Hewitt's presentation also included information about the compensation practices of the companies in our peer group and general industry companies, including:

- Performance measures used for annual bonuses.
- The types of long-term incentives awarded.
- The prevalence and types of performance metrics used in long-term incentive awards.

In early 2008, our Human Resources organization provided the committee with our CEO's recommendations for base salary and equity compensation for executive officers other than the CEO and included comparisons with market data provided by Hewitt.

Our Human Resources organization also provided the committee with "tally sheets" showing all elements of each executive officer's compensation in 2008, as well as information about each executive officer's historical compensation, including the value at various stock prices of unvested stock options and restricted stock units held by the officer and base salary and bonus history. The information about equity awards provides information about the retention value of those awards for each officer.

During 2008, our Human Resources organization also provided the committee with statements showing what our executive officers would be entitled to receive in the event of an involuntary termination and, following a future change in control if one were to occur, what our executive officers would be entitled to receive in the event of an involuntary termination or a voluntary termination when the individual does not receive a similar level of responsibility or compensation, situations commonly referred to as "good reason."

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for matters relating to the organization and membership of the Board and its committees and for other corporate governance issues. The committee:

- Identifies and recommends to the Board individuals qualified to serve as directors of the company and on committees of the Board.
- Recommends to the Board the director nominees for each annual meeting of stockholders.
- Advises the Board on Board composition, procedures and whether to form or dissolve committees.
- Advises the Board on corporate governance matters.
- Periodically performs succession planning for officer positions, including the Chief Executive Officer.
- Oversees and develops criteria for oversight of the evaluation of the Board.

The committee met four times in 2008.

The committee may retain, and in the past has retained, consultants to assist it in identifying and evaluating candidates to serve as directors of the company. Other directors may also identify candidates for the committee. For each candidate, the committee considers the individual's likelihood to enhance the Board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and satisfy any requirements imposed by law, regulation or stock exchange listing requirements. We do not, however, have any specific minimum requirements for candidates. When considering candidates for director, the committee takes into account a number of factors, including the following:

- Whether the candidate has relevant business experience.
- Judgment, skill, integrity and reputation.
- Existing commitments to other businesses.
- Independence from management.
- Whether the candidate's election would be consistent with our corporate governance guidelines.
- Potential conflicts of interest with other pursuits, including any relationship between the candidate and any customer, supplier or competitor of LSI.
- Legal considerations, such as antitrust issues.
- Corporate governance background.
- Financial and accounting background, to enable the Nominating and Corporate Governance Committee to determine whether the candidate would be suitable for Audit Committee membership.
- Executive compensation background, to enable the Nominating and Corporate Governance Committee to determine whether the candidate would be suitable for Compensation Committee membership.
- The size and composition of the existing Board.

The committee will consider candidates for director suggested by stockholders applying the factors described above and considering the additional information described below. Stockholders wishing to suggest a candidate for director should write to the Corporate Secretary at the address indicated below, and include:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the committee.
- The name of and contact information for the candidate.
- A statement of the candidate's business and educational experience.
- A statement detailing the candidate's ownership of LSI securities.
- Information regarding each of the factors listed above, other than the factor regarding board size and composition, sufficient to enable the committee to evaluate the candidate.
- Detailed information about any relationship or understanding between the proposing stockholder and the candidate.
- A statement from the candidate that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

Before nominating a sitting director for re-election, the committee will consider the director's past performance as a member of LSI's Board of Directors.

In 2008, the committee retained a director search firm to assist it in identifying candidates for two director positions. The committee was seeking one candidate with experience in the area of financial reporting and another candidate with experience as a senior executive at a company that used the kind of technology developed by the company. The search firm identified a number of candidates for the committee, inquired whether the candidates would be interested in joining the Board and worked with the committee to narrow down the list of prospective candidates. As a result of the search, the committee selected, and the Board elected as directors, Mr. Strachan and Ms. Whitney. A non-management director recommended Mr. Strachan to the committee because of Mr. Strachan's experience in the accounting profession. Our Chief Executive Officer recommended Ms. Whitney to the committee because of her experience with end-users of computer servers.

Under our by-laws, nominations for director may be made only by or at the direction of the Board, or by a stockholder of record at the time of giving notice who is entitled to vote and who delivers written notice along with the additional information and materials required by the by-laws to our Corporate Secretary not later than the 45th day or earlier than the 75th day before the one-year anniversary of the date that we released to stockholders the proxy statement for our previous year's annual meeting. For 2010, our Corporate Secretary must receive this notice on or after January 15, 2010, and on or before February 14, 2010. You can obtain a copy of the full text of the by-law provision by writing to our Corporate Secretary, 1621 Barber Lane, Milpitas, CA 95035.

Communications with Directors

Individuals who want to communicate with our Board of Directors or any individual director can write to:

LSI Corporation
Board Administration
400 Connell Drive — Suite 5000
Berkeley Heights, NJ 07922

You also can send an e-mail to the appropriate e-mail address below:

- board@lsi.com for communications to the whole Board or any individual director.

- auditchair@lsi.com for communications to the Chairman of our Audit Committee.
- compensationchair@lsi.com for communications to the Chairman of our Compensation Committee.
- nominatingchair@lsi.com for communications to the Chairman of our Nominating and Corporate Governance Committee.

Your communication should indicate that you are an LSI stockholder. The Corporate Secretary's office will review each communication. Depending on the subject matter, that office will:

- Forward the communication to the director or directors to whom it is addressed.
- Attempt to handle the inquiry directly, without forwarding it, for example where it is a request for information about LSI or it is a stock-related matter.
- Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, the Corporate Secretary presents a summary of all communications received since the last meeting and makes those communications available to the directors on request. The Board has approved this process.

Compensation Committee Interlocks and Insider Participation

The following directors served on the Compensation Committee for some or all of 2008: Messrs. Chen, Haggerty, Miner and Netravali and Ms. Whitney. None of these individuals has ever been an employee of LSI, none of them was involved in a transaction involving LSI that we are required to disclose under "related person transaction" rules and no "compensation committee interlocks" existed during 2008.

Director Compensation

We pay directors who are not employees of the company cash retainers and grant them stock options. The table below provides details about these programs. Directors who are employees of the company receive no additional compensation for their service as a director.

Compensation Element	Amount
Annual retainer	$60,000
Additional annual retainer for the Chairman of the Board	$60,000
Additional annual retainer for the Chairman of each standing committee	$ 7,500
Additional annual retainer for the members of the Audit Committee	$15,000
Additional annual retainer for the members of the Compensation Committee	$10,000
Additional annual retainer for the members of the Nominating and Corporate Governance Committee	$10,000
Number of shares covered by stock option granted to new directors	30,000
Number of shares covered by stock option granted annually to each director	30,000

Each non-employee director receives an option to purchase 30,000 shares of common stock when he or she first becomes a director. In addition, on April 1 of each year, each non-employee director automatically receives an option to purchase 30,000 shares of common stock, if on that date he or she has been a director for at least six months. Options granted to directors upon joining the Board become exercisable at the rate of 25% per year. Annual option grants become exercisable in full six months after the date of grant. Options granted to directors may be exercised only while the director serves on the Board, within 12 months after death or following termination of service on the Board as a result of total disability or within 90 days after the individual ceases to serve as a director of LSI for a reason other than death, total disability or misconduct, but in no event after the seven-year term of the option has expired. Options granted to directors before May 2008 had a maximum term of 10 years.

The table below summarizes the compensation we paid for 2008 to each person who served as a non-employee director at any time during 2008.

Director Compensation for 2008

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Timothy Y. Chen	70,000	67,159	137,159
Charles A. Haggerty	87,500	69,674	157,174
Richard S. Hill	75,000	72,174	147,174
James H. Keyes	46,250	43,908(2)	90,158
Michael J. Mancuso	87,500	72,174	159,674
John H.F. Miner	84,687	69,674	154,361
Arun Netravali	76,667	72,174	148,841
Matthew J. O'Rourke	75,000	43,908	118,908
Gregorio Reyes	120,000	43,908	163,908
Susan Whitney	13,333	1,422	14,755

(1) The amounts shown in this column reflect that amount of expense we would have recognized in our 2008 financial statements for stock options granted to the named individuals had we assumed that no options would be forfeited. You can find information about the assumptions we used in valuing these stock options in note 3 to the financial statements included in our 2008 Annual Report on Form 10-K. The following table presents additional information about stock options granted to our directors.

Name	Date of Stock Option Grant	Grant Date Fair Value of Stock Option Grant ($)	Number of Shares Subject to Stock Options Held at 12/31/08
Timothy Y. Chen	5/10/07	93,003	37,500
	4/1/08	43,908	
Charles A. Haggerty	7/7/06	102,852	90,000
	4/1/08	43,908	
Richard S. Hill	4/2/07	112,833	98,880
	4/1/08	43,908	
James H. Keyes	4/1/08	43,908(a)	—
Michael J. Mancuso	4/2/07	112,833	103,200
	4/1/08	43,908	
John H.F. Miner	7/7/06	102,852	90,000
	4/1/08	43,908	
Arun Netravali	4/2/07	112,833	120,480
	4/1/08	43,908	
Matthew J. O'Rourke	4/1/08	43,908	280,000
Gregorio Reyes	4/1/08	43,908	230,000
Susan Whitney	11/12/08	42,396	30,000

(a) This grant was forfeited when Mr. Keyes retired from the Board in May 2008.

(2) When he retired from the Board in May 2008, Mr. Keyes forfeited the 30,000 share option grant he received on April 1, 2008. That option accounted for all of the amount shown.

AUDIT COMMITTEE REPORT

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2008. The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed under Statement on Auditing Standard No. 61 (Communication with Audit Committees), as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received from PricewaterhouseCoopers the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission.

Michael J. Mancuso, Chairman
Richard S. Hill
Matthew J. O'Rourke

SECURITY OWNERSHIP

The following table sets forth information about the beneficial ownership of LSI common stock as of March 3, 2009, by all persons known to us to be beneficial owners of more than five percent of our common stock, by all directors, nominees for director and executive officers named in the Summary Compensation Table and by all current directors and executive officers as a group. On March 3, 2009, 648,679,338 shares of our common stock were outstanding.

Name	Number of Shares Beneficially Owned(1)	Percent of Common Stock Beneficially Owned
BlackRock, Inc.	81,160,469(2)	12.5%
Barclays Global Investors, NA.	53,542,207(3)	8.3
Franklin Mutual Advisors, LLC.	52,278,079(4)	8.1
Charles A. Haggerty	105,000(5)	*
Richard S. Hill	83,880	*
Michael J. Mancuso	96,276	*
John H.F. Miner	82,560(6)	*
Arun Netravali	108,940	*
Matthew J. O'Rourke	295,000(7)	*
Gregorio Reyes	285,000(8)	*
Michael G. Strachan	20,000(9)	*
Susan Whitney	1,000	*
Abhijit Y. Talwalkar	2,374,085	*
Bryon Look	1,790,300	*
Ruediger Stroh	493,900(10)	*
Andrew Micallef	401,604	*
D. Jeffrey Richardson	818,885	*
All current directors and executive officers as a group (17 individuals)	9,304,588	1.4%

* less than 1%

(1) Includes beneficial ownership of the following numbers of shares of LSI common stock that may be acquired within 60 days of March 3, 2009, pursuant to stock options and restricted stock units awarded under LSI stock plans:

Name	Number of shares subject to stock options	Number of shares subject to restricted stock units
Mr. Haggerty	75,000	—
Mr. Hill	83,880	—
Mr. Mancuso	88,200	—
Mr. Miner	75,000	—
Mr. Netravali	105,480	—
Mr. O'Rourke	280,000	—
Mr. Reyes	230,000	—
Mr. Talwalkar	2,100,000	—
Mr. Look	1,670,000	—
Mr. Stroh	493,385	
Mr. Micallef	292,113	25,000
Mr. Richardson	712,500	—
All current directors and executive officers as a group	8,196,273	50,000

(2) As reported in Schedule 13G/A filed February 10, 2009, with the Securities and Exchange Commission by BlackRock, Inc. BlackRock has shared voting and shared dispositive power over all shares. The address for BlackRock is 40 East 52nd Street, New York, NY 10022.

(3) As reported in Schedule 13G filed February 5, 2009, with the Securities and Exchange Commission by Barclays Global Investors, NA. Barclays Global Investors has sole voting power over 45,412,584 shares and sole dispositive power over all shares. The address for Barclays Global Investors is 400 Howard Street, San Francisco, CA 94105.

(4) As reported in Schedule 13G filed January 28, 2009, with the Securities and Exchange Commission by Franklin Mutual Advisers, LLC. Franklin Mutual has sole voting and sole dispositive power over all shares. The address for Franklin Mutual is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

(5) Includes 30,000 shares held in a trust, the trustees of which are Mr. Haggerty and his wife. They share investment and voting control over those shares.

(6) Includes 7,560 shares held in a trust, the trustees of which are Mr. Miner and his wife. They share investment and voting control over those shares along with Atherton Lane Advisors.

(7) Includes 15,000 shares held in a trust, the trustees of which are Mr. O'Rourke and his wife. They share investment and voting control over those shares.

(8) Includes 10,000 shares held in a trust, the trustees of which are Mr. Reyes and his wife. They share investment and voting control over those shares.

(9) Includes 20,000 shares held in a trust, the trustees of which are Mr. Strachan and his wife. They share investment and voting control over those shares.

(10) Includes beneficial ownership of 261 shares of stock issuable upon conversion of Agere's 6.5% Convertible Subordinated Notes due December 15, 2009 held by Mr. Stroh.

PROPOSAL ONE — ELECTION OF DIRECTORS

Nominees

Our Board of Directors currently consists of ten members. This year, Michael J. Mancuso has decided not to stand for re-election. We would like to thank Mr. Mancuso for his service on the Board since our merger with Agere and wish him well in the future. All directors are elected annually and serve until the next annual meeting or until their successors have been duly elected and qualified. The Board intends to reduce the size of the Board to nine directors, effective immediately prior to the annual meeting. Accordingly, stockholders will be electing nine directors at the meeting.

The Board of Directors expects all nominees named below to be available to serve as directors if elected. If any nominee named below is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for a nominee designated by the current Board of Directors to fill the vacancy.

The following table provides information about the nominees for election as directors.

Name of Nominee	Age	Principal Occupation	Director Since
Charles A. Haggerty	67	President and Chief Executive Officer, LeConte Associates	2006
Richard S. Hill	57	Chief Executive Officer and Director, Novellus Systems, Inc.	2007
John H.F. Miner	54	Managing Director, Pivotal Investments LLC	2006
Arun Netravali	62	Managing Partner, OmniCapital Group LLC	2007
Matthew J. O'Rourke	70	Consultant	1999
Gregorio Reyes	68	Management Consultant	2001
Michael G. Strachan	60	Retired Partner, Ernst & Young LLP	2009
Abhijit Y. Talwalkar	45	President and Chief Executive Officer of LSI	2005
Susan Whitney	59	Retired General Manager, IBM System x	2008

There are no family relationships between or among any of our directors or executive officers. Messrs. Hill, Mancuso and Netravali joined our Board in 2007 as designees of Agere Systems in connection with our merger with Agere.

Mr. Haggerty has served as President and Chief Executive Officer of LeConte Associates, a consulting and investment firm, since January 2000. From 1993 to 2000, Mr. Haggerty was Chairman, President and Chief Executive Officer of Western Digital Corporation, a maker of hard drives for digital information storage. Previously he was with IBM Corporation, where he served in various general management roles including marketing, product development and operations capacities during a 28-year career. He serves on the boards of Beckman Coulter, Inc., Deluxe Corporation, Imation Corporation and Pentair, Inc.

Mr. Hill has been Chief Executive Officer and a director of Novellus Systems, Inc., a supplier of integrated circuit manufacturing equipment, since 1993 and has been Chairman of its board of directors since 1996. Before joining Novellus, Mr. Hill spent 12 years at Tektronix, Inc., where he held a variety of positions, including President of Tektronix Development Company, Vice President of the Test and Measurement Group and President of Tektronix Components Corporation. Prior to joining Tektronix, he held engineering management and engineering positions at General Electric, Motorola and Hughes Aircraft Company. Mr. Hill is a director of Arrow Electronics, Inc. and the University of Illinois Foundation.

Since January 2009, Mr. Miner has been a managing director of Pivotal Investments LLC, a venture capital fund. From April 2003 to June 2005, Mr. Miner was the President of Intel Capital, a venture capital organization of Intel Corporation, a microprocessor manufacturer, and a Corporate Vice President of Intel. He retired from Intel in June 2005, concluding 22 years of service in various sales, engineering, marketing and general management roles.

Since November 2004, Mr. Netravali has been Managing Partner of OmniCapital Group LLC, a venture capital firm. From January 2002 to April 2003, Mr. Netravali was Chief Scientist for Lucent Technologies Inc., a provider of services, systems and software for communications networks. From June 1999 to January 2002, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect. Mr. Netravali currently serves on the board of Level 3 Communications Inc.

Mr. O'Rourke was a partner with the accounting firm Price Waterhouse LLP (a predecessor firm of PricewaterhouseCoopers LLP) from 1972 until his retirement in June 1996. Since his retirement, Mr. O'Rourke has been an independent business consultant.

Mr. Reyes has been a private investor and management consultant since 1994. He co-founded Sunward Technologies in 1985 and served as Chairman and Chief Executive Officer until 1994. Mr. Reyes is a director of Dialog Semiconductor Plc and Seagate Technology.

Mr. Strachan retired from Ernst & Young LLP in December 2008. During 2008, he was a member of Ernst & Young's America's Executive Board, which oversaw the firm's strategic initiatives in North and South America. From 2007 to December 2008, he was a member of Ernst & Young's U.S. Executive Board, which oversaw partnership matters in the U.S. for the firm. From 2000 through December 2008, he was Vice Chairman and Area Managing Partner for Ernst & Young offices between San Jose, California and Seattle, Washington, and was responsible for oversight of the firm's operations in that area. He began his career at Ernst & Young in 1976.

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer. At Intel, he was Corporate Vice President and Co-General Manager of the Digital Enterprise Group from January 2005 until May 2005, Vice President and General Manager of Intel's Enterprise Platform Group from May 2004 to January 2005, and Vice President and General Manager of Intel's Platform Products Group, within Intel's Enterprise Platform Group, from April 2002 through May 2004.

Ms. Whitney is retired from IBM, where she most recently served from 2001 to 2007 as General Manager, IBM System x, IBM's x86-based server division. She began her career at IBM in 1972.

Other Director

Mr. Mancuso, who will not be standing for re-election, has been Vice President and Chief Financial Officer of Computer Sciences Corporation, a provider of information technology and business process outsourcing and information technology and professional services, since December 2008. Previously, he was Chief Financial Officer of General Dynamics from 1994 to 2006. Mr. Mancuso is a director of SPX Corporation and The Shaw Group Inc.

Board Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election of each of the nominees listed above as a director of the company.

PROPOSAL TWO — RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the 2009 fiscal year. A representative of PricewaterhouseCoopers is expected to be present at the annual meeting, will be permitted to make a statement if desired and will be available to answer appropriate questions. The Audit Committee has considered whether the non-audit services provided by PricewaterhouseCoopers are compatible with maintaining the independence of PricewaterhouseCoopers and has concluded that the independence of PricewaterhouseCoopers is maintained and is not compromised by the services provided.

The following table presents the fees billed by PricewaterhouseCoopers to LSI for 2008 and 2007.

Nature of Services	2008 (In thousands)($)	2007 (In thousands)($)
Audit Fees	3,807	4,259
Audit-Related Fees(1)	—	457
Tax Fees(2)	1,200	1,400
All Other Fees(3)	18	11
Total Fees Billed	5,025	6,127

(1) "Audit-Related Fees" include fees for accounting assistance primarily related to due diligence activities in connection with mergers and acquisitions.

(2) "Tax Fees" represent fees charged for tax advice, tax compliance, domestic and international tax planning and global tax audit defense.

(3) "All Other Fees" include charges for access to a global best practices tool and an accounting research tool provided by PricewaterhouseCoopers.

Under its charter, the Audit Committee must pre-approve all engagements of the independent auditors unless an exception to such pre-approval requirement exists under applicable law. Each year, the committee approves the retention of the independent auditors to audit our financial statements, including proposed fees, before the filing of the preceding year's annual report on Form 10-K. At the beginning of the year, the committee will evaluate other known potential engagements of the independent auditors, including the scope of the work proposed to be performed and the proposed fees, and approve or reject each engagement, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent auditors' independence from management. At each subsequent meeting, the committee will receive updates on the services actually provided by the independent auditors, and management may present additional services for approval. Typically, these would be services that would not have been known at the beginning of the year, such as due diligence for an acquisition.

Under the committee's charter, the Chairman of the committee has the authority to evaluate and approve engagements on behalf of the committee in the event that a need arises for pre-approval between committee meetings. This might occur, for example, if we proposed to execute a financing transaction on an accelerated schedule. If the Chairman approves any engagements under this authority, he will report that approval to the full committee at the next committee meeting. In 2008 and 2007, all engagements of our independent auditors were approved in accordance with our pre-approval requirements.

Board Recommendation

The Board of Directors recommends a vote "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as LSI's independent auditors for 2009.

PROPOSAL THREE — APPROVAL OF OUR AMENDED INCENTIVE PLAN

We are asking stockholders to approve the amended LSI Corporation Incentive Plan. We link participating employees' cash incentive compensation under the plan to the company's performance in a way intended to enable us to receive a federal income tax deduction for that compensation. The Compensation Committee of the Board of Directors has approved the amended Incentive Plan, subject to approval from stockholders at the annual meeting. If approved by stockholders, the amended plan will be applicable for performance periods beginning on or after the date of the annual meeting.

If stockholders do not approve the amended Incentive Plan, no bonuses will be paid under the plan for performance periods that begin on or after the date of the annual meeting. Also, we may not be entitled to a federal income tax deduction for some or all cash incentive compensation, if any, paid to our Chief Executive Officer and several other executive officers for those performance periods if the officer's total compensation exceeds $1 million for any year.

The principal changes we are proposing to the Incentive Plan are:

- To allow for performance periods longer or shorter than a calendar year.
- To change the annual maximum award per person to a three-year maximum.
- To include additional timing of payment provisions to comply with Section 409A of the Internal Revenue Code.

Plan Description

The following is a description of the material terms of the amended Incentive Plan.

Purpose

The plan is intended to motivate and reward participants by making a significant portion of their cash compensation directly dependent upon achieving the company's objectives. The plan accomplishes this by providing participants with cash award payments for achieving performance goals established under the plan.

Compensation paid under the Incentive Plan also is designed to qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code. Under Section 162(m), we may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer or any of the other three most highly compensated executive officers, excluding our Chief Financial Officer, to the extent that any of them receives more than $1 million in any year unless it qualifies as performance-based compensation under Section 162(m). Payments under the plan are intended to qualify as performance-based compensation, thereby permitting us to receive a federal income tax deduction for those payments.

Administration, Amendment and Termination

The plan may be administered by either the Compensation Committee of the Board of Directors or a sub-committee of the Compensation Committee consisting of at least two members of the Board of Directors who qualify as "outside directors" for purposes of Section 162(m). Subject to the terms of the plan, the administrator has sole discretion to select the participants, determine the terms and conditions of each award, including the target amount and the performance goals, and, at any time, to reduce or eliminate any award.

The administrator may, in its discretion, amend, suspend or terminate the plan at any time and for any reason. However, no amendment, suspension or termination may impair the rights of a participant under a previously specified award without the participant's consent and no amendment or modification may result in an increase in the amount of compensation payable under an award. To the extent necessary or advisable under applicable law, amendments to the plan will be subject to stockholder approval.

Eligibility

Any employee of LSI or any of its affiliates is eligible to participate in the plan. The administrator will determine which employees actually participate in the plan. We expect that our executive officers will typically be the only participants in the plan. As of March 18, 2009, we had eight executive officers and 5,310 employees.

Awards

Awards may be granted over performance periods covering a fiscal year, or any longer or shorter period determined by the administrator. For each performance period, the administrator will determine each participant's performance goals and target award. The administrator also will establish a payout formula that (1) is based on a comparison of actual performance to the performance goals and (2) provides for a payment less than, equal to, or in excess of a participant's target award to the extent actual performance falls below, meets or exceeds the previously established performance goals. The administrator has discretion to reduce or eliminate, but not to increase, an award at any time, and no participant may receive more than $9 million under the plan over any period of three consecutive fiscal years. Currently, the maximum award permitted under the plan for any participant is $3 million in any fiscal year.

Awards will be paid following the determination of the amount of the award for a performance period, and in compliance with Section 409A of the Internal Revenue Code. Awards will be paid in cash. In the event a participant's employment terminates for any reason other than the participant's death or total and permanent disability, no award will be paid to that participant for the performance period in which the termination occurs. In the event a participant's employment terminates by reason of the participant's death or total and permanent disability, the administrator will determine the extent, if any, to which the participant or the participant's estate will receive the award for the performance period in which such a termination occurs.

Performance Goals

In determining the performance goals applicable to an award, the administrator may choose one or more of the following:

- Earnings per share
- Operating income
- Profit
- Return on equity
- Revenue
- Total shareholder return

Performance goals may differ from participant to participant, from performance period to performance period and from award to award. Any criteria used may be measured, as applicable:

- In absolute terms
- In relative terms (including, but not limited to, passage of time and/or against another company or companies)
- On a per-share basis

- Against the performance of the company as a whole or a segment of the company
- On a pre-tax or after-tax basis

The administrator may also include or exclude from any GAAP measures any elements that would normally be excluded or included in the GAAP measures, whether or not such determinations result in any performance goal being measured on a basis other than GAAP.

U.S. Federal Income Tax Consequences

Under present U.S. federal income tax law, participants will recognize ordinary income equal to the amount of an award received under the plan in the year of receipt. That income will be subject to applicable income and employment tax withholding by the company. If and to the extent that payments under the plan satisfy the requirements of Section 162(m) or the total non-performance-based compensation of the participant for the year does not exceed $1 million, and if the payments under the plan otherwise satisfy the requirements for deductibility under federal income tax law, we will receive a deduction equal to the amount of the payments.

Awards to be Granted to Certain Individuals and Groups

Awards under the plan are determined based on actual future performance. As a result, we cannot determine the actual amounts of future awards at this time. Because our executive officers are eligible to receive awards under the plan, our executive officers have an interest in this proposal. Although we currently do not intend to grant cash incentive awards outside of the plan to employees who are participants in the plan, we may do so in the future.

The recent global economic decline has had a significant, negative impact on our results and outlook. As a result, the Compensation Committee had not established a bonus program under the Incentive Plan for 2009 as of the date of this proxy statement. In mid-2009, the committee intends to reconsider whether, in light of then-existing economic conditions, it would be appropriate to establish a bonus program under the plan.

Board Recommendation

The Board of Directors recommends a vote "FOR" the approval of the amended Incentive Plan.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2008

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	30,174,967	$8.65	61,375,700(1)
Equity compensation plans not approved by security holders(2)	37,642,341	$9.26	—
Total	67,817,308	$8.99	61,375,700

(1) Of this amount, 15,081,169 shares were available for awards of restricted stock or restricted stock units under our 2003 Equity Incentive Plan. Those shares were also available for stock option awards.

(2) In connection with a number of acquisitions we have made, we have assumed equity awards originally granted by the acquired company. The table does not include information about those awards. At December 31, 2008 and pursuant to those awards, up to 21,636,850 shares were issuable upon exercise of outstanding stock options and stock appreciation rights, with a weighted average exercise price of $19.62 per share and up to 2,050,447 shares were issuable upon vesting of restricted stock units. We will not issue any further awards under the plans pursuant to which these awards were issued.

You can find additional information about our equity compensation plans in note 3 to the financial statements included in our annual report on Form 10-K for the year ended December 31, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our compensation program is intended to provide all of our executive officers with a comprehensive compensation package that will motivate them to drive both short-term and long-term business success while at the same time allowing us to attract, retain and reward talented individuals to lead the business.

In light of these objectives, we followed the following guidelines in designing our executive officer compensation program:

- We should have base salaries and employee benefit programs that are competitive with the programs offered by companies with which we compete for executive talent.
- We should provide executives with the opportunity to earn short-term cash incentives based primarily on our achievement of corporate financial and operational goals. For more senior executives, the short-term cash incentive opportunity should be a greater percentage of their total cash compensation opportunity so that more of their cash compensation is at risk and dependent on achievement of corporate goals. For example, in 2008, our CEO's target bonus was 56% of his total cash compensation opportunity, while the target bonus of other executive officers ranged from 33⅓% to 43% of their total cash compensation opportunity.
- We should offer equity opportunities that provide long-term incentives for creating additional stockholder value. We believe that offering our executive officers the ability to profit from increases in the market price of our shares through a combination of stock options and restricted stock units aligns the interests of our executive officers with the long-term interests of our stockholders.

Our Compensation Committee is responsible for the executive compensation program. In 2008, the committee made a number of changes to the program. These changes include terminating our Chief Executive Officer's employment agreement, adopting a single set of severance arrangements for executive officers, adopting a policy on recoupment of compensation, replacing individual perquisites for executive officers with a cash allowance and changing our vacation program for executive officers. The changes are described in greater detail below under "Compensation Program Changes in 2008."

The committee believed that we made significant progress in 2008 on our financial and operational priorities before the economic downturn began in late 2008. Management had successfully refocused the business on the storage and networking markets and the company's financial performance was on track to reach our long-term goals for a number of financial metrics. In order to reward our executive officers for that improvement, and recognizing that our actual revenue and non-GAAP operating income for the year exceeded our plan, the committee chose to pay meaningful bonuses to our executive officers.

In early 2009, the committee considered establishing a bonus program for 2009, but chose not to in light of then-existing economic conditions. At that time, the committee also chose not to adjust the base salary of any executive officer even though it felt that doing so would be appropriate in several cases. The committee does intend to reconsider both of these matters in the middle of the year in light of economic conditions at the time.

Our Benchmarking Practices

In analyzing our executive officer compensation programs, the Compensation Committee reviews information prepared by Hewitt, the committee's consultant, about the executive compensation practices of a designated peer group of companies. Our peer group includes companies in industry groups similar to the ones in which we conduct business and which, at the time the peer group was selected, ranged in market capitalization from about one-third to three times our market capitalization. This group of companies was recommended by Hewitt and reviewed and approved by the Compensation Committee and includes:

Advanced Micro Devices, Inc.	MEMC Electronic Materials, Inc.
Altera Corporation	National Semiconductor Corporation
Amkor Technology, Inc.	Network Appliance, Inc.
Analog Devices, Inc.	NVIDIA Corporation
Atmel Corporation	ON Semiconductor Corporation
Broadcom Corporation	Sandisk Corporation
Fairchild Semiconductor International	Spansion Inc.
International Rectifier Corporation	Western Digital Corporation
Marvell Technology Group Ltd.	Xilinx, Inc.

The benchmarking studies conducted by Hewitt provided information for each of base salary, target bonus and equity compensation, as well as total compensation. Where Hewitt was not able to obtain information about the compensation practices of a sufficient number of companies in our peer group, Hewitt also presented information about our compensation practices compared to those of a larger number of high-tech companies that participated in the Radford Executive Survey. In these cases, the committee based its compensation decisions on comparisons between our practices and those of the companies in our designated peer group for which data was available, and used the comparison with the larger number of high-tech companies as additional information.

Compensation Elements

Our executive officer compensation program includes the following types of pay:

- Base salary.
- Bonus incentives.
- Stock options.
- Restricted stock units.
- Executive perquisites.
- Severance benefits.
- Other benefits that are generally available to all of our employees.

Except for benefits available to employees generally, the Compensation Committee reviews each element of executive compensation separately and total compensation as a whole. The committee determines the appropriate mix of elements with a view to furthering our compensation objectives and to ensure that, with respect to base salary, target bonus and equity compensation, we remain competitive with the executive officer compensation practices of our designated peer group of companies.

In determining the extent of the use and the weight of each element of compensation, the committee considers the effect and importance of each element in meeting our compensation objectives. For example, base salary, executive perquisites and generally available benefits allow us to remain competitive in the marketplace in order to continue to attract top talent. We structure our bonus incentives to reward executive officers for achieving organizational performance goals and consider individual performance when determining the actual amount to be paid. In determining the target bonus incentive opportunity we provide, we seek to stay competitive in the marketplace.

Cash Compensation

We typically set base salaries and target bonus percentages for individual officers when we hire them or when we promote them from other positions at the company. We review base salaries and target bonus percentages annually and at other times if individual circumstances make doing so appropriate. We would consider whether to change these amounts in the following situations:

- When an individual's role in the company changes and they have more or less responsibility or have more or less potential to affect our results.
- When doing so maintains what we believe to be appropriate relationships between the compensation provided to different executive officers.
- When we believe doing so is necessary for retention reasons.
- When market data indicates that we are not compensating an individual competitively.

Equity Compensation

Our equity incentives include stock options and restricted stock units that are multi-year awards intended to provide incentives to our executive officers to increase stockholder value and to continue to serve as an employee of LSI until their options become exercisable or their restricted stock units vest. We believe that the use of restricted stock units in addition to stock options helps further our retention goals.

We typically grant equity awards to employees broadly in early March of each year. We make other grants during the year principally for new hires and for retention. We generally make these grants at the beginning of each month and at regularly scheduled board meetings. We do not decide when to make equity grants based on our plans for the public release of material information and do not time our release of material information to the public based on when we make equity grants. Our Compensation Committee may take action to grant awards on a future date. This reduces the number of restricted stock unit vesting events we have. It also enables all employees to have the same grant date for equity awards that are part of our annual grant program. Under that program, awards for different groups of employees may be approved on different days.

Total Compensation Opportunity

The committee generally considers whether a proposed mix of all of the elements of a compensation package meets our compensation objectives when taken as a whole. In determining levels of executive compensation, the committee reviews and considers existing equity awards but does not have a formal policy concerning the impact of grants made in the past on future compensation.

In 2008, we targeted total compensation opportunity, including base salary, target bonus and equity compensation, in the 3rd quartile, that is between the 50th and 75th percentiles, of our designated peer group. The committee also sought to have each element of compensation, with stock options and restricted stock units being considered together for this purpose, fall within the 3rd quartile of our designated peer group. The committee generally targeted base salaries at the 50th percentile of our designated peer group and weighted more of the total compensation opportunity toward variable, incentive compensation (at-risk pay). The actual level provided to any individual depended on a number of factors, including individual performance, experience, value to the business and competitive conditions.

Perquisites

In 2008, we provided our officers with a package of perquisites to offer market-competitive compensation and to attract top executive talent. Executive officers other than those who joined us from Agere received:

- *Car allowance.* We provided our Chief Executive Officer $1,000 per month and our other executive officers $800 per month as a car allowance and did not otherwise reimburse them for use of a personal car for business purposes.
- *Tax and financial counseling allowances.* We reimbursed fees for tax planning and preparation or financial counseling of up to $3,500 a year for our Chief Executive Officer and up to $2,500 a year for our other executive officers.
- *Estate planning.* We reimbursed our executive officers up to $5,000 over the course of their employment with us for estate planning services.
- *Travel lounge membership.* Recognizing that our executive officers travel often, visiting diverse company, customer and supplier locations, we reimbursed them for the cost of one airline club membership fee a year.
- *Annual physical.* Because the health of our executive officers is important to us, we were willing to pay the full cost of an annual physical if it was not covered by our health insurance program.

In 2008, we provided executive officers who joined us from Agere, including Messrs. Stroh and Micallef, with perquisites consistent with Agere's compensation program. Those benefits included a $1,400 a month car allowance and a $10,000 per year financial counseling allowance and a tax gross-up on the financial counseling allowance. The car allowance was not provided to Mr. Micallef because we reimbursed him for his actual transportation expenses as part of his international assignment.

Severance Benefits

We believe that reasonable severance arrangements can be beneficial both for officers and for the company. By providing post-employment certainty, they enable employees to focus more energy on the company's business, particularly in times of uncertainty. Having a pre-determined amount of compensation that an executive officer will receive following a termination of employment may also reduce the amount of cost and effort we must expend in individual negotiations.

Company-wide Benefits

Our executive officers also are eligible to participate in the health and welfare programs that we make available to our employees generally, although with higher benefit levels in the case of life insurance and accidental death and dismemberment insurance. They can also participate in our 401(k) program and our employee stock purchase plan on the same terms as other employees.

Compensation Program Changes in 2008

In 2008, we made a number of changes in our compensation program for executive officers. These changes are described below.

Termination of Mr. Talwalkar's Employment Agreement

When we hired Mr. Talwalkar to be our Chief Executive Officer in May 2005, we entered into an employment agreement with him, which he negotiated as part of his compensation package. The agreement had an initial term of two years and automatically renewed for additional one-year periods unless either Mr. Talwalkar or the company decided not to renew it. We terminated the agreement in May 2008. The agreement provided for Mr. Talwalkar's initial compensation and severance benefits in the event of his involuntary termination from the company other than for cause or after a change in control if his role at the company was materially diminished.

To give Mr. Talwalkar time to decide whether to move to the Milpitas, California, area, we also provided him with a housing and commuting allowance for two years. To give him additional time to decide whether to relocate to the Milpitas area, we extended this benefit until May 2009, notwithstanding the termination of the agreement. We will not extend it further. Under this arrangement, we provide him with $5,000 per month, an amount the Compensation Committee believed reasonable based on housing costs near our headquarters in Milpitas, and pay his reasonable commuting costs. We also provide a tax gross-up on these amounts. In 2008, we reduced the amount of the gross-up from an amount, which when added to the payments resulted in him retaining approximately the amount of the payments after paying applicable taxes, to an amount equal to the amount of tax we estimate he would pay on the payments. As mentioned above, this arrangement and the related tax gross-up will end in May 2009.

Revision of Severance Arrangements

At the beginning of 2008, we had a number of different arrangements in place providing severance benefits for our executive officers. Mr. Talwalkar had severance arrangements in his employment agreement. Other executive officers who did not join us from Agere had individual contracts that could provide severance benefits following a change in control of LSI. And executive officers who joined us from Agere had the benefit of a severance plan adopted by Agere.

In order to eliminate individually negotiated severance arrangements and to provide one consistent benefit for all of our executive officers, we adopted a severance policy for our executive officers in May 2008. You can find a description of this policy below under "Executive Compensation — Change-in-Control and Termination Arrangements." This policy has applied to Mr. Talwalkar since his employment agreement terminated in May 2008 and to other executive officers who did not join us from Agere since their change-in-control contracts expired in November 2008, and applies to executive officers who joined us from Agere beginning in April 2009 when the agreement we made in connection with the Agere merger to maintain benefit levels for two years ends.

Adoption of Policy on Recoupment of Compensation

In 2008, we adopted a policy under which we can require an executive officer or our controller to repay cash bonuses and equity awards if we must make a material restatement of our financial statements as a result of the individual's intentional misconduct. We believe it important for the company to have a contractual right to recover compensation in these situations and are requiring executive officers to agree to this policy when we award them stock options.

Change to Perquisite Program

We unified our perquisite programs effective at the beginning of 2009, and no longer provide individual perquisites. Instead, we provide an annual cash allowance to our executive officers. Making this change is reducing the burden of administering individual programs while providing our executives the flexibility to use the money for those services that are most important to them. The amount of the allowance is $25,000 per year for our Chief Executive Officer and $20,000 per year for each of the other executive officers. We do not provide a tax gross-up on these amounts.

Change to Vacation Policy

Effective at the beginning of 2009, we eliminated the accrual of a specific number of vacation days by our executive officers. Instead, we will allow officers to take a reasonable amount of vacation time consistent with the needs of the business. We believe this will reduce the company's expenses because we will not accrue for unused vacation time in the future and will reduce our exposure to payouts of unused vacation time when officers terminate employment in the future. In connection with this change, in late 2008 we did pay our executive officers the value of their accrued and unused vacation time when we terminated the old program.

2008 Compensation Decisions

Base Salary

The committee re-evaluated the base salaries of the executive officers identified in the Summary Compensation Table, who we refer to as our named executive officers, in February 2008. Noting that the salaries of Messrs. Talwalkar, Look and Richardson were within the 3rd quartile of salaries for similar positions in our designated peer group, the committee determined not to change their base salaries. Noting that their base salaries were below the median in our designated peer group, the committee increased the salaries of Messrs. Micallef and Stroh to amounts that approximate the median, consistent with its goal of targeting base salaries at the 50th percentile of the designated peer group.

Bonus Incentives

The committee also reviewed the target bonus percentages of the named executive officers in February 2008. At that time, the committee noted that Mr. Talwalkar's target bonus percentage placed him at approximately the median of our designated peer group. In order to provide Mr. Talwalkar with an increased incentive to improve the company's performance, it increased his target bonus percentage from 100% of his base salary to 125% of his base salary, which placed him within the 3rd quartile of our comparison group. The committee believed that the target bonus percentages of the other named executive officers were at appropriate levels and did not change them.

The committee established a bonus program for employees in February 2008. Under that program, if in 2008 we achieved non-GAAP operating income of at least $156 million and revenue of at least $2.32 billion, we would create a bonus pool equal to a percentage of our non-GAAP operating income to be used to pay bonuses to executive officers. At the time the program was established, the Board-approved plan for 2008 estimated that non-GAAP operating income would be $263 million and revenue would be $2.579 billion.

Non-GAAP operating income excludes impairment of goodwill and other intangible assets, stock-based compensation, amortization of acquisition-related intangibles, restructuring of operations and other items, net, purchase accounting effect on inventory, loss on write-down of debt/equity securities, gain on repurchase of convertible subordinated notes and acquired in-process research and development.

Under the program, if non-GAAP operating income for 2008 was at least the amount in the Board-approved plan for 2008 and revenue was at least 105% of the amount in the plan for 2008, then the bonus pool would have been funded using an increasing percentage of non-GAAP operating income. The percentage would have leveled off once non-GAAP operating income reached $325 million. The size of the bonus pool would have been capped when non-GAAP operating income reached $417 million. The committee included the requirement that revenue be higher than the Board-approved plan before the rate of bonus funding could increase in order to reduce the risk that management would cut expenses, at the cost of losing future business, in order to earn larger bonuses. The amount of revenue required before the rate of bonus funding could increase was $2.708 billion.

For 2008, our actual non-GAAP operating income was $298 million and our actual revenue was $2.677 billion, each of which exceeded the Board-approved plan for the year. According to the original bonus program, this level of performance would have resulted in aggregate bonus funding for the company equal to 41.3% of the sum of eligible employees' target bonuses. For each of our named executive officers, an amount equal to this percentage of their target bonus is shown in the Summary Compensation Table in the column labeled "Non-Equity Incentive Plan Compensation." Any bonus paid above this percentage of target is shown in the "Bonus" column.

Recognizing that the requirement to achieve 105% of "plan" revenue was set very early in the year, before the global economic deterioration began, that for the first three quarters of the year the company was on track to exceed this level of performance, that the company's performance for the year had exceeded its revenue plan and was close to the 105% of "plan" level, that management had continued to invest in the business and that applying the requirement would not serve its original purpose, the Compensation Committee provided aggregate funding for bonuses in an amount equal to 51.5% of the sum of eligible employees' target bonuses. This level of funding prorated the increased funding that would have been provided for had revenue been at least 105% of plan based on the level of achievement of greater than "plan" revenue rather than making it "all or none." In determining the actual bonus amounts for named executive officers, the committee used this level as a baseline.

The committee determined the actual amount of each executive officer's bonus for 2008 in early 2009. The committee considered a number of factors in deciding to pay bonuses for 2008, notwithstanding the decline in our stock price in 2008 and the then-current economic environment. These factors included:

- The company had met the requirements for earning bonuses set at the beginning of the year.
- The company had made significant progress towards achieving its long-term financial and operating performance goals.
- Not paying bonuses when they were earned under the plan would have a negative impact on employee morale.
- The company's cash position was sufficient to make the bonus payments.

Based on the economic environment, the committee did not, however, establish a bonus program for 2009 at that time.

The actual bonus for each named executive officer other than Mr. Talwalkar reflected the contribution of the individual's functional area to achievement of corporate goals that were set at the beginning of the year as well as a subjective evaluation of the executive's performance. These goals included:

- Exceeding the 2008 operating plan.
- Controlling discretionary spending.
- Prudently managing our capital structure and generating cash.
- Delivering new products to market in a timely manner.
- Developing strategies for future products.
- Winning new business.
- Achieving high levels of customer satisfaction.
- Completing the transition of our assembly and test operations to third-party contract manufacturers.

Mr. Talwalkar's actual bonus was set based on the level of achievement of all of these goals as well as a qualitative evaluation of his management of the company. The committee did not assign any specific weight to any particular goal and considered all the goals in totality in establishing actual bonus payouts. The actual bonuses for named executive officers other than Mr. Stroh were above the level of corporate-wide funding (84%-108% of target compared to funding of 51.5% of target). This is because the committee sought to allocate a greater portion of amounts available for bonuses to those individuals who were our top performers.

In setting Mr. Stroh's bonus for 2008, the committee also took into account the fact that Mr. Stroh's position was eliminated in early 2009 and the fact that Mr. Stroh would be receiving severance benefits, including payment of base salary and bonus at target for two years and acceleration of unvested restricted stock units granted by Agere.

The following table shows, for each named executive officer, the individual's target bonus percentage, the approximate percentage of their target bonus represented by their actual bonus and their actual bonus:

Name	Target Bonus Percentage for 2008 (%)	Actual Bonus as a Percentage of Target (%)	Actual Bonus for 2008 ($)
Abhijit Y. Talwalkar	125	85	850,000
Bryon Look	70	95	266,000
Andrew Micallef	75	84	200,000
D. Jeffrey Richardson	70	108	302,000
Ruediger Stroh	75	50	131,250

Equity Awards

Mr. Talwalkar. In February 2008, the committee awarded Mr. Talwalkar stock options covering 1.6 million shares and 300,000 restricted stock units. The awards were intended to provide Mr. Talwalkar with a substantial incentive to remain with the company and continue the work of repositioning the company begun in 2007, including the Agere merger and integration, the focusing of the company's business on storage and networking products, the sale of our Consumer and Mobility businesses and the determination to exit our semiconductor and storage systems assembly and test activities.

The committee weighted more of the total value of the awards towards stock options based on its belief that more of our Chief Executive Officer's equity compensation should depend on the company's stock price improving and less on simply remaining with the company through the vesting period of restricted stock units. These awards resulted in Mr. Talwalkar's long-term equity opportunity falling within the 3rd quartile of our designated peer group.

In February 2009, we granted Mr. Talwalkar an option covering 1.9 million shares. The committee determined the size of the award based on the company's long-term financial results and its desire to provide Mr. Talwalkar with an incentive to remain with the company and continue improving its financial performance. The committee chose not to award any restricted stock units in 2009 to any named executive officer because it wanted any compensation realized from equity awards to result from an improved stock price and not merely remaining with the company.

The stock option granted in 2009 to Mr. Talwalkar covers more shares than the options granted to him in 2008 because we did not award him restricted stock units this year. He received an option in 2009 covering a number of shares equal to the sum of the number of shares covered by the options granted to him in 2008 and the number of restricted stock units he received in 2008. The committee noted that because of our lower stock price in early 2009 compared to early 2008, the 2009 award had less overall grant date value than the award granted in 2008.

The stock options we awarded to Mr. Talwalkar in 2008 and 2009 become exercisable in four equal annual installments and the restricted stock units we awarded him in 2008 vest in three equal annual installments, in each case starting on the first anniversary of the grant date. We reduced the vesting term of restricted stock units awarded as part of our annual performance evaluation process in 2008 for executive officers from four years to three years to increase the value of the awards to our executive officers.

Other Named Executive Officers. In February 2008, we granted Messrs. Look, Micallef, Richardson and Stroh the equity awards shown in the following table:

Name	Shares covered by stock option granted (#)	Number of restricted stock units granted (#)
Bryon Look	350,000	100,000
Andrew Micallef	150,000	50,000
D. Jeffrey Richardson	500,000	200,000
Ruediger Stroh	300,000	150,000

The stock options shown in the table above become exercisable in four equal annual installments and the restricted stock units vest in three equal annual installments. The amount of the awards was determined by the Compensation Committee following a recommendation from our Chief Executive Officer and review by Hewitt, the committee's outside consultant. The value of the awards was intended to be competitive with our designated peer group and reflected a number of other factors, including individual performance, the challenges facing each executive officer's business and other equity awards held.

In some cases, the committee weighted the overall award more heavily to restricted stock units to ensure that value would be delivered to people in roles we felt were critical to our future success and to reduce the total usage of shares for our equity compensation program. The committee also noted the 200,000 share option award and 100,000 restricted stock unit award received by Mr. Stroh, and the 100,000 share option award and 50,000 restricted stock unit award received by Mr. Micallef, in each case that had been made for retention purposes in 2007 following the Agere merger. As a result, the awards to Messrs. Stroh and Micallef covered fewer shares than they would have had the retention awards not been made. The committee also believed that people running product businesses were more critical to our future success and generally awarded them larger equity awards than we awarded to other executive officers.

The committee considered all these factors as a whole, and did not assign any particular weight to any specific factor or increase or decrease any award by a specific amount as a result of any specific factor.

In February 2009, we granted Messrs. Look, Micallef and Richardson the equity awards shown in the following table.

Name	Shares covered by stock option granted (#)
Bryon Look	600,000
Andrew Micallef	200,000
D. Jeffrey Richardson	700,000

As was the case with the stock option the committee awarded Mr. Talwalkar in 2009, the stock options granted in 2009 to these officers cover more shares than the options granted to them in 2008 because we did not award them restricted stock units this year and, in the case of Mr. Look, as compensation for the additional responsibilities he took on when he became our Chief Administrative Officer in early 2009. Each of Messrs. Micallef and Richardson received an option in 2009 covering a number of shares equal to the sum of the number of shares covered by the option granted to him in 2008 and the number of restricted stock units he received in 2008.

Other Compensation Matters

Relationship of Mr. Talwalkar's Compensation to that of Other Executive Officers

Mr. Talwalkar's salary, target bonus opportunity and equity awards are each greater than those of our other executive officers because the Compensation Committee believes that the Chief Executive Officer has the ability to make decisions and take actions that will have a greater impact on the company's performance than the decisions made and the actions taken by the other executive officers.

Impact of the Agere Merger

Messrs. Micallef and Stroh joined LSI in April 2007, in connection with the Agere merger. We believed that the success of the merger as well the success of the company going forward depended on retaining a number of talented individuals from Agere, including Messrs. Micallef and Stroh. As a result, we entered into retention agreements with these individuals to encourage them to stay with the company and contribute to its future success. These agreements provided that Messrs. Micallef and Stroh would receive, if they stayed with LSI, the following:

Name	Cash paid at merger closing on 4/2/07 ($)	Cash to be paid on each of 4/2/08 and 4/2/09 ($)	RSUs granted shortly after merger closing (#)	Shares covered by stock option granted at merger closing (#)
Andrew Micallef	75,000	100,000	50,000	100,000
Ruediger Stroh	75,000	100,000	100,000	200,000

The restricted stock units shown in the table vest in two equal annual installments and the stock options shown in the table become exercisable in four equal annual installments. The vesting of the restricted stock units was intended to coincide roughly with the timing of the post-merger cash payments to provide a strong, two-year retention vehicle.

In January 2009, we restructured our business to simplify our structure and reduce expenses, combining our businesses that make semiconductors into one organization. As part of this restructuring, Mr. Stroh left the company. As a result, he will not receive the 2009 cash payment described above and the restricted stock units and stock options shown in the table, to the extent they were unvested when he left, were terminated.

In connection with the Agere merger, we agreed that for a period of two years from the completion of the merger, we would provide Agere employees with levels of compensation and benefits that were substantially equivalent, in the aggregate, to those provided by Agere just before we agreed to merge. As a result of this agreement, we have provided Messrs. Micallef and Stroh with severance benefits and perquisites consistent with Agere's programs just before the merger was completed, although they did agree to different severance benefits in the event of a change in control of LSI. See "Executive Compensation — Change-in-Control and Termination Agreements" for more information about their severance arrangements.

International Assignment Arrangements

Mr. Micallef is the head of our operations group and manages our relationships with our major vendors, including our manufacturing partners. Because many of the operations of our major manufacturing vendors are in the Asia Pacific region, Mr. Micallef, a U.S. resident, is currently based in Singapore. In connection with his assignment there, we are providing him with payments and reimbursements, including reimbursement of duplicate housing costs, tuition assistance, a premium for serving overseas, moving and transportation payments and tax reimbursements and gross-ups, that are intended to allow him to work in a country other than his home country and not experience a reduction in his standard of living. The tax reimbursements and gross-ups are intended to result in Mr. Micallef paying about the same amount of taxes he would have paid had he continued to work in the U.S. We provide the tax reimbursements and gross-ups in this context because we do not want him to suffer financially when he is serving in Singapore at the company's request.

While we believe that the primary purpose of the payments and reimbursements is to avoid Mr. Micallef being disadvantaged by the assignment, we cannot conclude that all of the payments and reimbursements are non-compensatory. Rather than attempt to determine which are compensatory and which are not, we have simply assumed that all of them were compensatory for purposes of the Summary Compensation Table.

Stock Ownership Guidelines

We do not currently have any stock ownership guidelines for our directors or executive officers. The Compensation Committee has discussed with Hewitt the benefits and drawbacks of stock ownership guidelines and periodically reconsiders the subject, but has determined not to implement stock ownership guidelines at this time. We do not allow executive officers to hedge either outstanding equity awards they hold or LSI stock they hold.

Accounting and Tax Considerations

In designing our executive compensation programs, we consider the accounting and tax effects that each component of the program will or may have on the company and our executive officers. For incentive-based compensation, the Compensation Committee considers the desirability of having that compensation qualify for deductibility for tax purposes under Section 162(m) of the Internal Revenue Code. That law provides that non-performance-based compensation in excess of $1 million paid to certain executive officers is not deductible by the company for tax purposes. We are asking our stockholders to approve our amended Incentive Plan at the annual meeting so that compensation paid under that plan can be deductible under Section 162(m).

The Compensation Committee balances the desirability of having compensation qualify for deductibility with our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. As a result, the Compensation Committee has not adopted a policy that all compensation must be deductible. For example, the restricted stock units granted to our executive officers in 2008 are not designed to qualify for this deduction because we believe that the uncertainty as to vesting that would result from making those awards require meeting a performance test in order to vest would substantially reduce the retention value of providing those awards.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of LSI has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this proxy statement.

Charles A. Haggerty, Chairman
John H.F. Miner
Arun Netravali
Susan Whitney (member of the committee beginning November 12, 2008)

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information about the compensation earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(4)	Total ($)
Abhijit Y. Talwalkar	2008	806,164	437,306	1,104,927	4,531,239	412,694	—	187,015	7,479,345
President and Chief	2007	800,010	—	1,261,876	3,888,944	—	—	159,586	6,110,416
Executive Officer	2006	800,000	—	1,020,734	3,590,908	800,000	—	147,180	6,358,822
Bryon Look	2008	403,082	150,446	403,837	604,649	115,554	—	66,898	1,744,466
Executive Vice	2007	400,005	—	260,475	771,160	—	—	22,022	1,453,662
President and Chief Financial Officer	2006	400,000	—	126,639	752,079	170,000	—	25,831	1,474,549
Ruediger Stroh(3)	2008	343,984	22,918	1,412,299	963,659	108,332	—	236,586	3,087,778
Executive Vice President, Storage Peripherals Group	2007	243,750	—	874,049	637,293	—	—	93,144	1,848,236
Andrew Micallef(3)	2008	313,713	101,573	576,949	617,487	98,427	81,891	910,595	2,700,635
Executive Vice President, Worldwide Manufacturing Operations	2007	225,000	—	735,864	442,893	—	22,101	713,096	2,138,954
D. Jeffrey Richardson	2008	403,082	186,446	662,394	976,340	115,554	—	30,800	2,374,616
Executive Vice President,	2007	400,005	—	498,336	770,139	—	—	58,151	1,726,631
Network and Storage Products Group	2006	400,000	—	361,184	607,715	190,000	—	81,281	1,640,180

(1) The amounts shown in this column reflect the amount of expense we would have recognized in our financial statements in the years indicated for equity awards granted to the named individuals had we assumed that no awards would be forfeited. You can find information about the assumptions we used in valuing these awards in note 3 to the financial statements included in our 2008 Annual Report on Form 10-K.

(2) The amounts in this column reflect the change in the actuarial present value of Mr. Micallef's accumulated pension benefit under our pension plans. For 2007, the amount shown reflects the change in value from April 2, 2007, the date on which Mr. Micallef became an employee of ours, through December 31, 2007.

(3) Messrs. Micallef and Stroh became employees of LSI upon completion of our merger with Agere Systems on April 2, 2007, and did not receive any compensation from LSI during the year ended December 31, 2006. Mr. Stroh left LSI in January 2009.

(4) The amounts shown in this column for 2008 consist of the following:

	Abhijit Y. Talwalkar	Bryon Look	Ruediger Stroh	Andrew Micallef	D. Jeffrey Richardson
Retention payments($)(a)	—	—	100,000	100,000	—
Commuting and housing payments($)(b)	61,129	—	—	—	—
Auto allowance($)	12,000	9,600	16,800	—	9,600
Tax/Financial planning($)	1,601	—	10,000	10,000	2,500
Estate planning($)	1,639	—	—	—	1,200
Overseas assignment payments($)(c)	—	—	—	440,106	—
Tax gross-ups($)(d)	44,699	—	6,461	347,642	—
Life insurance premiums($)	1,080	1,080	2,760	1,560	1,080
AD&D insurance premiums($)	324	324	88	80	324
Travel lounge membership($)	—	—	—	—	300
401(k) plan match and profit sharing($)	19,896	13,973	11,519	11,207	13,973
Annual physical($)	—	1,482	—	—	—
Payout of accrued vacation($)(e)	44,647	40,439	88,958	—	1,823

(a) Messrs. Micallef and Stroh were officers of Agere prior to our merger with that company. Because of the very significant organizational and integration challenges we believed they would face, as well as the uncertainty caused by working for a new company with a different culture, we entered into retention agreements with them. These agreements provided for cash payments and equity awards designed to encourage them to remain with LSI. The retention payments shown in this row were provided for in these agreements.

(b) Mr. Talwalkar does not reside near our headquarters. When we hired him, we agreed to provide him with an allowance towards commuting expenses and housing expenses near our headquarters and subsequently extended the benefit until May 2009.

(c) The amount shown in this row represents payments of travel, living and other expenses for Mr. Micallef, a U.S. resident who is on temporary assignment in Singapore. These payments are designed so that he is not disadvantaged by his international assignment. Some of these payments were made in Singapore dollars and were converted to U.S. dollars using an exchange rate provided by a third-party finance website for the date the payments were made. These rates ranged from 1.337 to 1.505 Singapore dollars per U.S. dollar.

(d) The tax gross-ups shown relate to commuting and housing allowances and reimbursements, the financial planning benefits for Messrs. Stroh and Micallef and overseas assignment payments. We provide Mr. Micallef with tax gross-ups on the payments related to his overseas assignment so that he does not have to pay out of pocket to serve in Singapore at our request.

(e) Our practice, required by law in some jurisdictions, has been to pay executive officers for their accrued and unused vacation time when they leave the company. In order to minimize our exposure to these payments for executive officers, we discontinued providing executive officers with specific numbers of vacation days at the end of 2008 and instead now allow them to take vacation when they choose, subject to their obligation to devote sufficient time to the affairs of the company. As part of this change, we paid each of our executive officers the amount of their accrued vacation pay.

Grants of Plan-Based Awards for 2008

Name	Grant Date	Date of Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards($/sh)	Grant Date Fair Value of Stock and Option Awards($)
Abhijit Y. Talwalkar	3/1/08	2/22/08	—	—	—	300,000	—	—	1,512,000
	3/1/08	2/22/08	—	—	—	—	1,500,000	5.04	2,676,000
	3/1/08	2/22/08	—	—	—	—	100,000	5.04	178,400
	2/21/08	2/21/08	213,829	356,382	890,954	—	—	—	—
Bryon Look.	3/1/08	2/21/08	—	—	—	100,000	—	—	504,000
	3/1/08	2/21/08	—	—	—	—	350,000	5.04	624,400
	2/21/08	2/21/08	59,872	99,787	249,467	—	—	—	—
Ruediger Stroh.	3/1/08	2/21/08	—	—	—	150,000	—	—	756,000
	3/1/08	2/21/08	—	—	—	—	300,000	5.04	535,200
	2/21/08	2/21/08	56,130	93,550	233,876	—	—	—	—
Andrew Micallef	3/1/08	2/21/08	—	—	—	50,000	—	—	252,000
	3/1/08	2/21/08	—	—	—	—	150,000	5.04	267,600
	2/21/08	2/21/08	50,998	84,997	212,493	—	—	—	—
D. Jeffrey Richardson . . .	3/1/08	2/21/08	—	—	—	200,000	—	—	1,008,000
	3/1/08	2/21/08	—	—	—	—	500,000	5.04	892,000
	2/21/08	2/21/08	59,872	99,787	249,467	—	—	—	—

(1) These awards were part of our 2008 bonus program. You can find a description of that program in the Compensation Discussion and Analysis section under the heading "2008 Compensation Decisions — Bonus Incentives."

(2) The amounts shown in this column represent restricted stock units awarded under our 2003 Equity Incentive Plan.

(3) The amounts shown in this column represent stock options granted under our 1991 Equity Incentive Plan, except for the 100,000 share option granted to Mr. Talwalkar, which was granted under our 2003 Equity Incentive Plan.

The stock options reported in the Grants of Plan-Based Awards for 2008 table have a seven-year term and become exercisable at the rate of 25% per year, beginning on the first anniversary of the grant date. The restricted stock units reported in that table vest at the rate of one-third per year, beginning on the first anniversary of the grant date.

Outstanding Equity Awards at Fiscal Year End 2008

The following table provides information as of December 31, 2008, on the holdings of stock options and restricted stock units by the executive officers listed in the Summary Compensation Table.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Abhijit Y. Talwalkar	1,125,000	375,000(a)	6.13	5/23/12	390,000(A)	1,283,100
	375,000	125,000(b)	6.13	5/23/12		
	—	2,000,000(3)	7.38	6/1/12		
	100,000	300,000(c)	9.25	2/8/14		
	—	1,500,000(d)	5.04	3/1/15		
	—	100,000(e)	5.04	3/1/15		
Bryon Look.	120,000	—	29.4375	8/13/09	165,000(B)	542,850
	100,000	—	52.125	2/17/10		
	50,000	—	40.125	8/18/10		
	300,000	—	18.19	12/4/10		
	200,000	—	18.69	11/15/11		
	250,000	—	5.06	3/20/13		
	200,000	—	10.70	2/12/11		
	112,500	37,500(f)	6.23	2/10/12		
	75,000	75,000(g)	9.39	2/8/13		
	50,000	150,000(h)	9.25	2/8/14		
	—	350,000(i)	5.04	3/1/15		
Ruediger Stroh	324,000	108,000(j)	6.1644	11/30/12	476,480(C)	1,567,619
	61,560	61,560(k)	9.0926	11/30/13		
	50,000	150,000(l)	10.23	4/2/14		
	—	300,000(m)	5.04	3/1/15		
Andrew Micallef	10,800	—	19.5371	4/30/09	176,520(D)	580,751
	3,229	—	71.7963	10/31/10		
	75,600	—	16.4121	11/30/10		
	2,259	—	35.8556	2/28/11		
	9,000	—	6.3889	11/30/11		
	22,500	54,000(n)	6.1644	11/30/12		
	48,600	48,600(o)	8.8152	11/30/13		
	25,000	75,000(p)	10.23	4/2/14		
	—	150,000(q)	5.04	3/1/15		
D. Jeffrey Richardson	375,000	125,000(r)	7.94	6/13/12	270,000(E)	888,300
	75,000	75,000(s)	9.39	2/8/13		
	50,000	150,000(t)	9.25	2/8/14		
	—	500,000(u)	5.04	3/1/15		

(1) The following table contains additional information about the exercisability of stock options that were not completely exercisable at December 31, 2008. In order for shares to become exercisable as provided below, the holder of the stock option must remain an employee of LSI through the date on which the shares become exercisable.

Grant	Next Date after 12/31/08 on Which Shares Become Exercisable	Number of Shares Becoming Exercisable on That Date(#)	When Additional Shares Become Exercisable Thereafter
(a)	5/23/09	375,000	—
(b)	5/23/09	125,000	—
(c)	2/8/09	100,000	100,000 shares become exercisable each year thereafter until fully exercisable
(d)	3/1/09	375,000	375,000 shares become exercisable each year thereafter until fully exercisable
(e)	3/1/09	25,000	25,000 shares become exercisable each year thereafter until fully exercisable
(f)	2/10/09	37,500	—
(g)	2/8/09	37,500	37,500 shares become exercisable on 2/8/10
(h)	2/8/09	50,000	50,000 shares become exercisable each year thereafter until fully exercisable
(i)	3/1/09	87,500	87,500 shares become exercisable each year thereafter until fully exercisable
(j)	1/1/09	9,000	9,000 shares become exercisable each month thereafter until fully exercisable
(k)	1/1/09	2,565	2,565 shares become exercisable each month thereafter until fully exercisable
(l)	4/2/09	50,000	50,000 shares would have become exercisable each year thereafter until fully exercisable; the option was canceled when Mr. Stroh left the company in January 2009 to the extent of the shares shown in the table as not being exercisable at 12/31/08
(m)	3/1/09	75,000	75,000 shares would have become exercisable each year thereafter until fully exercisable; the option was canceled when Mr. Stroh left the company in January 2009 to the extent of the shares shown in the table as not being exercisable at 12/31/08
(n)	1/1/09	4,500	4,500 shares become exercisable each month thereafter until fully exercisable
(o)	1/1/09	2,025	2,025 shares become exercisable each month thereafter until fully exercisable
(p)	4/2/09	25,000	25,000 shares become exercisable each year thereafter until fully exercisable
(q)	3/1/09	37,500	37,500 shares become exercisable each year thereafter until fully exercisable
(r)	6/13/09	125,000	—
(s)	2/8/09	37,500	37,500 shares become exercisable 2/8/10
(t)	2/8/09	50,000	50,000 shares become exercisable each year thereafter until fully exercisable
(u)	3/1/09	125,000	125,000 shares become exercisable each year thereafter until fully exercisable

(2) The following table contains additional vesting information for restricted stock units outstanding at December 31, 2008. In order for restricted stock units to vest, the holder must remain employed by LSI through the vesting date.

Grants	Vesting date	Number of Shares Vesting (#)
(A) (Mr. Talwalkar)	2/20/09	30,000
	3/1/09	100,000
	2/20/10	30,000
	3/1/10	100,000
	2/20/11	30,000
	3/1/11	100,000
(B) (Mr. Look)	2/20/09	25,000
	3/1/09	33,333
	2/20/10	25,000
	3/1/10	33,333
	2/20/11	15,000
	3/1/11	33,334
(C) (Mr. Stroh)	3/1/09	50,000*
	4/20/09	50,000*
	12/1/09	216,000
	3/1/10	50,000*
	12/1/10	60,480
	3/1/11	50,000*
(D) (Mr. Micallef)	3/1/09	16,666
	4/20/09	25,000
	12/1/09	54,000
	3/1/10	16,667
	12/1/10	47,520
	3/1/11	16,667
(E) (Mr. Richardson)	2/20/09	27,500
	3/1/09	66,666
	2/20/10	27,500
	3/1/10	66,667
	2/20/11	15,000
	3/1/11	66,667

* These restricted stock units were canceled when Mr. Stroh left the company in January 2009.

(3) This stock option will become exercisable in full on June 1, 2011, or earlier if annual and cumulative targets for operating profit as a percentage of revenue and for revenue growth are met.

Option Exercises and Stock Vested in 2008

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Abhijit Y. Talwalkar	—	—	196,667	1,273,769
Bryon Look	—	—	35,000	202,850
Ruediger Stroh	—	—	50,000	251,000
Andrew Micallef	249,300	231,094	25,000	125,500
D. Jeffrey Richardson	—	—	60,834	373,763

Pension Benefits for 2008

In connection with our merger with Agere, we assumed Agere's pension plans. Mr. Micallef is a participant in Agere's pension plans. The following table sets forth information about his participation in the pension plans as of December 31, 2008:

Name	Plan name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Andrew Micallef	Agere Systems Inc. Pension Plan	8.17	59,275(1)	—
Andrew Micallef	Agere Systems Inc. Supplemental Pension Plan	8.17	278,144(2)	—

(1) To compute this amount, we assumed that Mr. Micallef would retire at age 65 and then receive a lump-sum payment from the plan. We also assumed that his accrued account balance at December 31, 2008, would accrue interest at the rate of 4% per year. We discounted Mr. Micallef's age 65 account balance back to December 31, 2008, using an interest rate of 6.5%. No pre-retirement mortality was assumed.

(2) To compute this amount, we assumed that Mr. Micallef would retire at age 50 years and nine months and then receive a lump-sum payment from the plan. The Supplemental Pension Plan benefit is composed of two components. The first component is an excess retirement benefit which is based upon the account balance formula of the Agere Systems Inc. Pension Plan for pay in excess of the compensation limits under that plan. We assumed that his accrued account balance at December 31, 2008, would accrue interest at the rate of 4% per year to age 50 years and nine months. That account balance was discounted back to December 31, 2008, using an interest rate of 6.5%. The second component is the minimum pension benefit described below in which Mr. Micallef will vest at age 50 years and nine months. Because of the vesting structure of this benefit, we have prorated the value at retirement based upon the portion of the eligibility period served. The minimum pension benefit is offset by all other qualified and nonqualified defined benefit pension benefits. For purposes of determining the offsets to the minimum pension benefit, we assumed that the December 31, 2008, account balances would accrue interest at the rate of 4% per year to age 65 and would be converted to annuities payable at age 65 using an interest rate of 6.5% and the mortality table prescribed by the Pension Protection Act for 2013, projected to 2030 (when Mr. Micallef would reach normal retirement age) using Projection Scale AA for males and females. These annuities were then reduced to amounts payable at age 50 years and nine months by the early retirement factors contained in our pension plan for participants commencing benefits at that age. For purposes of converting the net minimum retirement benefit into a lump sum form of payment, we used an interest rate of 8.25% and the mortality table prescribed by the Pension Protection Act for 2013, projected to 2015 (when Mr. Micallef would reach age 50 years and nine months) using Projection Scale AA for males and

females. The resulting lump sum was discounted back to December 31, 2008, using an interest rate of 6.5%.

The Agere pension plans applicable to Mr. Micallef contain two programs, one in which benefits are based on years of service and compensation history and one that is an account balance program. Which program an employee participates in, and whether they participate in the plans at all, depend on the date the employee was hired. Based on his date of hire, Mr. Stroh did not participate in the Agere pension plans.

Mr. Micallef participates in the account balance program. Under this program, we establish a notional account for each participating employee, who earns annual pay credits based on age, salary and bonus, in accordance with the following schedule:

Age	Contributions as a Percent of Salary and Bonus
less than 30	3.00%
30 — less than 35	3.75%
35 — less than 40	4.50%
40 — less than 45	5.50%
45 — less than 50	6.75%
50 — less than 55	8.25%
55+	10.00%

In addition, interest is credited on the last day of the year. Once vested, an employee participating in the account balance program is entitled to the amounts in his or her account when he or she leaves the company.

Federal laws place limitations on compensation amounts that may be included under the Agere Systems pension plan. In 2008, up to $230,000 in eligible base salary and bonus could be included in the calculation under the plan.

Compensation and benefit amounts that exceed the applicable federal limitations are taken into account, and pension amounts related to annual bonus awards payable to Mr. Micallef are paid, under the supplemental pension plan. That plan is a non-contributory plan and has the same two programs and uses the same benefit formulas and eligibility rules as the pension plan. Pension amounts under the pension and supplemental pension plans are not subject to reductions for social security benefits or other offset amounts.

The supplemental pension plan also provides executive officers with minimum pensions. Eligible retired executive officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus target annual bonus. This minimum pension will be offset by other amounts received by plan participants under the pension and supplemental pension plans.

Change-in-Control and Termination Arrangements

We have several arrangements with our named executive officers that provide for payments and other benefits upon termination of their employment with the company under specific circumstances. Those arrangements are described in more detail below.

Severance Policy for Executive Officers

We maintain the LSI Corporation Severance Policy for Executive Officers, which would provide an executive officer with benefits if the employment of the executive officer is terminated other than for "cause" (as defined below) or, following a change in control if the executive officer terminates his or her employment with LSI for "good reason" (as defined below). This policy currently applies to Messrs. Talwalkar, Look and Richardson. At December 31, 2008, the Agere Systems Officer Severance Policy described below applied to Messrs. Micallef and Stroh. Beginning April 2, 2009, Mr. Micallef will participate in the LSI severance policy, and not the Agere severance policy.

If an executive officer's employment is terminated other than for cause and no change in control has occurred within the preceding 18 months, in the case of our chief executive officer, or 12 months, in the case of other executive officers, then pursuant to the LSI severance policy, the individual will be entitled to receive from LSI the following if the individual timely executes a separation agreement:

- A lump sum amount equal to:
  - In the case of the President and Chief Executive Officer, 1.5 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
  - In the case of other executive officers, 1 times his or her base salary.
- In the case of the President and Chief Executive Officer, immediate vesting of all outstanding equity awards scheduled to vest within 18 months of the termination date, with any awards having annual vesting being deemed to have monthly vesting for this purpose.
- Reimbursement for a period of 18 months, in the case of the President and Chief Executive Officer, and 12 months for other executive officers, of health insurance costs in an amount equal to what the company would pay for the executive officer had he or she remained an employee.

If a change in control has occurred within the time periods set forth above, then pursuant to the LSI severance policy, an executive officer whose employment is terminated other than for cause or who terminates his or her employment for good reason will be entitled to receive from LSI the following if the individual timely executes a separation agreement:

- A lump sum amount equal to:
  - In the case of the President and Chief Executive Officer, 2.75 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
  - In the case of other executive officers, 2 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
- Immediate vesting of all outstanding equity awards.
- Reimbursement of COBRA health insurance costs for a period of 18 months.
- If the executive officer's "parachute payments" are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then LSI will make an additional payment to the executive officer in an amount that equals the excise tax on the parachute payments, plus any additional excise tax and federal, state and local and employment income taxes, on that additional payment. In no event will the additional payments exceed an amount equal to the sum of the individual's base salary plus target bonus.

The separation agreement must include a full release of claims, an agreement not to compete with LSI, an agreement not to solicit LSI's employees and a non-disparagement agreement for the term of the severance period.

"Cause" is defined in the severance policy to mean an executive officer's:

- Material neglect (other than as a result of illness or disability) of his or her duties or responsibilities, or
- Conduct (including action or failure to act) that is not in the best interest of, or is injurious to, LSI.

"Good reason" is defined in the severance policy to mean the occurrence of any of the following events without the executive officer's written consent:

- A material reduction in the individual's duties or responsibilities compared to those in effect immediately prior to the reduction, or the assignment to the individual of materially reduced duties or responsibilities.
- A material reduction in the individual's base salary.
- A material relocation of the individual's principal office; although a relocation of less than 50 miles from the individual's then present office location will not be deemed material.

In order to claim a good reason termination, (a) the individual must notify the company of the event constituting good reason within 30 days of its initial occurrence, (b) the individual must assert a termination for good reason by written notice to the company within three months of the initial occurrence of the good reason, and (c) the company must have been given at least 30 days to cure the event that constitutes good reason and shall have failed to have done so.

Agere Severance Policy

Termination without cause and without a change in control

At December 31, 2008, Messrs. Micallef and Stroh had the benefit of the Agere Officer Severance Policy. That policy provides that if a participating employee is terminated by LSI without "cause" (as defined below) the employee will receive:

- Continued payment of base salary and target bonus for 24 months, with any payment due within the first six months being made on the first day of the seventh month.
- Continued vesting of all equity awards for 24 months.
- Continued participation in medical, dental, disability and life insurance and perquisite programs for 24 months.
- In the case of Mr. Micallef, continued accrual of pension benefits while base salary payments continue or until April 6, 2009, whichever comes first.

For purposes of the Agere Officer Severance Policy, "cause" means any of the following:

- The executive's violation of LSI's code of conduct.
- The executive's conviction of, or plea of guilty or *nolo contendere* to, a felony or any crime of theft, dishonesty or moral turpitude.
- Gross omission or gross dereliction of any statutory or common law duty of loyalty to LSI.

An officer must enter into a release and agree to non-solicit and non-compete covenants in order to receive payments under the Agere officer severance policy.

In connection with a reorganization of our business in early 2009, Mr. Stroh entered into a separation agreement providing for the benefits described above, except that to maintain a reasonable benefit level, his existing options and restricted stock units granted by LSI and his entitlement to any future benefits under his retention agreement were terminated.

Termination following a change in control of LSI

Under the retention agreements they entered into at the time of the Agere-LSI merger, Messrs. Micallef and Stroh have agreed that the following would apply in the event of a "change in control" (as defined below) of LSI.

If the individual's employment is terminated as a result of an "involuntary termination" (as defined below) at any time within 12 months after a change in control of LSI, within seven days of the involuntary termination the individual will receive:

- An amount equal to the executive's base salary for 24 months.
- An amount equal to 200% of the individual's target bonus for the year in which the change in control occurs.
- Immediate vesting of all outstanding equity awards granted at least six months prior to the change in control.

The individual would also be entitled to continued health-care benefits for 24 months following the termination, life insurance benefits for 18 months following the termination and 100% acceleration of all outstanding equity awards granted at least six months before the change in control.

If any amount or benefits paid as described above are parachute payments subject to the excise tax under Section 4999 of the Internal Revenue Code, LSI will provide a gross-up of additional taxes payable up to an amount equal to the executive's base salary plus target bonus, and reduce, subject to the executive's election, the executive's severance payments and benefits in full or by a lesser amount that results in the receipt by the executive on an after-tax basis of the greatest amount of severance payments provided for above. The executive will be allowed to determine which of those amounts and benefits are to be reduced.

The severance payments, continued health benefits and accelerated vesting will be subject to the executive entering into and not subsequently revoking a separation agreement and release of claims in a form satisfactory to LSI.

"Change in control" means the occurrence of any of the following events:

- The consummation of a merger or consolidation of LSI with any other corporation, other than a merger or consolidation that would result in the voting securities of LSI outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of LSI or the surviving entity outstanding immediately after the merger or consolidation.
- The approval by our stockholders or, if stockholder approval is not required, approval by the Board of Directors, of a plan of complete liquidation of LSI or an agreement for the sale or disposition by LSI of all or substantially all of LSI's assets.
- A "person" (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of LSI representing 50% or more of the total voting power represented by LSI's then outstanding voting securities.

- A change in the composition of the Board of Directors as a result of which less than a majority of the directors are incumbent directors. An "incumbent director" is a director who either (a) was a director of LSI when we entered into the retention agreement with Mr. Micallef or Mr. Stroh, or (b) is elected, or nominated for election, by a majority of those directors whose election or nomination was not in connection with a transaction of a type described in one of the three bullets above or in connection with a proxy contest for the election of directors.

"Cause" means the occurrence of any of the following:

- The executive's willful and continued failure to perform the executive's duties and responsibilities after a written demand has been delivered by LSI that describes the basis for LSI's belief that the executive has not substantially performed the executive's duties.
- Any act of personal dishonesty in connection with the executive's responsibilities as an employee of LSI that may result in his or her substantial personal enrichment.
- The executive's conviction of a felony that the Board of Directors reasonably believes has had or will have a material detrimental effect on LSI's reputation or business.
- The executive's willful act that constitutes misconduct and is detrimental to LSI.

"Involuntary termination" means the occurrence of any of the following without the executive's express written consent:

- A significant reduction of the executive's position, duties or responsibilities as compared to the executive's position, duties or responsibilities in effect immediately prior to the reduction.
- A substantial reduction by LSI, without good business reasons, of the facilities and perquisites (including office space and location) available to the executive immediately prior the reduction.
- A material reduction in the kind or level of employee benefits to which the executive is entitled, with the result that his or her overall benefits package is significantly reduced.
- A reduction in the executive's base salary in effect immediately prior to the reduction.
- The relocation of the executive to a facility or location more than 35 miles from the executive's current place of employment.
- Any purported termination of the executive that is not effected for "cause" (as defined above) or for which the grounds relied upon are not valid.
- The failure of any successor corporation to assume the executive's change-in-control severance arrangement.

Potential Payments in the Event of Termination at the End of our Last Fiscal Year

The following table shows the potential payments that would have been made to Messrs. Talwalkar, Look, Stroh, Micallef and Richardson had a termination without cause occurred as of December 31, 2008, in each case unrelated to a change in control of LSI. On that date, LSI's closing stock price on the New York Stock Exchange was $3.29 per share.

Potential Payments Upon Termination Without Cause at December 31, 2008

Name	Lump Sum Severance Payment ($)	Base Salary ($)	Bonus ($)	Continuation of Health and Life Insurance Benefits ($)	Value of Accelerated Stock Options (1) ($)	Value of Accelerated Restricted Stock Units ($)	Allowance in Lieu of Perquisites($)	Pension Payout($)	Relocation Back to the U.S. ($)	Total ($)
Abhijit Y. Talwalkar	1,850,000	—	—	19,734	—	641,550	—	—	—	2,511,284
Bryon Look	400,000	—	—	13,156	—	—	—	—	—	413,156
Ruediger Stroh	—	700,000	525,000	39,120	—	1,403,119	40,000	—	—	2,707,239
Andrew Micallef	—	636,000	477,000	39,120	—	525,916	40,000	181,559(2)	163,495	2,063,090
D. Jeffrey Richardson	400,000	—	—	13,156	—	—	—	—	—	413,156

(1) Represents the aggregate amount by which the accelerated stock options would be "in-the-money." At December 31, 2008, none of the stock options held by these individuals were "in-the-money."

(2) In December 2010, Mr. Micallef would be entitled to a lump-sum payment of his accrued pension benefit in the amount shown. Of this amount, $28,662 would result from the additional salary and bonus payments received as severance and from interest through the payment date.

The following table shows the potential payments that would have been made to Messrs. Talwalkar, Look, Stroh, Micallef and Richardson had a termination without cause or for good reason (or an involuntary termination) occurred on December 31, 2008 and within the appropriate time period after a change in control of LSI.

Potential Payments Upon Termination Following a Change in Control at December 31, 2008

Name	Lump Sum Severance Payment ($)	Continuation of Health and Life Insurance Benefits ($)	Value of Accelerated Stock Options(1) ($)	Value of Accelerated Restricted Stock Units ($)	Maximum Excise Tax Gross-Up ($)(2)	Relocation Back to the U.S.($)	Pension Payout($)	Total ($)
Abhijit Y. Talwalkar	3,391,667	23,829	—	1,283,100	1,800,000	—	—	6,498,596
Bryon Look	1,026,667	23,829	—	542,850	680,000	—	—	2,273,346
Ruediger Stroh	1,225,000	41,378	—	1,567,619	612,500	—	—	3,446,497
Andrew Micallef	1,113,000	41,378	—	580,751	556,500	163,495	152,897(3)	2,608,021
D. Jeffrey Richardson	1,093,333	23,829	—	888,300	680,000	—	—	2,685,462

(1) Represents the aggregate amount by which the accelerated stock options would be "in-the-money." At December 31, 2008, none of the stock options held by these individuals were "in-the-money."

(2) The amounts shown represent the maximum amount of tax gross-up LSI has agreed to pay in the event that excise tax is applicable.

(3) Mr. Micallef would be entitled to a lump-sum payment of his accrued pension benefit in the amount shown. There would be no increase in his benefit as a result of the severance he would receive in this situation.

Had Mr. Micallef resigned from the company at December 31, 2008, he would have been entitled to a payout in an amount equal to his balance in the cash balance portion of our pension plan. The amount of his payout would have been $152,897.

RELATED PERSONS TRANSACTION POLICY AND PROCEDURES

Our Board has adopted a written policy relating to approval of related-party transactions. Under that policy, any transaction or series of transactions in which (a) LSI is a participant, (b) the amount involved exceeds $120,000 and (c) a director or executive officer of LSI or any person related to any such individual has or may have a material direct or indirect interest, must receive the prior approval of the Board of Directors, excluding any director who has the direct or indirect interest. For the purposes of our policy, a material direct or indirect interest is determined in accordance with the rules of the Securities and Exchange Commission relating to related-person transactions. Our policy provides that:

- If a director or executive officer becomes aware that LSI is considering becoming a participant in a transaction in which that individual has or may have a material direct or indirect interest, then that person must advise our Corporate Secretary of the transaction.
- Following receipt of a notification from a director or executive officer, the Board of Directors will gather as much information as possible about the proposed transaction and consider whether the proposed transaction is fair to LSI and whether there is any other reason why it may not be appropriate for LSI to enter into the transaction. The Board also may consider whether there are alternate transactions that LSI could pursue that could accomplish the same business purpose on similar terms to LSI. The person with the material interest should not be present during the consideration of the transaction unless requested by the Board of Directors.
- The person with the material interest should not participate in the negotiation of the transaction by LSI, unless approved by that person's supervisor or the Board of Directors.
- In the event that a director or executive officer of LSI does not realize that a transaction is subject to our related-party transaction policy until after we have entered into the transaction, that individual must nevertheless follow the procedures set forth in the policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that, under the Securities and Exchange Commission's rules for reporting of securities transactions by executive officers, directors and beneficial owners of more than 10% of our common stock, all required reports for 2008 were timely filed, except that Mr. Stroh filed (a) one Form 4 late reporting one transaction, and (b) a Form 5 for 2008 late reporting one transaction that should have been reported on a Form 4.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

Any stockholder who intends to present a proposal at the 2010 Annual Meeting of Stockholders must ensure that the proposal is received by the Corporate Secretary at LSI Corporation, 1621 Barber Lane, Milpitas, CA 95035:

- Not later than December 1, 2009, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, or
- On or after January 15, 2010, and on or before February 14, 2010, if the proposal is submitted pursuant to our by-laws, in which case the notice of the proposal must meet certain requirements set forth in our by-laws and we are not required to include the proposal in our proxy materials.

March 31, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 1-10317

LSI CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**94-2712976**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

1621 Barber Lane
Milpitas, California 95035
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(408) 433-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a "smaller reporting company". See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 29, 2008 was approximately $4.1 billion, based on the reported last sale price on the New York Stock Exchange of such equity on the last business day of the fiscal quarter ending on such date.

As of February 20, 2009, 648,135,650 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report is incorporated by reference from the registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2009 annual meeting of stockholders.

LSI Corporation
Form 10-K
For the Year Ended December 31, 2008

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar words are intended to identify forward-looking statements. Although we believe our expectations are based on reasonable assumptions, our actual results could differ materially from those projected in the forward-looking statements. We have described in Part I, Item 1A-"Risk Factors" a number of factors that could cause our actual results to differ from our projections or estimates. Except where otherwise indicated, the statements made in this report are made as of the date we filed this report with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update the information this report, except as may otherwise be required by law.

PART I

Item 1. *Business*

General

We design, develop and market complex, high-performance semiconductors and storage systems. We provide silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. We offer a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, high-speed communications systems, computer servers, storage systems and personal computers. We also offer external storage systems and host bus adapter boards and software applications for attaching storage devices to computer servers and for storage area networks.

Integrated circuits, also called semiconductors or chips, are made using semiconductor wafers imprinted with a network of electronic components. They are designed to perform various functions such as processing electronic signals, controlling electronic system functions and processing and storing data.

Our business is currently focused on providing integrated circuits for storage and networking applications and on providing storage systems and related boards and software. Since the beginning of 2007, we have completed the following actions as part of our efforts to focus on those areas:

- On March 13, 2007, we completed the acquisition of SiliconStor, Inc., a provider of semiconductor solutions for enterprise storage networks. SiliconStor's products support the serial attached-SCSI, or SAS, and serial advanced technology attachment, or SATA, standards for connecting hard disks to computers and enabled our Storage semiconductor business to offer a more complete line of products.

- On April 2, 2007, we acquired Agere Systems Inc., a provider of integrated circuit solutions for a variety of communications and computing applications. Agere's customers included manufacturers of hard disk drives, mobile phones, advanced communications and networking equipment and personal computers. Agere also generated revenues from the licensing of intellectual property. We believe that the Agere acquisition allowed our Storage semiconductor business to offer a broader product line and gave it additional resources, enabling it to be a stronger competitor. The acquisition also resulted in the addition of new products and resources for our Networking semiconductor business. Agere's intellectual property licensing capabilities also offered us the ability to generate more revenue from our pre-existing patents than we had generated as a stand-alone company. Following the Agere acquisition, we discontinued a number of development projects and have been reducing headcount in areas with overlap in order to achieve significant cost synergies from the acquisition.

- Because our Consumer business, which provided semiconductors for consumer products such as DVD recorders, no longer had the scale necessary to be a strong competitor, we sold that business to Magnum Semiconductor, Inc., completing the sale on July 27, 2007.

- We saw risk in Agere's Mobility business, which principally provided integrated circuits for mobile phones, because of the transition from one generation of technology, 2G products based on the Global Systems for Mobile Communications, or GSM, standard, to the next, 3G products based on the wideband Code Division Multiple Access, or W-CDMA, standard, and because of its limited customer base. We chose to sell that business, completing the sale to Infineon Technologies AG on October 24, 2007.

- Between mid-2007 and mid-2008, we exited our semiconductor and storage systems assembly and test operations and transitioned those activities to third party contract manufacturers. We did this so that we can focus our resources and attention on our efforts to design leading-edge semiconductor and storage solutions, so that we will have a more variable cost structure and so that we will avoid the capital expenses needed for facility upgrades. We sold our semiconductor assembly and test facility in Thailand and discontinued operations at our Singapore semiconductor assembly and test facility and our Wichita, Kansas storage systems assembly and test facility.

- On October 3, 2007, we acquired Tarari, Inc., a maker of silicon and software that provided content and application awareness in packet and message processing, enabling advanced security and network control for service provider and enterprise networks. We believe these capabilities will become increasingly important as network operators seek additional billing and security capabilities.

- On April 25, 2008, we acquired the assets of Infineon's hard disk drive semiconductor business to enhance our competitive position in desktop and enterprise hard disk drives.

We operate in two segments — the Semiconductor segment and the Storage Systems segment. We market our products primarily to original equipment manufacturers, or OEMs, that sell products to our target end customers. In 2008, the Semiconductor segment accounted for approximately 67.1% of our revenue and the Storage Systems segment accounted for approximately 32.9% of our revenue. You can find additional financial information about our segments and geographic financial information in Note 9 to our financial statements in Item 8. See Item 1A — "Risk Factors" for information about risks we face as a result of our operations outside the United States.

Our Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. Custom solutions are designed for a specific application defined by the customer. Standard products are developed for market applications that we define and are sold to multiple customers. Our Storage Systems segment designs and sells enterprise storage systems. Our high-performance, highly scalable open storage systems and storage solutions are distributed through OEMs. The Storage Systems segment also offers host bus adapters; redundant array of independent disks, or RAID, adapters; software and related products and services.

Shortly after the Agere acquisition, we changed our name to LSI Corporation from LSI Logic Corporation. LSI Logic Corporation was incorporated in California on November 6, 1980, and was reincorporated in Delaware on June 11, 1987.

We maintain an Internet website at www.lsi.com. We make available free of charge on our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission. You can read any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at (800) 732-0330. Information on our website is not incorporated by reference into this report.

Products

SEMICONDUCTOR SEGMENT

Storage Products

Hard Disk and Tape Drive Electronics. We sell integrated circuits for hard disk and tape drive solutions, which are used to store and retrieve data in personal computers, corporate network servers, archive/back-up devices and consumer electronics products such as digital video recorders, game consoles and digital media players. A disk drive contains physical media, one or more "platters" that store data, a motor that spins the media, drive heads that read data from and write data to the media and electronics that process the data and control the disk drive. Tape drives store data on magnetic tape and provide a high capacity, cost effective tiered data storage back-up solution. In 2008, we began developing integrated circuits for use in solid state storage devices, which store data in flash memory instead of on a hard disk.

Our TrueStore® family of storage electronics products includes systems-on-a-chip, read channels, pre-amplifiers, serial physical interfaces and hard disk controllers as well as custom firmware. These are the critical chips required to read, write and protect data. We offer products that can be used in a variety of hard disk applications, including hard drives intended for notebook computers, desktop computers and enterprise computers, and in tape drives.

A storage system-on-a-chip, or SoC, is an integrated circuit that combines the functionality of a read channel, serial interface, memory and a hard disk controller in a small, high-performance, low-power and cost-effective package.

Read channels convert analog signals that are generated by reading the stored data on the physical media into digital signals. Analog refers to a transmission technique employing a continuous signal that varies in amplitude, frequency or phase of the transmission. Digital refers to a method of transmitting, storing and processing data that uses distinct electronic or optical pulses to represent the binary digits 0 and 1. We also sell pre-amplifiers, or preamps, which are used to amplify the initial signal to and from the drive disk heads so the signal can be processed by the read channel. We provide similar technology for tape drives. Our hard disk controllers are used to control signal processing and communications functions within the disk drive.

Storage Interface Products. We also offer solutions that make possible data transmission between a host computer and storage peripheral devices such as magnetic and optical disk drives and disk and tape-based storage systems. These products include:

- *Storage Standard Products.* Our product line includes SAS, SATA and RAID-On-Chip, or RoC, integrated circuits combined with our Fusion-MPT™ firmware and drivers to form intelligent storage interface solutions primarily for server and storage system motherboard applications. Additionally, our product line includes SCSI, SAS and SATA bus expander integrated circuits, Fibre Channel integrated circuits, SAS switches, and disk drive bridging or interposer circuits used primarily in storage systems. We sell our integrated circuit solutions both in an integrated circuit plus software form or as a complete solution including the host bus adapter board itself.

- *Storage Custom Solutions.* We also offer custom solutions to customers who develop Fibre Channel and Fibre Channel over Ethernet storage area network, or SAN, switches and host bus adapters, storage systems, hard disk drives and tape peripherals. By leveraging our extensive experience in providing solutions for these applications, we have developed a full portfolio of high-speed interface intellectual property that is combined with our customers' intellectual property to form custom solutions that provide a connection to the network, the SAN, memory systems and host buses. Using these pre-verified interfaces, our customers can reduce development risk and achieve quicker time to market. Our intellectual property offerings include high performance SerDes cores supporting Fibre Channel, SAS, SATA, 10-Gigabit Ethernet, Gigabit Ethernet, Infiniband, SAS, Serial RapidIO and PCI-Express industry standards and a family of high-performance Fibre Channel, Ethernet, RapidIO, PCI-E, SAS and SATA protocol controllers.

Networking Products

We offer comprehensive solutions that allow networking service providers to deliver a variety of highly reliable communications services to homes, businesses and mobile users over Internet Protocol, or IP, networks. IP networks are packet based. In an IP network, packets of data that are part of the same telephone conversation or video program can be routed over different paths. Traditional telephone networks are circuit-based where all data packets follow the same dedicated path or circuit. Historically, the dedicated paths in circuit-based networks have provided greater reliability than packet-based networks, although at the cost of flexibility.

Our networking solutions are designed to enable IP networks to provide reliability similar to that of circuit-based networks and incorporate quality of service features that allow more critical data to receive priority over less critical data. For example, packets containing data about a television picture, where a delayed packet can mean a noticeable flaw in the picture, can be delivered before packets containing web-page data being downloaded to a personal computer, where a slight delay is less likely to be noticed.

Our networking portfolio includes solutions for carrier-managed gateways that would be used in residential, small office, home office and small-to-medium business applications. The portfolio also includes solutions for multi-service wired and wireless access systems found in carrier networks. Multi-service systems can handle traffic such as data and video in addition to voice. Our networking solutions include chips such as our network processors, digital signal processors, content-inspection processors, traffic shaping devices and physical layer devices as well as software, evaluation systems and reference designs. Our development efforts are focused on multicore processor SoCs to deliver solutions for wireline and wireless access, media gateway, service provider and enterprise networks.

Network Processors

Network processors are typically used in switching and routing systems to classify, prioritize and forward packets as they move through a carrier's network. We offer network processors with the ability to handle a range of data throughputs, from 200 megabits per second up to 6 gigabits per second. Megabits and gigabits are units of measurement for data. A megabit is equal to approximately one million bits and a gigabit is equal to approximately 1,000 megabits. For example, our APP2200 family provides a lower cost solution intended for systems located between the customer's premises and the carrier's local central office, where data throughput demands are lower, but the need to prioritize the packets is still critical for all services to be delivered successfully. Our APP650 is a higher throughput solution designed for use in systems that are closer to the core of a carrier's IP network, where data throughput demands are higher.

Digital Signal Processors

Digital signal processors, or DSPs, transform analog signals into digitally-encoded bitstreams and perform advanced algorithms on these bitstreams. Our DSPs perform audio, video and speech signal processing, compression and transcoding and can be used in applications including Voice-over-IP, or VoIP, business and enterprise gateways, video delivery, media gateways and wired and wireless access network equipment.

Content Inspection Processors

We offer a family of content-inspection processors, which are available as integrated circuits, boards and software acceleration components designed for network equipment, appliance and server vendors. Our Tarari® content inspection processors perform deep packet inspection at wire speeds, ranging from 100 megabits per second to over 10 gigabits per second. These products offload and accelerate applications such as anti-virus, anti-spam, intrusion prevention/detection systems, compliance, content-based routing and XML processing.

Network Traffic Aggregation and Framing Solutions

In addition to the networking products described above, we offer chips with supporting software that are designed for equipment used in metropolitan and wide area backbone telecommunications networks. That equipment can be used in both wired and wireless networks.

Broadband Aggregation Devices. Broadband is a general term that refers to high-speed data transmission. Our broadband access integrated circuits, or mappers, support data transport between central offices and enterprise sites by aggregation and termination. Aggregation refers to the combining of many low-speed, or tributary, data signals from enterprises into higher speed, or trunk, data signals for transmission to a central office. Termination refers to the separation of trunk data signals into lower-speed, tributary data signals.

Our products support data transport for T-carrier data transport in North America. T-carrier is a digital transmission service from a common carrier. We support similar services worldwide. These services are referred to as J-carrier in Japan and E-carrier in Europe. T-carrier services such as T1 and T3 lines are widely used to create point-to-point networks for use by enterprises. T1 and T3 lines refer to different levels of T-carrier service that transmit data at 1.544 megabits per second and 44.736 megabits per second, respectively.

SONET/SDH Network Devices. Synchronous optical networks, which are typically referred to as SONET, and synchronous digital hierarchy standard networks, or SDH, carry data, voice and video traffic through a network by combining lines carrying traffic at slower speeds with lines carrying traffic at higher speeds. This process is known as multiplexing, and involves directing traffic from the individual lines into designated time slots in the higher speed lines, and directing those lines into still higher speed lines. The SONET/SDH equipment that handles the directing of traffic into slower speed and faster speed lines is the add-drop multiplexer. Add-drop multiplexers handle the addition and removal of traffic from a SONET/SDH communication transmission. We offer single-chip integrated circuit solutions called framers, for add-drop multiplexing of data and voice traffic. In addition, our framers are used in high-speed routers within optical networks. A router is an interface, or link, between two networks.

Personal Connectivity Solutions

We sell high speed input/output products primarily to manufacturers of computers, peripheral equipment and communications equipment. Input/output refers to the transfer of data within and between computers; peripheral equipment, such as printers, scanners and digital cameras; and data networks. Our products support established connectivity and transmission standards known as Gigabit Ethernet, IEEE-1394, and Universal Serial Bus or USB.

In addition, we sell integrated circuits and associated software for modem products, primarily to leading manufacturers of personal computers, notebook computers, point-of-sale terminals, facsimile machines, multi-function printers, cable and satellite set-top boxes and other electronic equipment.

Other Networking Products

We also sell integrated circuits that are custom developed for our customers. These integrated circuits incorporate our intellectual property or combine our intellectual property with the intellectual property of our customers or other third parties to create a customized solution for these customers. For some customers, we design and manufacture the integrated circuit while the key intellectual property belongs solely to our customers.

We believe that our systems-level knowledge and integrated circuit design methodologies allow us to turn our customers' design concepts into systems solutions quickly and effectively. Our intellectual property gives our customers the flexibility to customize their products to meet their individual cost and performance objectives.

STORAGE SYSTEMS SEGMENT

We offer a broad line of open, modular storage products comprised of complete systems and sub-assemblies configured from modular components, such as our storage controller modules, disk drive enclosure modules, related management software and advanced data protection software for creating local and remote copies of critical data. The modularity of our products provides our original equipment manufacturer, or OEM, customers with the flexibility to integrate our sub-assemblies with third-party components, such as disk drives, or software to form their own storage system products. Our modular product approach allows OEM customers to create highly customized storage systems that can then be integrated with value-added software and services and delivered as a complete, differentiated data storage solution to enterprises.

We design and develop storage systems, sub-assemblies and storage management software that operate within all major open operating systems, including Windows, UNIX and UNIX variants and Linux environments. We test and certify our products, both independently and jointly with our customers, with those of other hardware, networking and storage software vendors to ensure a high level of interoperability and performance. Our products are targeted at a wide variety of data storage applications, including Internet-based applications such as online transaction processing and e-commerce, data warehousing, video editing and post-production and high-performance computing.

We offer entry level and mid-range storage systems. In 2008, we introduced a new mid-range storage system platform, the Engenio 7900, which delivers enhanced performance, reliability and scalability. We also recently introduced our LSI StoreAge™ SVM suite of hardware and software products that provide virtual storage capabilities in a heterogeneous storage environment enabling customers to achieve better utilization of SAN assets.

In addition, we offer a wide spectrum of direct-attach redundant array of independent disks, or RAID, solutions as part of our MegaRAID® product family. Our MegaRAID products include single-chip RAID-on-motherboard solutions, a broad family of PCI-X and PCI Express RAID controller boards featuring SATA and SAS interfaces, and our software-based RAID products for entry level RAID data protection. All of these solutions utilize MegaRAID's fully featured RAID software and management utilities for robust storage configuration and deployment.

Marketing and Distribution

Semiconductor Marketing and Distribution

The semiconductor industry is highly competitive and is characterized by rapidly changing technology, short product cycles and emerging standards. Our marketing strategy requires that we forecast trends in the evolution of products and technology. We must then act upon this knowledge in a timely manner to develop competitively priced products offering superior performance or integration. As part of this strategy, we are actively involved in the formulation and adoption of critical industry standards that influence the design specifications of our products.

Our semiconductor products and design services are sold primarily through our network of direct sales and marketing and field engineering offices located in North America, Europe, Japan and elsewhere in Asia. We also work with independent component and commercial distributors and manufacturers' representatives or other channel partners in North America, Europe, Japan and elsewhere in Asia. Some of our distributors possess engineering capabilities, and design and purchase both custom solutions and standard products from us for resale to their customers. Other distributors focus solely on the sale of standard products.

Storage Systems Marketing and Distribution

We sell our storage systems products and MegaRAID products to our OEM customers who sell them worldwide under their own brand identities using their sales and distribution channels. We also distribute our MegaRAID products through a network of resellers and distributors, who resell the products to end users with additional hardware, software and services, or on a standalone basis for use with existing equipment.

The products sold by our OEM partners may be integrated by the OEM with value-added services, hardware and software and delivered as differentiated complete storage solutions to enterprises. We work closely with our OEM customers and tailor these relationships to meet the diverse needs and requirements of end customers worldwide. We also provide our OEM partners with training services to enhance their abilities to sell and support our products. After receiving our training services, most of our OEM partners independently market, sell and support our products, requiring limited ongoing product support from us. We assist some of our OEM partners further by providing additional resources such as tailored, account-specific education, training, technical support and sales and marketing assistance, allowing these partners to leverage our storage products and industry expertise. By selling products through our OEM customers and leveraging their brand marketing and worldwide sales channels, we are able to address more markets, reach a greater number of enterprises, and achieve better leverage of our sales and marketing expenditures.

Our marketing efforts support our OEM customers, as well as distributors and reseller channels, with programs targeted at developing differentiated go-to-market strategies and increasing sales effectiveness. Depending on the nature of our channel customer engagement, our marketing teams offer various levels of assistance in assessing and analyzing the competitive landscape, defining product strategy and roadmaps, developing product positioning and pricing, creating product launch support materials and assisting in closing the sales process. These marketing teams carefully coordinate joint product development and marketing efforts between our customers and us to ensure that we address and effectively target enterprise requirements. We maintain sales and marketing organizations in the United States and internationally in China, France, Germany, Italy, Japan, Singapore, Sweden and the United Kingdom.

Customers

In 2008, Seagate Technology accounted for approximately 17% and International Business Machines Corporation accounted for approximately 16% of our total revenues. No other customer accounted for more than 10% of our total revenues in 2008. We currently have a highly concentrated customer base as a result of our strategy to focus our marketing and sales efforts on select, large-volume customers. Our top 10 end customers in 2008, based on revenue, accounted for approximately 60.7% of our revenue. The loss of any of our significant customers, any substantial decline in sales to these customers, or any significant change in the timing or volume of purchases by our customers could result in lower revenues and could harm our business, financial condition or results of operations.

Manufacturing

Semiconductor Manufacturing

The semiconductor manufacturing process begins with wafer fabrication, where a design is transferred to silicon wafers through a series of processes, including photolithography, ion implantation, deposition of numerous films and the etching of these various films and layers. Each circuit on the wafer is tested in the wafer sort operation. The good circuits are identified and the wafer is then separated into individual die. Each good die is then assembled into a package that encapsulates the integrated circuit for protection and allows for electrical connection to a printed circuit board. The final step in the manufacturing process is final test, where the finished devices undergo stringent and comprehensive testing.

Wafer fabrication is very complex and costly, and the industry trend has been towards outsourcing all or a portion of this operation to silicon foundries located throughout the world. Our wafer fabrication is performed by third-party foundries, including Taiwan Semiconductor Manufacturing Corporation, our primary foundry partner, and other foundries such as IBM and Silicon Manufacturing Partners, a joint venture owned by Chartered Semiconductor and LSI.

We also use third-party suppliers, including STATS ChipPAC and Amkor Technology, to perform final assembly and test operations for us.

We believe that using third-party manufacturing services allows us to focus on product development and increases our operational flexibility, by improving our ability to adjust manufacturing capacity in response to customer demand and to introduce new products rapidly. It also reduces our capital requirements as we do not need to spend large amounts to build and upgrade manufacturing facilities, particularly in the area of wafer fabrication, where facilities must be upgraded periodically and each upgrade tends to cost significantly more than the preceding upgrade.

Storage Systems Manufacturing

We use third-party suppliers for standard components, such as disk drives and standard computer processors, which are designed and incorporated into our products. Additionally, we outsource the manufacturing of our product components, such as printed circuit boards, chassis assemblies and enclosures, in order to take advantage of scale, quality and cost benefits afforded by using third-party manufacturing services. We also use third-party suppliers to assemble and test our storage systems products. In 2008, we discontinued assembly and test operations for storage systems and sub-assemblies at our manufacturing facility in Wichita, Kansas, and transitioned the work performed there to third-party suppliers.

The assembly of our storage system products involves integrating components and manufactured sub-assemblies into final products, which are configured and rigorously tested before being delivered to our customers. The highly modularized nature of our storage system products allows for flexible assembly and delivery models, which include build-to-order, configure-to-order, direct shipment, bulk shipment and local fulfillment services. We have implemented these models in an effort to reduce requisite lead times for delivery of our products and to enable channel customers to select from among multiple manufacturing and delivery alternatives, the methods that best complement their operations.

Our host bus adapter board products incorporate a variety of standard industry components and LSI designed components, mounted on printed circuit board assemblies. The manufacturing, assembly and test operations of LSI's host bus adapter boards are all fully outsourced to third-party suppliers to take advantage of the scale, quality and cost benefits that such manufacturing models provide. The host bus adapter boards are produced in configurations ranging from bulk packaging of high volume units sold to the major server and workstation OEMs, to low volume products for indirect channels featuring retail packaging with software media, documentation and interconnect cables. LSI's host bus adapter boards are shipped from our third-party suppliers to our worldwide inventory hubs, directly to OEM factories, or to distributors who supply them to a variety of indirect channels in the market.

Backlog

Semiconductor Backlog

In the Semiconductor segment, we generally do not have long-term volume purchase contracts with our customers. Instead, customers place purchase orders that are subject to acceptance by us. The timing of the design activities for which we receive payment and the placement of orders included in our backlog at any particular time is generally within the control of the customer. For example, there could be a significant time lag between the commencement of design work and the receipt of a purchase order for the units of a developed product. Also, customers may from time to time revise delivery quantities or delivery schedules to reflect their changing needs. For these reasons, we do not believe that our backlog as of any particular date is a meaningful indicator of future annual sales.

Storage Systems Backlog

Due to the nature of our business, we generally have relatively low levels of backlog in the Storage Systems segment and our quarterly revenues depend largely on orders booked and shipped within the same quarter. Consequently, we believe that backlog is not a good indicator of future sales. Because lead times for delivery of our products are relatively short, we must build products in advance of orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory, which we may be unable to sell to our customers.

Competition

Semiconductor Competitors

The semiconductor industry is intensely competitive and characterized by constant technological change, rapid product obsolescence, evolving industry standards and price erosion. Many of our competitors are larger, diversified companies with substantially greater financial resources. Some of our competitors are also customers who have internal semiconductor design and manufacturing capacity. We also compete with smaller and emerging companies whose strategy is to sell products into specialized markets or to provide only a portion of the products and services that we offer.

Our competitors in the Semiconductor segment include Adaptec, Inc., Broadcom Corporation, Freescale, Inc., International Business Machines Corporation, Marvell Technology Group, Ltd., NEC Corporation, NetLogic Microsystems, Inc., NXP Semiconductors, PMC-Sierra, Inc., STMicroelectronics N.V. and Texas Instruments, Inc.

The principal competitive factors in the semiconductor industry include:

- design capabilities;
- differentiating product features;
- product performance characteristics;
- time to market;
- price;
- breadth of product line;
- customer support;
- logistics and planning systems; and
- utilization of emerging industry standards.

While we believe we are competitive on the basis of all the factors listed above, we believe some of our competitors compete more favorably on the basis of price and on delivering products to market more quickly. However, we feel we are particularly strong in offering integrated solutions, broad product lines, customer support and logistics and planning systems. In addition, existing suppliers tend to have an advantage when competing for designs, which can make it difficult for us to win designs at new customers, even if we compete favorably on the factors identified above.

The markets into which we sell our semiconductor products are subject to severe price competition. We expect to continue to experience declines in the selling prices of our semiconductor products over the life cycle of each product. In order to offset or partially offset declines in the selling prices of our products, we continually strive to reduce the costs of products through product design changes, manufacturing process changes, yield improvements and procurement of wafers from outsourced manufacturing partners.

Storage Systems Competitors

The market for our storage system products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. We compete with products from storage system and component providers such as Adaptec, Inc., AMCC-3ware, Dot Hill Systems Corporation, Infortrend Technology Inc., XIOtech Corporation, and Xyratex Group Limited. We also compete with the internal storage divisions of existing and potential OEM customers, with large well-capitalized storage system companies such as EMC Corporation, Hitachi Data Systems and Network Appliance, Inc. and with newer competitors such as 3Par Inc., Compellent Technologies Inc. and ISILON Systems Inc.

The principal competitive factors for storage system products include:

- features and functionality;
- product performance and price;
- reliability, scalability and data availability;
- interoperability with other server, storage networking and storage system platforms;
- interoperability with industry applications, including database, email and internet content delivery systems;
- support for emerging industry and customer standards;
- levels of training, marketing and customer support;
- level of easily customizable features;
- quality and availability of supporting software;
- quality of system integration; and
- technical services and support.

Our ability to remain competitive will depend largely upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors' innovations by continually innovating and enhancing our product offerings. We must also continue to aggressively recruit and retain employees highly qualified and technically experienced in hardware and software development in order to achieve and maintain industry leadership in product development and support.

Patents, Trademarks and Licenses

We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. As of December 31, 2008, we had approximately 11,000 U.S. patents and patent applications and a number of related foreign patents and patent applications. These patents include patents related to the following technologies:

- Integrated circuit and optoelectronic manufacturing processes;
- A number of technologies related to storage systems;

- Consumer electronics products such as digital cameras, digital audio players, DVD players, digital televisions and personal computers;
- Modems, digital signal processors, wireless communications, network processors and communication protocols; and
- Optoelectronic products including lasers, optical modulators, optical receivers and optical amplifiers.

We have patents of all ages ranging from pending applications, which, if awarded, will have a duration of 20 years from their filing dates, through patents soon to expire.

We indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the primary factor creating the customer's infringement exposure. We generally exclude coverage where infringement arises out of the combination of our products with products of others.

We protect our products and processes by asserting our intellectual property rights where appropriate and prudent. We also obtain licenses to patents, copyrights and other intellectual property rights used in connection with our business when practicable and appropriate.

Companies in the technology industry are often subject to claims of intellectual property infringement. You can find information about the impact of these types of claims in Item 1A — "Risk Factors." You can also find information about several legal proceedings against us that involve intellectual property claims in Note 15 to our financial statements in Item 8.

Research and Development

Our industry experiences rapid change and we must continually develop new products to remain competitive. Our research and development expenditures were $673 million, $655 million and $413 million for fiscal 2008, 2007 and 2006, respectively. Our research and development expenditures increased significantly in 2007 as a result of the Agere Systems acquisition. We anticipate that we will continue to make significant research and development expenditures to maintain our competitive position with a continuing flow of innovative products and technology.

Working Capital

Information about our working capital practices is included in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operation" under the heading "Financial Condition, Capital Resources and Liquidity" and is incorporated herein by reference.

Environmental Regulation

Federal, state and local regulations, in addition to those of other nations, impose various environmental controls on certain chemicals and restricted substances used in semiconductor and storage products and their processing. Our facilities have been designed to comply with these regulations through the implementation of environmental, health and safety management systems. We offer products that comply with the requirements of the European Union Restriction of Hazardous Substances Directive 2002/95/EC (RoHS Directive) that was implemented on July 1, 2006 and other international environmental regulations impacting electronic equipment and components. While to date we have not experienced any material adverse impact on our business from environmental regulations, such regulations might be adopted or amended so as to impose expensive obligations on us in the future. In addition, violations of environmental regulations including impermissible discharges or use of restricted substances could result in:

- the need for additional capital improvements to comply with such regulations or to restrict discharges or use of restricted substances;
- liability to our employees and/or third parties; and/or
- business interruptions as a consequence of permit suspensions or revocations, the granting of injunctions requested by governmental agencies or private parties, or the unintentional presence of restricted substances in our products.

Employees

As of December 31, 2008, we had 5,488 full-time employees.

Our future success depends upon the continued service of our key technical and management personnel and upon our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the development of new products and processes. We currently have favorable employee relations, but the competition for technical personnel is intense, and the loss of key employees or the inability to hire such employees when needed could have a material adverse impact on our business and financial condition.

Seasonality

Our business is largely focused on the information technology industry. Due to seasonality in this industry, we typically expect to see stronger revenues in the second half of the year.

Item 1A. *Risk Factors*

Set forth below are risks and uncertainties that, if they were to occur, could materially adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements in this report and other public statements we make.

We depend on a small number of customers. The loss of, or a significant reduction in revenue from, any of these customers would harm our results of operations.

A limited number of customers accounts for a substantial portion of our revenues. In 2008, Seagate and IBM, our two largest customers, represented approximately 17% and 16%, respectively, of our total revenues, and our 10 largest customers accounted for approximately 60.7% of our revenue. If any of our key customers reduced significantly or canceled its orders, our business and operating results could be significantly harmed. Because many of our semiconductor products are designed for specific customers and have long product design and development cycles, it may be difficult for us to replace key customers that reduce or cancel their existing orders for these products.

In addition, if we fail to win new product designs from our major customers, our business and results of operations may be harmed. Further, if our major customers make significant changes in scheduled deliveries, or decide to pursue the internal development of the products we sell to them, our business and results of operations may be harmed.

If we fail to keep pace with technological advances, or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our results of operations may be harmed.

Many of the industry segments in which we operate are characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements, short product cycles and evolving industry standards. We believe that our future success will depend, in part, on our ability to improve on existing technologies and to develop and implement new ones, as well as on our ability to adopt and implement emerging industry standards in a timely manner and to adapt products and processes to technological changes. If we fail to develop new and enhanced products and technologies, if we focus on technologies that do not become widely adopted, or if new technologies that we do not offer and that compete with our technologies become widely accepted, demand for our current and planned products may be reduced.

In addition, the emergence of markets for integrated circuits may be affected by factors beyond our control. For example, we design some products to conform to current specific industry standards. If a competitor offers a product based on a standard before we are able to do so, our customers may buy our competitor's product rather than our product. Our customers may not adopt or continue to follow these standards, which would make our products less desirable to customers, and could negatively affect sales. Also, competing standards may emerge that are preferred by our customers, which could reduce sales and require us to make significant expenditures to develop new products. To the extent that we are not able to adapt effectively and expeditiously to new standards, our business may be harmed.

We operate in intensely competitive markets, and our failure to compete effectively would harm our results of operations.

We derive significant revenue from the sale of integrated circuits as well as storage systems. These industries are intensely competitive, and competition may increase as existing competitors enhance their product offerings and as new participants enter the market. Our competitors include large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer products that compete with our products. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our customers may also design and manufacture products internally that compete with our products. We can not provide any assurances that the price and performance of our products will be superior relative to the products of our competitors or will be sufficient to obtain business.

Increased competition may harm our revenues and margins. For example, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match. Competitors may be better able than us to respond quickly to new technologies and may undertake more extensive marketing campaigns than we do. They may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their market share. In addition, competitors may sell commercial quantities of products before we do, establishing a market position that we may not be able to overcome once we introduce similar products in commercial quantities. If we are unable to develop and market competitive products on a timely basis, we will likely fail to maintain or expand our market share and our revenues will likely decline.

Customer orders and ordering patterns can change quickly, making it difficult for us to predict our revenues and making it possible that our actual revenues may vary materially from our expectations, which could harm our results of operations and stock price.

We sell a significant amount of product pursuant to purchase orders that customers may cancel or defer on short notice without incurring a significant penalty. In addition, the period of time between order and product shipment can be very short. If customers reduce the rate at which they place new orders, whether because of changing market conditions for their products or other reasons, or if they cancel or defer previously placed orders, the impact on our revenue can occur quickly and could cause us to experience revenues that are lower than we may have indicated in any forecast of our future revenue that we may have made publicly. For example, as economic conditions deteriorated in the fourth quarter of 2008, our sales declined below the expectations we had publicly announced earlier that quarter because our customers' orders declined to a level below that which we had anticipated. Reductions in new order rates as well as cancellations or deferrals of existing orders could also cause us to hold excess inventory, which could adversely affect our results of operations.

A prolonged economic downturn could have a material negative impact on our results of operations and financial condition.

In late 2008, the media reported significant declines in economic activity and reduced availability of credit in the United States and other countries around the world. Prices of equity securities generally also experienced declines. If these declines persist or get worse, they could negatively affect our business in several ways, in addition to resulting in lower demand for our products and causing potential disruptions at customers or suppliers that might encounter financial difficulties.

We have defined benefit pension plans under which we are obligated to make future payments to participants. We have set aside funds to meet our anticipated obligations under these plans. These funds are invested in equity and fixed income securities. Since mid-2008, market prices of these types of securities declined significantly. At December 31, 2008, our projected benefit obligations under our pension plans exceeded the value of the assets of those plans by approximately $450 million. U.S. law provides that we must make contributions to the pension plans in 2009 of at least $20 million. We may be required to make additional contributions to the plans in later years if the value of the plan assets does not increase, or continues to decrease, and these amounts could be significantly larger than the required contributions in 2009. We may also choose to make additional, voluntary contributions to the plans.

At December 31, 2008, we had contractual purchase commitments with suppliers, primarily for raw materials and manufacturing services and for some non-production items, of approximately $511 million. If our actual revenues in the future are lower than our current expectations, we may not meet all of our buying commitments. As a result, it is possible that we will have to make penalty-type payments under these contracts, even though we are not obtaining any products that we can sell.

During the year ended December 31, 2008, we recognized goodwill and intangible asset impairment charges of $541.6 million. If economic conditions worsen and our revenues decline below our recent forecasts, we may recognize additional impairment of our assets.

While we believe we currently have sufficient cash and short term investments to fund our operations for the near term, we may find it desirable to obtain additional debt or equity financing or seek to refinance our existing convertible notes in the event of a prolonged or worsening downturn. We believe that financing is currently difficult or impossible for many companies to obtain on acceptable terms or at all. Accordingly, financing may not be available to us at all or on acceptable terms if we determine that it would be desirable to obtain additional financing.

We depend on outside suppliers to manufacture, assemble, package and test our products; accordingly, any failure to secure and maintain sufficient manufacturing capacity or to maintain the quality of our products could harm our business and results of operations.

We depend on third-party foundries to manufacture integrated circuits for us and on outside suppliers to assemble and test our semiconductor products and to assemble our storage systems products. As such, we face the following risks:

- a supplier may be unwilling to devote adequate capacity to the production of our products or may be unable to produce our products;
- a supplier may fail to develop, or may discontinue, manufacturing methods appropriate for our products;
- manufacturing costs may be higher than planned;
- product reliability may decline;
- a manufacturer may not be able to maintain continuing relationships with suppliers; and
- we may have reduced control over delivery schedules, quality, manufacturing yields and costs of products.

The ability of an independent foundry to provide us with integrated circuits is limited by its available capacity and existing obligations. We generally do not enter into contracts to reserve foundry capacity. Availability of foundry capacity has in the past been reduced from time to time due to strong demand and may not be available when needed at reasonable prices. If foundry capacity is limited, it is possible that one of our foundries may allocate capacity to the production of other companies' products. This reallocation could impair our ability to obtain sufficient wafers. We may also use a second foundry for a particular product when capacity at the main foundry is limited, but the cost of integrated circuits at the second foundry may be higher, which would reduce our margins.

By relying on outside suppliers to manufacture, assemble and test our products, we may have a reduced ability to control directly product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. In addition, if these outside suppliers are unable to obtain sufficient raw materials in a timely manner, we may experience product shortages or delays in product shipments, which could harm our customer relationships and results of operations.

If any of our manufacturing suppliers experiences capacity constraints, encounters financial difficulties, or experiences any other major disruption of its operations, we may need to qualify an alternate supplier, which may take several months and could result in delays in product shipments. These delays could cause our customers to seek alternate suppliers, which could adversely impact our business.

As a result of all of these factors and risks, and although we carefully monitor and plan for capacity and other issues, we can not provide any assurances that we can obtain products from our suppliers on a timely basis or at reasonable prices.

Failure to qualify our semiconductor products or our suppliers' manufacturing lines with key customers could harm our business and results of operations.

Some customers will not purchase any products, other than limited numbers of evaluation units, until they qualify the products or the manufacturing line for the product. We may not always be able to satisfy the qualification requirements of these customers. Delays in qualification may cause a customer to discontinue use of non-qualified products and result in a significant loss of revenue.

Any defects in our products could harm our reputation, customer relationships and results of operations.

Our products may contain undetected defects, errors or failures, which may not become apparent until the products are deployed in commercial applications and other equipment. Consequently, customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

- cancellation of orders;
- product returns, repairs or replacements;
- diversion of our resources;
- legal actions by customers or customers' end users;
- increased insurance costs; and
- other losses to us or to customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of products and loss of sales, which could negatively affect our business and results of operations. As our products become even more complex in the future, this risk may intensify over time and may result in increased expenses.

As part of our integration efforts with Agere, we intend to transition Agere's operation to our enterprise resource planning system. Any issues that may arise with this transition could interfere with our business and harm our operating results or our ability to produce accurate and timely financial statements.

Agere's business utilizes a different enterprise resource planning system, or ERP, system than the system we have used historically. To streamline operations, we are in the process of converting Agere's business to our ERP system. Converting Agere's business processes, data and applications is a complex and time-consuming task. During this transition period, we are exposed to the possibility that we may not combine information correctly from the two systems, impacting our financial statements or our planning processes, and to the additional cost of maintaining two ERP systems.

Although we are planning the conversion carefully and expect to perform extensive testing before the actual conversion, it is possible that we may not convert all information or processes correctly or that some other problem could arise. Any problems that arise could impair our ability to process customer orders, ship products, provide services and support to our customers, bill and track orders, fulfill contractual obligations, file reports with the Securities and Exchange Commission in a timely manner and otherwise run our business. Even if we do not encounter these adverse effects, the transition to a single ERP system may be much more costly than we anticipated, which would adversely affect our future operating results.

We may be subject to intellectual property infringement claims and litigation, which could cause us to incur significant expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we are frequently involved in disputes regarding patent and other intellectual property rights. We have in the past received, and we may in the future receive, communications from third parties asserting that our products, processes or technologies infringe on the patent or other intellectual property rights of third parties, and we may also receive claims of potential infringement if we attempt to license intellectual property to others. Intellectual property litigation, regardless of the outcome, may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. We may not be able to obtain royalty or license agreements on acceptable terms. If any of our products or intellectual property infringes on valid rights held by others, our results of operations or financial position may suffer and we may have to make material changes in production processes or products.

In April 2008, we filed an action with the International Trade Commission seeking the exclusion from the United States of products produced by 23 companies. Subsequently, a number of these companies have filed lawsuits or actions in the International Trade Commission claiming that our products infringe on their intellectual property rights and seeking either damages or an order excluding some of our products from sale in the United States. While we do not believe any of these actions to be material, we cannot give you any assurance that we will not be required to pay a material amount or that we will not have our products excluded from sale in the United States.

If we are unable to protect or assert our intellectual property rights, our business and results of operations may be harmed.

Our future success will depend, in part, upon our ability to protect and assert our intellectual property rights. We rely primarily on patent and other intellectual property laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite our efforts to protect them.

While we hold a significant number of patents, we can give you no assurance that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents issued to us, may be challenged, invalidated or circumvented, or changes in law may result in us having less protection than we may have experienced historically. As such, any rights granted under these patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to our U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also be able to develop similar technology independently or design around our patents. Some or all of our patents have in the past been licensed and likely will in the future be licensed to certain of our competitors through cross-license agreements.

A decline in the revenue that we derive from the licensing of intellectual property could have a significant impact on our net income.

The revenue we generate from the licensing of our intellectual property typically has a higher gross margin compared to the revenue we generate from the sale of other products. Although we derive a relatively small percentage of our total revenue from the licensing of intellectual property, a decline in this licensing revenue would likely have a greater impact on our profitability than a similar decline in revenues from the sale of our other products. Our licensing revenue tends to come from a limited number of transactions and the failure to complete one or more transactions in a quarter could have a material adverse impact on our profitability.

We are exposed to legal, business, political and economic risks associated with our international operations.

We derive, and we expect to continue to derive, a substantial portion of our revenue from sales of products shipped to locations outside of the United States. In 2008, approximately 72.5% of our total revenue was derived from sales outside the United States. In addition, we perform a significant amount of our development work outside the United States and most of our products are manufactured outside of the United States. Operations outside of the United States are subject to a number of risks and potential costs that could harm our business and results of operations, including:

- political, social and economic instability;
- fluctuations in foreign currency exchange rates;
- exposure to different legal standards, particularly with respect to intellectual property;
- natural disasters, civil unrest, terrorism and public health emergencies;
- nationalization of businesses and blocking of cash flows;
- trade and travel restrictions;
- imposition of governmental controls and restrictions;
- burdens of complying with a variety of foreign laws;
- import and export license requirements and restrictions;
- unexpected changes in regulatory requirements;
- foreign technical standards;
- difficulties in staffing and managing international operations;
- international trade disputes;
- difficulties in collecting receivables from foreign entities or delayed revenue recognition; and
- potentially adverse tax consequences.

We use indirect channels of product distribution over which we have limited control.

Although we have in the past sold our storage systems products directly to end customers, we have discontinued this practice and now sell only to other companies that may or may not add features or functionality to our products before reselling them to end customers. We also sell some of our semiconductor products through distributors. A deterioration in our relationships with our distributors or resellers, or a decline in their business, could harm our sales. In addition, we may increase our reliance on indirect channels of distribution in the future. We may not successfully maintain or expand these indirect channels of distribution, and our failure to do so could result in the loss of sales opportunities. Furthermore, our reliance on indirect channels of distribution may reduce visibility with respect to future business opportunities, thereby making it more difficult to forecast orders.

We may engage in acquisitions and strategic alliances, which may not be successful and could harm our business and operating results.

We expect to continue to explore strategic acquisitions that build upon or expand our library of intellectual property, human capital and engineering talent, and increase our ability to address the needs of our customers. For example, in 2007, in addition to our merger with Agere, we acquired SiliconStor, a privately held company that provided silicon solutions for enterprise storage networks, and Tarari, a privately-held maker of silicon and software that provided content and application awareness in packet and message processing. Mergers and acquisitions of high-technology companies have inherent risks. No assurance can be given that our previous acquisitions or future acquisitions will be successful and will not harm our business or operating results. In addition, we may make investments in companies, products and technologies through strategic alliances and otherwise. If these investments are not successful, our results of operations may suffer.

The semiconductor industry is highly cyclical, which may cause our operating results to fluctuate.

We operate in the highly cyclical semiconductor industry. This industry is characterized by wide fluctuations in product supply and demand. In the past, the semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for our products remains constant, a lower level of available foundry capacity could increase our costs, which would likely have an adverse impact on our results of operations.

Our failure to attract, retain and motivate key employees could harm our business.

In some of our fields of operation, there are only a limited number of people in the job market who possess the requisite skills. In the past, we have experienced difficulty in identifying and hiring sufficient numbers of qualified engineers in parts of our business as well as in retaining qualified employees. The loss of the services of any key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, to sell products to our customers or to manage our business effectively. In light of recent economic conditions, we have implemented several cost-saving measures which directly affect employee compensation. These measures, or others that we may take in the future, may negatively impact our ability to recruit and retain qualified personnel.

Our operations and our suppliers' operations are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results.

Our operations and those of our suppliers are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results. For example, a widespread outbreak of an illness such as avian influenza, or bird flu, or severe acute respiratory syndrome, or SARS, could harm our operations and those of our suppliers as well as decrease demand from customers. We have operations in Singapore, Thailand and China, countries where outbreaks of bird flu and/or SARS have occurred. Also, we have substantial operations in parts of California that have experienced major earthquakes and in parts of Asia that have experienced both typhoons and earthquakes. If our operations or those of our suppliers are curtailed because of health issues or natural disasters, our business may be disrupted and we may need to seek alternate sources of supply for manufacturing or other services. Alternate sources may not be available, may be more expensive or may result in delays in shipments to customers, which would affect our results of operations. In addition, a curtailment of design operations could result in delays in the development of new products. If our customers' businesses are affected by health issues or natural disasters, they might delay or reduce purchases, which could harm our business and results of operations.

We are subject to various environmental laws and regulations that could impose substantial costs on us and may harm our business.

Our business is subject to various environmental laws and regulations. For example, some countries have begun to require companies selling a broad range of electrical equipment to conform to legislation such as the Waste Electrical and Electronic Equipment (WEEE) Directive, the Restriction of the use of certain Hazardous Substances in Electrical & Electronic Equipment (RoHS) Directive, and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Regulation in the European Union. Environmental legislation such as these could require us to redesign our products in order to comply with the standards and require the development of compliance administration systems. Redesigned products could be more costly to manufacture or require more costly or less efficient raw materials, making our products more costly or less desirable. In addition, under certain environmental laws, we could be held responsible, without regard to fault, for costs relating to any contamination at our past facilities and at third party waste disposal sites. We could also be held liable for consequences arising out of human exposure to such substances or other environmental damage. If we cannot develop compliant products on a timely basis or properly administer our compliance programs, our revenues may also decline due to lower sales, which may harm our business.

Our blank check preferred stock and Delaware law contain provisions that may inhibit potential acquisition bids, which may harm our stock price, discourage merger offers or prevent changes in our management.

Our board has the authority to issue preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of the shares without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. Although we have no current plans to issue shares of preferred stock, if we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. Furthermore, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by that statute. These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock or the restrictions in Section 203 of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions may also have the effect of preventing changes in our management or board of directors.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the technology industry are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Our stock has experienced substantial price volatility in the past. This may be a result of quarterly variations in our results of operations, the published expectations of security analysts and announcements by us and our competitors as well as general economic conditions and our stock price may continue to experience substantial volatility. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

We lease office space in two buildings in Milpitas, California for our corporate headquarters, administration and engineering offices. We also own a 600,000 square foot office complex in Allentown, Pennsylvania that we use for administration and engineering offices. We have leased out approximately 69,000 square feet of space in that facility in connection with the sale of our mobility business.

In our Storage Systems business, we own approximately 330,000 square feet of space in Wichita, Kansas which includes engineering, administrative offices and systems training.

We also own approximately 170,000 square feet of sales and engineering office space in Fort Collins, Colorado and approximately 180,000 square feet of sales and engineering office space in Colorado Springs, Colorado. These facilities are used by both our Semiconductor segment and our Storage Systems segment.

We own or lease additional space in the United States and in various other countries, and use that space for sales, marketing, engineering, general corporate and test purposes.

We believe that our existing facilities and equipment are well maintained, in good operating condition, suitable for our operations and are adequate to meet our current requirements.

Item 3. *Legal Proceedings*

This information is included in Note 15 ("Commitments, Contingencies and Legal Matters") to our financial statements in Item 8 and is incorporated herein by reference.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of 2008, no matter was submitted to a vote of our security holders.

Executive Officers of LSI

Set forth below is information about our executive officers.

Name	Age	Position
Abhijit Y. Talwalkar	44	President and Chief Executive Officer
Philip W. Bullinger	44	Executive Vice President and General Manager, Engenio Storage Group
Jon R. Gibson	62	Vice President, Human Resources
Bryon Look	55	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Andrew Micallef	44	Executive Vice President, Worldwide Manufacturing Operations
Jean F. Rankin	50	Executive Vice President, General Counsel and Secretary
D. Jeffrey Richardson	44	Executive Vice President and General Manager, Semiconductor Solutions Group
Flavio Santoni	50	Executive Vice President and General Manager, Engenio Storage Group

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer. At Intel, he was Corporate Vice President and Co-general Manager of the Digital Enterprise Group from January 2005 until May 2005, Vice President and General Manager of Intel's Enterprise Platform Group from May 2004 to January 2005, and Vice President and General Manager of Intel's Platform Products Group, within Intel's Enterprise Platform Group, from April 2002 through May 2004. Mr. Talwalkar also served as Vice President and Assistant General Manager of Intel's Enterprise Platform Group from June 2001 to March 2002.

Mr. Bullinger has led our Storage Systems business since August 2005, a role he has shared with Mr. Santoni since June 2008. From September 2001 through August 2005, he served as Vice President and General Manager of our RAID Storage Adapters division. He joined LSI in 1998, following LSI's acquisition of Symbios, Inc., a storage company, and served as Director of Product Development until August 2001.

Mr. Gibson has been the leader of our Human Resources organization since November 2001. Between 1984 and 2001, he held a number of managerial positions in our Human Resources organization.

Mr. Look has been Executive Vice President, Chief Financial Officer and Chief Administrative Officer since January 2009. From November 2000 through January 2009, he served as Executive Vice President and Chief Financial Officer. Between March 1997 and November 2000, he was our Vice President, Corporate Development and Strategic Planning. Prior to joining LSI, he was manager of business development in Hewlett-Packard's corporate development department. During a 21-year career at Hewlett-Packard, Mr. Look held a variety of management positions in finance and research and development.

Mr. Micallef has been in charge of our manufacturing, real estate and supply chain operations since April 2007. Mr. Micallef joined LSI in April 2007 following our acquisition of Agere Systems. At Agere, he held a number of senior management positions in manufacturing and supply chain operations from 2000 through April 2007.

Ms. Rankin has been our Executive Vice President, General Counsel and Secretary since April 2007. Ms. Rankin joined LSI in 2007 following the acquisition of Agere Systems. At Agere, she had been Executive Vice President, General Counsel and Secretary since 2000.

Mr. Richardson has been the leader of our Semiconductor Solutions Group since January 2009. From April 2007 through January 2009, he led our Network and Storage Products Group, which included our Networking and Storage Interfaces businesses. From September 2005 through April 2007, he was the leader of our Custom Solutions Group, and from June 2005 through September 2005, he led our Corporate Strategy function. From 1992 through June 2005, he held a variety of management positions at Intel, including positions as Vice President of the Digital Enterprise Group and General Manager of the Server Platform Group from February 2005 through June 2005 and General Manager of Intel's Enterprise Platforms and Services Division from June 2001 to January 2005. From January 1999 to June 2001, he was Director of Product Development of Intel's Enterprise Platforms and Services Division.

Mr. Santoni has led our Storage System business together with Mr. Bullinger since June 2008. Prior to assuming this role, he was the head of our Storage Systems sales organization since October 2006. From February 2001 through October 2006, he held a number of senior sales and marketing positions for our Storage Systems business. Before joining LSI in 2001, Mr. Santoni was Executive Vice President and Chief Operating Officer at Sutmyn Storage Corporation and held various senior management positions with Memorex Telex in the United States, United Kingdom and Italy.

Officers are not elected for a fixed term of office but hold office until their successors have been elected. There are no family relationships among the executive officers and directors of LSI.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our stock trades on the New York Stock Exchange under the symbol "LSI." In June 2008, our Chief Executive Officer submitted to the Exchange an annual certification stating that he was not aware of any violations of the Exchange's corporate governance listing standards.

The table below shows the high and low sales prices for our common stock for each quarter during our last two full fiscal years, as reported in the consolidated transaction reporting system.

	2008		2007	
	High	Low	High	Low
First Quarter	$5.57	$3.79	$10.67	$8.78
Second Quarter	$7.53	$4.73	$10.68	$7.40
Third Quarter	$7.87	$5.12	$ 8.37	$5.99
Fourth Quarter	$5.70	$2.36	$ 7.80	$5.06

At February 20, 2009, there were 354,006 holders of record of our common stock. We believe that we have a greater number of additional stockholders who own their shares through brokerage firms and other nominees.

We have never paid cash dividends on our common stock. It is presently our policy to reinvest our earnings, and we do not currently anticipate paying any cash dividends to stockholders in the foreseeable future.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock to that of the S&P 500 Index and the S&P 500 Semiconductors Index. The graph assumes that a $100 investment was made in our common stock and each of the indices at December 31, 2003, and that dividends, if any, were reinvested in all cases. The stock price performance shown on the graph is not necessarily indicative of future price performance.



$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
LSI Corporation
S&P 500 Index
S&P 500 Semiconductors Index

	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008
LSI Corporation	$100	$ 61.78	$ 90.19	$101.47	$ 59.86	$37.09
S&P 500 Index	$100	$110.88	$116.33	$134.70	$142.10	$89.53
S&P 500 Semiconductors Index	$100	$ 79.11	$ 88.73	$ 80.82	$ 90.50	$49.11

Item 6. ***Selected Financial Data***

Five-Year Consolidated Summary

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Revenues	$2,677,077	$ 2,603,643	$1,982,148	$1,919,250	$1,700,164
Cost of revenues	1,608,108	1,699,785	1,158,983	1,150,042	1,039,804
Gross profit	1,068,969	903,858	823,165	769,208	660,360
Research and development	672,511	655,224	413,432	399,685	427,805
Selling, general and administrative	406,875	381,409	255,569	238,265	245,460
Restructuring of operations and other items, net	43,717	148,121	(8,427)	119,052	423,444
Goodwill and intangible impairment charges	541,586	2,021,463	—	—	—
Acquired in-process research and development	—	188,872	4,284	—	—
(Loss)/income from operations	(595,720)	(2,491,231)	158,307	12,206	(436,349)
Interest expense	(34,943)	(31,020)	(24,263)	(25,283)	(25,320)
Interest income and other, net	36,110	46,762	51,277	34,000	22,170
(Loss)/income before income taxes and minority interest	(594,553)	(2,475,489)	185,321	20,923	(439,499)
Provision for income taxes	27,700	11,326	15,682	26,540	24,000
(Loss)/income before minority interest	(622,253)	(2,486,815)	169,639	(5,617)	(463,499)
Minority interest in net income of subsidiary	—	4	1	6	32
Net (loss)/income	$ (622,253)	$(2,486,819)	$ 169,638	$ (5,623)	$ (463,531)
Basic net (loss)/income per share	$ (0.96)	$ (3.87)	$ 0.43	$ (0.01)	$ (1.21)
Diluted net (loss)/income per share	$ (0.96)	$ (3.87)	$ 0.42	$ (0.01)	$ (1.21)
Year-end status:					
Total assets	$3,344,194	$ 4,396,390	$2,852,144	$2,796,066	$2,874,001
Long-term obligations	$1,105,739	$ 1,148,689	$ 429,400	$ 699,050	$ 859,545
Stockholders' equity	$1,440,922	$ 2,484,996	$1,895,738	$1,627,950	$1,618,046

Starting in 2007, we included amortization of intangibles in cost of revenues. For the years ended December 31, 2006, 2005 and 2004, amortization of intangibles of $32.1 million, $62.5 million and $75.1 million, respectively, which was previously reported as a separate component of operating expenses, has been reclassified to cost of revenues for consistency.

On April 2, 2007, we acquired Agere Systems Inc. through the merger of Agere and a subsidiary of ours. The merger was accounted for as a purchase. Accordingly, the results of operations of Agere and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements from April 2, 2007.

During the years ended December 31, 2008 and 2007, we recognized goodwill and intangible asset impairment charges of $541.6 million and $2,021.5 million, respectively, in the Semiconductor segment.

On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 123(R), or FAS 123R, "Share-Based Payment," using the modified prospective transition method. In accordance with the modified prospective transition method, we began recognizing compensation expense for all share-based awards granted on or after January 1, 2006, plus unvested awards granted prior to January 1, 2006. Under this method of implementation, no restatement of prior periods has been made.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This management's discussion and analysis should be read in conjunction with the other sections of this Form 10-K, including Part I, "Item 1: Business"; Part II, "Item 1A: Risk Factors"; Part II, "Item 6: Selected Financial Data"; and Part II, "Item 8: Financial Statements and Supplementary Data."

Where more than one significant factor contributed to changes in results from year to year, we have quantified these factors throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where practicable and material to understanding a material change included in the discussion.

OVERVIEW

We design, develop and market complex, high-performance semiconductors and storage systems. We provide silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. We offer a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, high-speed communication systems, computer servers, storage systems and personal computers. We also offer external storage systems and host bus adapter boards and software applications for attaching storage devices to computer servers and for storage area networks.

We operate in two segments — the Semiconductor segment and the Storage Systems segment. For the Semiconductor segment, we sell our integrated circuits for storage applications to makers of hard disk drives and computer servers. We sell our integrated circuits for networking applications principally to makers of devices used in computer and communications networks and, to a lesser extent, to makers of personal computers. For the Storage Systems segment, we sell our storage systems, host adapter boards and software applications for attaching storage devices to computer servers and for storage area networks to original equipment manufacturers, or OEMs, who resell those products to end customers under their own brand name. We also generate revenue by licensing other entities to use our intellectual property primarily in the Semiconductor segment.

Our revenues depend on market demand for these types of products and our ability to compete in highly competitive markets. We face competition not only from makers of products similar to ours, but also from competing technologies. For example, we see the development of solid state drives, based on flash memory rather than the spinning platters used in hard disk drives, as a long-term potential competitor to certain types of hard disk drives, and have begun focusing development efforts in that area.

Recently, the U.S. and global economies have experienced a significant downturn driven by a financial and credit crisis that could continue to challenge such economies for some period of time. In the fourth quarter of 2008, our revenues declined significantly as compared to our revenues in the third quarter due to the global economic downturn. As our outlook continued to deteriorate into January 2009, we took a number of actions to reduce our expenses, including a corporate-level restructuring designed to increase synergies across our semiconductor investment, a 5% reduction of our global workforce, reductions in employee compensation-related expenses and reductions in discretionary spending.

Our business is currently focused on providing integrated circuits for storage and networking applications and on providing storage systems and related boards and software, where we believe we have the scale, technology and customer relationships to be most successful. Since the beginning of 2007, we have completed the following actions as part of our efforts to focus on those areas:

- The acquisition of SiliconStor, Inc., a provider of semiconductor solutions for enterprise storage networks, in March 2007;

- The acquisition of Agere in April 2007 through the merger of Agere and a subsidiary of ours. Agere was a provider of integrated circuit solutions for a variety of communications and computing applications;

- The sale of our Consumer Products Group in July 2007;
- The sale of our Mobility Products Group in October 2007;
- The sale of, or discontinuation of operations at, our semiconductor and storage systems assembly and test facilities, and the transition of the work performed at those facilities to contract manufacturers between mid-2007 and mid-2008;
- The acquisition of Tarari, Inc., a maker of silicon and software that provides content and application awareness in packet and message processing, in October 2007; and
- The acquisition of the hard disk drive semiconductor business of Infineon Technologies AG in April 2008.

Our revenues for the year ended December 31, 2008 were $2,677.1 million, an increase of $73.5 million, compared to $2,603.6 million for the year ended December 31, 2007. The increase in revenues was primarily attributable to a full year of revenues from Agere in 2008 and increased demand for semiconductors used in storage and networking product applications, for our entry level storage systems and for our premium feature and direct-attached storage software products. The increase was offset by the absence of revenues from the Mobility and Consumer Product Groups.

We reported a net loss of $622.3 million, or $0.96 per diluted share, for the year ended December 31, 2008, as compared to a net loss of $2,486.8 million, or $3.87 per diluted share, for the year ended December 31, 2007. During the years ended December 31, 2008 and 2007, we recognized goodwill impairment charges of $364.1 million and $2,019.9 million in the Semiconductor segment in the respective years. In addition, we recognized $177.5 million and $1.6 million in charges for the impairment of other intangible assets in the Semiconductor segment for the years ended December 31, 2008 and 2007, respectively.

For the year ended December 31, 2008, we recorded restructuring of operations and other items, net of $43.7 million compared to $148.1 million for the year ended December 31, 2007. The 2007 restructuring of operations related primarily to the sale of the Mobility Products Group. For the year ended December 31, 2007, we recorded a $188.9 million charge for acquired in-process research and development primarily associated with the merger with Agere on April 2, 2007. We did not record any charge related to acquired in-process research and development during the year ended December 31, 2008.

Cash, cash equivalents and short-term investments were $1,119.1 million as of December 31, 2008, as compared to $1,397.6 million as of December 31, 2007. For the year ended December 31, 2008, we generated $278.1 million in cash from operating activities as compared to $295.0 million for the year ended December 31, 2007.

RESULTS OF OPERATIONS

Revenues

The following table summarizes our revenues by segment for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
		(In millions)	
Semiconductor segment	$1,795.1	$1,778.9	$1,223.1
Storage Systems segment	882.0	824.7	759.0
Consolidated	$2,677.1	$2,603.6	$1,982.1

2008 compared to 2007:

Total consolidated revenues for 2008 increased $73.5 million or 2.8% as compared to 2007.

Semiconductor Segment:

Revenues for the Semiconductor segment increased $16.2 million or 0.9% in 2008 as compared to 2007. The increase was primarily attributable to:

- Increased demand for semiconductors used in storage and networking product applications, primarily the result of a full year of revenues from Agere in 2008; and
- Revenues from the HDD semiconductor business acquired from Infineon in April 2008.

The increase was partially offset by the absence of $213.1 million and $54.6 million of revenues from the Mobility Products Group and the Consumer Products Group, respectively.

Storage Systems Segment:

Revenues for the Storage Systems segment increased $57.3 million or 6.9% in 2008 as compared to 2007. The increase was primarily attributable to an increase in revenues for our entry level storage systems and a continued increase in demand for our premium feature and direct-attached storage software products, partially offset by a decline in the sales of our mid-range storage systems.

See Note 9 to our consolidated financial statements in Item 8 for information about our significant customers.

2007 compared to 2006:

Total consolidated revenues for 2007 increased $621.5 million or 31.4% as compared to 2006, primarily due to the merger with Agere in April 2007.

Semiconductor Segment:

Revenues for the Semiconductor segment increased $555.8 million or 45.4% in 2007 as compared to 2006. The increase was primarily due to revenues attributable to Agere of $821.5 million and, to a lesser extent, increased demand for semiconductors used in storage product applications associated with the ramping of our Serial Attached SCSI, or SAS, products.

The increase was partially offset by:

- A decrease in revenues from consumer products due to the sale of the Consumer Products Group;
- A decrease in demand for semiconductors used in consumer product applications such as digital audio players where our customer's solution was not included in the new generation of its customer's products and a decrease in demand for semiconductors used in DVD products and cable set-top box solutions;
- A decrease in demand for semiconductors used in storage interface connect products; and
- A decrease in demand for semiconductors used in communication product applications such as enterprise networking, telecommunications and printing.

Storage Systems Segment:

Revenues for the Storage Systems segment increased $65.7 million or 8.7% in 2007 as compared to 2006. The increase was primarily attributable to:

- An increase in sales due to the ramp of our entry level storage products, which were introduced in the fourth quarter of 2006;
- An increase in demand for our premium feature software products; and
- Continued strength in our mid-range storage systems.

The increase was partially offset by decreased revenues for our RAID storage adapters due to lower hardware sales.

Revenues by Geography

The following table summarizes our revenues by geography for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
		(In millions)	
North America*	$ 737.2	$ 858.7	$ 956.7
Asia**	1,359.8	1,401.3	797.1
Europe and the Middle East	580.1	343.6	228.3
Total	$2,677.1	$2,603.6	$1,982.1

* Primarily the United States.

** Including Japan.

2008 compared to 2007:

Revenues in Europe and the Middle East increased 68.8% in 2008 compared to 2007. The increase was primarily attributable to increased revenues in storage systems and increased revenues in semiconductors used in storage product applications. The increase in European revenues for storage systems was primarily the result of a significant customer shifting order placements from our U.S. subsidiary to a subsidiary in Europe. Revenues in North America decreased 14.1%. The decrease in North America was primarily attributable to decreased revenues in storage systems primarily for the reason discussed above, offset by increased revenues from semiconductors used in storage and networking standard products.

2007 compared to 2006:

Revenues in Europe and the Middle East increased 50.5% in 2007 compared to 2006. The increase was primarily attributable to an increase in revenues associated with the merger with Agere, increased revenues in storage systems and increased revenues in semiconductors used in storage product applications. Revenues in Asia increased 75.8% in 2007. The increase in Asia was primarily attributable to revenues from Agere and increased revenues in semiconductors used in storage product applications, offset in part by a decrease in revenues from the Consumer Products Group and decreased revenues from semiconductors used in communication product applications. Revenues in North America decreased 10.2%. The decrease in North America was primarily attributable to decreased revenues from semiconductors used in consumer product applications, offset in part by increased storage system revenues, increased revenues from semiconductors used in storage product applications and revenues from Agere.

Gross Profit Margin

The following table summarizes our gross profit margins by segment for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
		(Dollars in millions)	
Semiconductor segment	$ 736.9	$603.7	$561.7
Percentage of segment revenues	41.1%	33.9%	45.9%
Storage Systems segment	$ 332.1	$300.2	$261.5
Percentage of segment revenues	37.7%	36.4%	34.5%
Consolidated	$1,069.0	$903.9	$823.2
Percentage of total revenues	39.9%	34.7%	41.5%

Amortization of intangibles, which was previously reported as a separate component of operating expenses, has been reclassified to cost of revenues for the year ended December 31, 2006 for consistency.

2008 compared to 2007:

The consolidated gross profit margin as a percentage of total revenues increased to 39.9% in 2008 from 34.7% in 2007.

Semiconductor Segment:

The gross profit margin as a percentage of segment revenues for the Semiconductor segment increased to 41.1% in 2008 from 33.9% in 2007. The increase in 2008 was primarily attributable to:

- Increased sales of products with higher gross profit margins in 2008;
- An inventory charge of $47.9 million recorded in the second quarter of 2007 related to fair valuing the inventory in the acquisition of Agere;
- A decrease in inventory provisions from 2007 to 2008 primarily as a result of improvements in supply chain management; and
- $19.0 million in charges recorded in 2007 for a wafer supply agreement with ON Semiconductor resulting from a decline in demand.

Storage Systems Segment:

The gross profit margin as a percentage of segment revenues for the Storage Systems segment increased to 37.7% in 2008 from 36.4% in 2007. The increase was primarily driven by lower manufacturing costs across the product lines and higher demand for our premium feature and direct-attached storage software products, which have higher margins.

2007 compared to 2006:

The consolidated gross profit margin as a percentage of total revenues declined to 34.7% in 2007 from 41.5% in 2006. This primarily reflects a decrease in Semiconductor segment gross margins caused in large part by the merger with Agere.

Semiconductor Segment:

The gross profit margin as a percentage of segment revenues for the Semiconductor segment decreased to 33.9% in 2007 from 45.9% in 2006. The decline was primarily attributable to:

- An increase of $143.2 million in the amortization of intangible assets in 2007 primarily related to the acquisition of Agere;
- An inventory charge of $47.9 million in 2007 related to fair valuing the inventory in the acquisition of Agere; and
- $19.0 million in charges recorded in 2007 for a wafer supply agreement with ON Semiconductor resulting from a decline in demand.

Storage Systems Segment:

The gross profit margin as a percentage of segment revenues for the Storage Systems segment increased to 36.4% in 2007 from 34.5% in 2006. This increase was primarily driven by lower manufacturing costs across the mid-range product line and higher demand for premium feature and direct-attached storage software products, which have higher margins.

Research and Development

The following table summarizes our research and development, or R&D, expenses by segment for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Semiconductor segment	$534.0	$525.4	$315.9
Percentage of segment revenues	29.7%	29.5%	25.8%
Storage Systems segment	$138.5	$129.8	$ 97.5
Percentage of segment revenues	15.7%	15.7%	12.8%
Consolidated	$672.5	$655.2	$413.4
Percentage of total revenues	25.1%	25.2%	20.9%

2008 compared to 2007:

Consolidated R&D expenses increased $17.3 million or 2.6% in 2008 as compared to 2007.

Semiconductor Segment:

R&D expenses for the Semiconductor segment consist primarily of employee salaries, costs related to third party design tools and materials used in the design of custom silicon and standard products, as well as depreciation of capital equipment and facilities-related expenditures. In 2008, we focused our R&D efforts in the storage and networking markets.

R&D expenses for the Semiconductor segment increased by $8.6 million or 1.6% in 2008 as compared to 2007 and increased slightly as a percentage of segment revenues from 29.5% in 2007 to 29.7% in 2008. The increase was attributable to the merger with Agere, partially offset by reduced expenditures resulting from the sale of the Mobility and Consumer Product Groups, headcount reductions from our restructuring actions and decreased spending related to third party design tools used in the design of custom silicon and standard products.

Storage Systems Segment:

R&D expenses for the Storage Systems segment consist primarily of employee salaries and materials used in product development, as well as depreciation of capital equipment and facilities. In addition to the significant resources required to support hardware technology transitions, we devote significant resources to developing and enhancing software features and functionality to remain competitive.

R&D expenses for the Storage Systems segment increased $8.7 million or 6.7% in 2008 as compared to 2007. The increase was primarily attributable to increased compensation-related expenditures as well as increased material spending for R&D projects associated with new product development. R&D expenses as a percentage of segment revenues remained flat at 15.7% in 2008 and 2007.

2007 compared to 2006:

Consolidated R&D expenses increased $241.8 million or 58.5% in 2007 as compared to 2006. This reflects increases in R&D expenditures, both in dollar amounts and as a percentage of revenues, in both segments, primarily as a result of the Agere acquisition.

Semiconductor Segment:

R&D expenses for the Semiconductor segment increased $209.5 million or 66.3% in 2007 as compared to 2006 and increased as a percentage of segment revenues to 29.5% in 2007 from 25.8% in 2006. The increase was primarily attributable to the acquisition of Agere, SiliconStor and Tarari during 2007. The increase was partially offset by reduced expenditures resulting from the sale of the Consumer Products Group and headcount reductions from our restructuring actions during 2007. In 2007, we focused our R&D efforts in the storage and networking markets.

Storage Systems Segment:

R&D expenses for the Storage Systems segment increased by $32.3 million or 33.1% in 2007 as compared to 2006 and increased as a percentage of segment revenues to 15.7% in 2007 from 12.8% in 2006. The increase was primarily attributable to the acquisition of StoreAge and increased compensation-related expenditures due to an increase in headcount, increased spending for R&D projects associated with new product lines and expenses related to a contract with a significant customer.

Selling, General and Administrative

The following table summarizes our selling, general and administrative, or SG&A, expenses by segment for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Semiconductor segment	$278.6	$264.1	$157.4
Percentage of segment revenues	15.5%	14.8%	12.9%
Storage Systems segment	$128.3	$117.3	$ 98.2
Percentage of segment revenues	14.5%	14.2%	12.9%
Consolidated	$406.9	$381.4	$255.6
Percentage of total revenues	15.2%	14.6%	12.9%

2008 compared to 2007:

Consolidated SG&A expenses increased $25.5 million or 6.7% in 2008 as compared to 2007.

Semiconductor Segment:

SG&A expenses for the Semiconductor segment increased $14.5 million or 5.5% in 2008 as compared to 2007 and increased as a percentage of segment revenues from 14.8% in 2007 to 15.5% in 2008. The increase was attributable to the merger with Agere, partially offset by reduced expenditures resulting from the sale of the Mobility and Consumer Product Groups as well as headcount reductions from our restructuring actions.

Storage Systems Segment:

SG&A expenses for the Storage Systems segment increased $11.0 million or 9.4% in 2008 as compared to 2007 and increased as a percentage of segment revenues from 14.2% in 2007 to 14.5% in 2008. The increase was primarily attributable to an increase in sales and marketing expenditures to support higher revenues in 2008 compared to 2007.

2007 compared to 2006:

Consolidated SG&A expenses increased $125.8 million or 49.2% in 2007 as compared to 2006.

Semiconductor Segment:

SG&A expenses for the Semiconductor segment increased $106.7 million or 67.8% in 2007 as compared to 2006 and increased as a percentage of segment revenues to 14.8% in 2007 from 12.9% in 2006. The increase in the amount and as a percentage of segment revenues was primarily attributable to the merger with Agere, partially offset by reduced expenditures as a result of headcount reductions from our restructuring actions and decreased selling expenses due to the sale of the Consumer Products Group.

Storage Systems Segment:

SG&A expenses for the Storage Systems segment increased $19.1 million or 19.5% in 2007 as compared to 2006 and increased as a percentage of segment revenues to 14.2% in 2007 from 12.9% in 2006. The increase in the amount and as a percentage of revenues was primarily attributable to the additional expenses resulting from the acquisition of StoreAge, increased compensation-related expenses based on increased headcount and an increase in sales commissions due to increased revenues.

Restructuring of Operations and Other Items

A complete discussion of our restructuring actions in 2008, 2007 and 2006 is included in Note 2 to our consolidated financial statements in Item 8.

2008:

We recorded charges of $43.7 million in restructuring of operations and other items, net, for the year ended December 31, 2008, consisting of $35.5 million in charges for restructuring of operations and $8.2 million in charges for other items. Of these charges, $41.1 million were attributable to the Semiconductor segment and $2.6 million were attributable to the Storage Systems segment. The restructuring charges were largely related to severance and termination benefits for approximately 260 employees associated with a broad-based reorganization that was announced in January 2009 and lease termination costs. The charges were offset in part by a gain on the sale of land in Gresham, Oregon.

As a result of the recent restructuring action taken in January 2009, we expect to realize quarterly operating expense savings of approximately $7.0 million starting from the second quarter of 2009. Suspended depreciation amounted to $5.3 million for the period from January 1, 2008 to June 30, 2008 associated with holding the Singapore assembly and test facility for sale.

2007:

We recorded charges of $148.1 million in restructuring of operations and other items, net, for the year ended December 31, 2007, consisting of $142.9 million in charges for restructuring of operations and a charge of $5.2 million for other items. Of these charges, $143.4 million were recorded in the Semiconductor segment and $4.7 million were recorded in the Storage Systems segment. We completed the sale of our Consumer Products Group in the third quarter of 2007 and the sales of our semiconductor assembly and test operations in Thailand and our Mobility Products Group in the fourth quarter of 2007. We also announced the elimination of approximately 900 non-production positions, inclusive of the Consumer Products Group, across all business and functional areas worldwide in the second quarter of 2007, and in the third quarter of 2007 announced the elimination of approximately 2,100 production positions worldwide associated with the sale of our assembly and test operations in Thailand and our plan to transition assembly and test operations performed at our facilities in Singapore and Wichita, Kansas to current manufacturing partners.

2006:

We recorded a credit of $8.4 million in restructuring of operations and other items, net, for the year ended December 31, 2006. Of this amount, a credit of $9.6 million was recorded in the Semiconductor segment and a charge of $1.2 million was recorded in the Storage Systems segment. We sold the Gresham facility in the second quarter of 2006.

Goodwill and Other Intangible Asset Impairment Charges

We monitor the recoverability of goodwill and other intangible assets recorded in connection with acquisitions, by reporting unit, annually in our fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. During the fourth quarters of 2008 and 2007, we determined that, based on the then current market conditions in the semiconductor industry, the carrying amounts of goodwill and certain other intangible assets for our Semiconductor reporting unit were no longer recoverable. We recognized goodwill impairment charges of $364.1 million in the fourth quarter of 2008 and $2,019.9 million in the fourth quarter of 2007. The fair value of the Semiconductor reporting unit was estimated by using the present value of estimated future cash flows. In addition, we recognized $177.5 million and $1.6 million in charges for the impairment of certain other intangible assets in the Semiconductor segment for the years ended December 31, 2008 and 2007, respectively. There was no impairment of goodwill and other intangible assets for the year ended December 31, 2006. For additional details, see "Valuation of Long-Lived Assets, Intangible Assets and Goodwill" under "Critical Accounting Estimates".

Acquired In-Process Research and Development

As of December 31, 2008, the actual development timelines and costs for the in-process research and development, or IPR&D, projects described below were in line with original estimates. However, development of the technology remains a substantial risk to us due to a number of factors, including the remaining effort to achieve technical feasibility, rapidly changing customer needs and competitive threats from other companies. Failure to bring these products to market in a timely manner could adversely affect our sales and profitability in the future. Additionally, the value of other intangible assets acquired may become impaired.

Our methodology for allocating the purchase price relating to purchase acquisitions to IPR&D uses established valuation techniques in the high-technology industry. IPR&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist. The fair value of technology under development is determined using the income approach, which discounts expected future cash flows to present value. A discount rate is used for the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the technology, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could impact the estimates recorded. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis. These estimates do not account for any potential synergies realizable as a result of the acquisition and are in line with industry averages and growth estimates.

2008:

There were no IPR&D charges for the year ended December 31, 2008.

2007:

We recorded charges of $188.9 million for the year ended December 31, 2007 associated with IPR&D in connection with the Tarari, Agere and SiliconStor acquisitions.

The following table summarizes details for the 2007 acquisitions at the acquisition dates:

Company	Acquisition Date	Projects	IPR&D	Estimated Cost to Complete	Discount Rate	Revenue Projections Extend Through
			(Dollars in millions)			
Tarari	October 3, 2007	Content Inspection-Abraxas-5 Gbps; Abraxas-10Gbps; Electra	$ 6.0	$ 2.9	22.7%	2013
Agere	April 2, 2007	Storage — read channel and preamps; Mobility — HSPDA for 3G; Networking — modems, Firewire, serdes, media gateway, VoIP, network processors, Ethernet, mappers and framers	$176.4	$85.8*	13.8%	2021
SiliconStor . .	March 13, 2007	Storage — SATA/SAS multiplexers	$ 6.5	$ 4.4	27.0%	2017

* This amount excludes estimated cost of $144.2 million to complete the Mobility-HSPDA for 3G project due to the sale of the Mobility Products Group to Infineon Technologies during the fourth quarter of 2007.

2006:

We recorded charges of $4.3 million for the year ended December 31, 2006 associated with IPR&D in connection with the StoreAge and Metta Technology acquisitions.

The following table summarizes details for the 2006 acquisitions at the acquisition dates:

Company	Acquisition Date	Projects	IPR&D	Discount Rate	Revenue Projections Extend Through
		(Dollars in millions)			
StoreAge	November 21, 2006	Storage systems software	$2.4	28%	2013
Metta	November 10, 2006	Graphics and audio intellectual property	$1.9	Not applicable; used a variation of the Cost Approach	Not applicable; used a variation of the Cost Approach

Interest (Expense) or Income and Other, net

The following table summarizes our interest expense and components of interest income and other, net, for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	(In millions)		
Interest expense	$(34.9)	$(31.0)	$(24.3)
Interest income	46.2	58.6	47.3
Other income/(expense), net	(10.1)	(11.8)	4.0
Total	$ 1.2	$ 15.8	$ 27.0

Interest Expense:

Interest expense increased $3.9 million in 2008 compared to 2007 as a result of interest on 6.5% convertible notes we guaranteed in connection with the Agere merger in April 2007, offset in part by the repurchase of $118.6 million of these notes in 2008.

Interest expense increased $6.7 million to $31.0 million in 2007 compared to 2006 as a result of interest on 6.5% convertible notes we guaranteed in connection with the Agere merger, offset in part by the repayment at maturity of $271.8 million of 4% convertible notes in the fourth quarter of 2006.

Interest Income and Other, net:

Interest income decreased $12.4 million in 2008 compared to 2007 primarily as a result of lower interest rates during 2008 compared to 2007. Interest income increased $11.3 million in 2007 compared to 2006 primarily as a result of higher interest rates and higher cash and investment balances in 2007 as compared to 2006.

Other expenses, net, decreased $1.7 million in 2008 compared to 2007 primarily as a result of foreign exchange gains in 2008 compared to foreign exchange losses in 2007 and a gain from the repurchase of convertible notes, offset in part by impairment charges related to certain available-for-sale debt and equity securities.

Other expenses, net, increased $15.8 million in 2007 compared to 2006 primarily as a result of foreign exchange losses, charges for points on foreign currency forward contracts, loss on impairment of certain non-marketable equity securities and absence of gain on available for sale of equity securities in 2007 that existed in 2006.

For all investments in debt and equity securities, unrealized losses are evaluated to determine if they are other than temporary. In order to determine if an impairment has occurred for marketable debt securities, we monitor the credit quality, performance of the underlying collateral for asset- and mortgage-backed securities, as well as the severity and duration of the unrealized loss. In order to determine if an impairment has occurred for equity securities, we review the financial performance of each investee, industry performance and outlook for each investee, the trading prices of marketable equity securities and pricing in current rounds of financing for non-marketable equity securities. If an unrealized loss is determined to be other than temporary, a loss is recognized as a component of interest income and other. For marketable equity securities, the impairment losses were measured using the closing market price of the marketable securities on the date management determined that the investments were impaired. For non-marketable equity securities, the impairment losses were measured by using pricing in current rounds of financing.

Provision for Income Taxes

During 2008, we recorded an income tax provision of $27.7 million, which represents an effective tax rate of approximately (5)% on the loss before income taxes of $594.6 million. This rate differs from the U.S. statutory rate primarily due to a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets and income taxes related to certain profitable non-U.S. jurisdictions. We have also recorded a release of a $13.9 million liability relating to FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109," because various statutes of limitations expired during the year, and an increase of $5.6 million as a result of a re-measurement of uncertain tax positions taken in prior periods based on new information received during 2008.

During 2007, we recorded an income tax provision of $11.3 million, which represents an effective tax rate of approximately 0%. This rate differs from the U.S. statutory rate primarily due to a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets. We also benefited from lower tax rates in foreign jurisdictions. The provision for income taxes for 2007 reflects the release of a $5.4 million FIN 48 liability because various statutes of limitations expired and a reduction of previous years' uncertain tax positions. The provision for income taxes for 2007 also includes the impact of recording a $26.1 million tax benefit as a result of a $67.9 million reduction to the pension benefit and other obligations.

During 2006, we recorded a provision for income taxes of $15.7 million, which represents an effective tax rate of approximately 8%. This rate differs from the U.S. statutory rate primarily due to the realization of deferred tax assets not previously recognized in the U.S., which offset the tax expenses generated from U.S. sourced income as well as from earnings of certain foreign subsidiaries taxed in the U.S. We also benefited from lower tax rates in foreign jurisdictions. During 2006, we closed various audits, which resulted in a tax benefit of $3.1 million in the 2006 tax provision. These audits included the U.S. federal, various state and certain foreign audits.

Excluding certain foreign jurisdictions, management believes that the future benefit of deferred tax assets is not more likely than not to be realized.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

Cash, cash equivalents and short-term investments decreased to $1,119.1 million as of December 31, 2008 from $1,397.6 million as of December 31, 2007. The decrease was mainly due to cash outflows from financing and investing activities as described below, offset in part by cash inflows from operating activities.

Working Capital

Working capital decreased by $428.2 million to $1.0 billion as of December 31, 2008 from $1.4 billion as of December 31, 2007. The decrease was attributable to the following:

- Cash, cash equivalents and short-term investments decreased by $278.5 million;
- The current portion of our long-term debt increased by $245.1 million as we reclassified the convertible notes due on December 15, 2009 from long-term debt to short-term debt;
- Accounts receivable decreased by $102.4 million as a result of lower revenues in the fourth quarter of 2008 compared to the same period in 2007; and

- Inventories declined by $20.3 million primarily as the result of a shift to progress billing for one of our customers and a reduction in buffer stocks established to facilitate our transition to contract manufacturers, offset in part by increases in inventory that we will sell to customers later than expected.

These decreases in working capital were offset in part by the following:

- Accounts payable decreased by $128.4 million primarily attributable to a reduction in purchases as a result of the global economic downturn and the timing of invoice receipts and payments;

- Other accrued liabilities decreased by $65.2 million primarily as a result of the utilization of restructuring reserves, a decrease in the retiree medical liability and a decrease in liabilities with third party manufacturers, partially offset by an increase in tax reserves;

- Income taxes payable decreased by $12.2 million as a result of a decrease in the tax provision payable and an increase in tax payments in 2008 compared to 2007;

- Prepaid expenses and other current assets increased by $8.1 million primarily attributable to an increase in deferred tax assets, prepaid taxes, and software additions, net of amortization, offset in part by decreases in assets held for sale and a reduction in notes receivables; and

- Accrued salaries, wages and benefits decreased by $4.2 million primarily attributable to timing of payments offset in part by the establishment of a sabbatical reserve.

Working capital increased by $321.1 million to $1.4 billion as of December 31, 2007 from $1.1 billion as of December 31, 2006. The increase in working capital was attributable to the following:

- Cash, cash equivalents and short-term investments increased by $388.7 million;

- Accounts receivable increased by $57.7 million primarily due to the merger with Agere, offset in part by improved collections;

- Inventories increased by $31.4 million primarily due to the merger with Agere, offset in part by decreases relating to the sale of the Consumer Products Group;

- Prepaid expenses and other current assets increased by $79.1 million, primarily attributable to the merger with Agere, a $20.0 million short-term note receivable in connection with the sale of semiconductor assembly and test operations in Thailand to STATS ChipPAC in the fourth quarter of 2007, a $6.5 million prepayment on a minimum supply agreement, and a $5.4 million increase in a deferred tax asset; and

- Income taxes payable decreased by $72.6 million due to the adoption of FIN 48 in the first quarter of 2007, offset in part by an increase in the tax provision less tax payments.

These increases in working capital were offset in part by the following:

- Accounts payable increased by $129.3 million primarily due to the merger with Agere, offset in part by a decrease due to the timing of invoice receipts and payments;

- Accrued salaries, wages and benefits increased by $36.7 million primarily attributable to the merger with Agere, slightly offset by the timing of payment of salaries, benefits and performance-based compensation; and

- Other accrued liabilities increased by $142.4 million primarily due to the merger with Agere, in addition to an increase in restructuring reserves, merger-related accruals, and an increase in liabilities with third party manufacturers, offset in part by a decrease in deferred taxes, and other accruals and liabilities.

Cash Provided by Operating Activities

During the year ended December 31, 2008, we generated $278.1 million of cash from operating activities compared to $295.0 million generated in 2007. Cash generated by operating activities in 2008 was the result of the following:

- A net loss adjusted for non-cash transactions, including goodwill and other intangible impairment charges and depreciation and amortization. The non-cash items and other non-operating adjustments are quantified in our Consolidated Statements of Cash Flows included in Item 8; and
- A net decrease in assets and liabilities, including changes in working capital components from December 31, 2007 to December 31, 2008, as discussed above.

Cash and Cash Equivalents Used in Investing Activities

Cash and cash equivalents used in investing activities for the year ended December 31, 2008 were $163.4 million as compared to $1,121.4 million provided by investing activities for the year ended December 31, 2007. The primary investing activities during 2008 were:

- Proceeds from maturities and sales of available-for-sale debt securities and equity securities, net of purchases;
- Purchases of property, equipment and software, net of sales;
- Acquisition of businesses, net of cash acquired;
- Proceeds from maturity of notes receivable associated with sale of semiconductor operations in Thailand;
- An increase in non-current assets and deposits; and
- Proceeds received from the resolution of a pre-acquisition income tax contingency.

We expect capital expenditures to be approximately $50.0 million in 2009. In recent years, we have reduced our level of capital expenditures as a result of our focus on establishing strategic supplier alliances with foundry semiconductor manufacturers and with third-party assembly and test operations, which enables us to have access to advanced manufacturing capacity and reduce our capital spending requirements.

Cash and Cash Equivalents Used in Financing Activities

Cash and cash equivalents used in financing activities for the year ended December 31, 2008 were $303.0 million as compared to $724.5 million in 2007. The primary financing activities during 2008 were the purchase of common stock under our repurchase programs, the repurchase of convertible subordinated notes, and the issuance of common stock under our employee stock plans.

On December 4, 2006, we announced that our Board of Directors had authorized a stock repurchase program of up to $500.0 million worth of our common stock and terminated the prior stock repurchase program authorized by the Board of Directors on July 28, 2000. In July 2007, we completed the repurchase program announced on December 4, 2006. On August 20, 2007, we announced that our Board of Directors had authorized a repurchase program of up to an additional $500.0 million worth of our common stock. During the year ended December 31, 2008, we repurchased 44.6 million shares for $229.2 million in cash, which together with the repurchases in 2007, effectively completed the authorization announced on August 20, 2007. The repurchased shares were retired immediately after the repurchases were complete. Retirement of the repurchased shares is recorded as a reduction of common stock and additional paid-in-capital.

It is our policy to reinvest our earnings, and we do not anticipate paying any cash dividends to stockholders in the foreseeable future.

Cash, cash equivalents and short-term investments are our primary source of liquidity. We believe that our existing liquid resources and cash generated from operations will be adequate to meet our operating and capital requirements and other obligations, including repayment of our outstanding convertible subordinated notes as they mature, for the foreseeable future. We may, however, seek additional equity or debt financing from time to time. We believe that financing is currently difficult for many companies to obtain on acceptable terms or at all. Accordingly, such financing may not be available to us at all or on acceptable terms if we determine that it would be desirable to obtain additional financing. Moreover, any future equity or convertible debt financing may decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2008:

	Payments Due by Period					
	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Other	Total
	(In millions)					
Convertible Subordinated Notes	$ 243.0	$350.0	$ —	$—	$ —	$ 593.0
Estimated interest payments on Convertible Subordinated Notes	29.8	7.0	—	—	—	36.8
Operating lease obligations	88.9	87.9	18.4	3.6	—	198.8
Purchase commitments	208.7	302.1	—	—	—	510.8
FIN 48 liabilities	36.5	—	—	—	193.6**	230.1
Pension and post-retirement contributions	23.2 to 62.2	*	*	*	*	23.2 to 62.2
Total	$630.1 to $669.1	$747.0	$18.4	$3.6	$193.6	$1,592.7 to $1,631.7

* We have pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. We also have pension plans covering certain international employees. Although additional future contributions will be required, the amount and timing of these contributions will be impacted by actuarial assumptions, the actual rate of return on plan assets, the level of market interest rates, and the amount of voluntary contributions to the plans. If current macroeconomic conditions continue, the additional contributions in the future years would likely be higher than those projected for 2009. Effective April 6, 2009, the Company will freeze the U.S. management pension plan. As of December 31, 2008, our pension benefit obligation exceeded the fair value of our plan assets by $449.5 million. See Note 5 to our consolidated financial statements in Item 8.

** Represents the non-current tax payable obligation under FIN 48. We are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur.

Convertible Subordinated Notes

As of December 31, 2008, we had outstanding $350.0 million of 4% Convertible Subordinated Notes due May 15, 2010. Interest on these notes is payable semiannually on May 15 and November 15 of each year. These convertible notes are subordinated to all existing and future senior debt and are convertible at the holder's option into shares of our common stock at a conversion price of approximately $13.42 per share at any time prior to maturity. We cannot elect to redeem these notes prior to maturity. Each holder of these notes has the right to cause us to repurchase all of such holder's convertible notes at a price equal to 100% of their principal amount plus any accrued interest upon the occurrence of any fundamental change, which includes a transaction or an event such as an exchange offer, liquidation, a tender offer, consolidation, certain mergers or combination. The merger with Agere did not trigger this right.

As part of the merger with Agere, we guaranteed Agere's 6.5% Convertible Subordinated Notes due December 15, 2009. As of December 31, 2008, we had outstanding $243.0 million of these notes. Interest on these notes is payable semiannually on June 15 and December 15 of each year. These notes are unsecured and subordinated obligations and are subordinated in right of payment to all of Agere's existing and future senior debt. These notes are convertible at the holder's option into shares of our common stock at a current conversion price of $15.3125 per share, subject to adjustment in certain events, at any time prior to maturity, unless previously redeemed or repurchased. We may redeem these notes in whole or in part at any time. We may be required to repurchase these notes at a price equal to 100% of their principal amount plus any accrued and unpaid interest if our stock is no longer approved for public trading, if our stockholders approve our liquidation or if a specified change in control occurs.

Operating Lease Obligations

We lease real estate, certain non-manufacturing equipment and software under non-cancelable operating leases.

Purchase Commitments

We maintain certain purchase commitments with suppliers primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary among different suppliers.

FIN 48 Tax Liabilities

As of December 31, 2008, the amount of the unrecognized tax benefits determined under FIN 48 was $232.0 million. This is a net increase of $25.4 million in unrecognized tax benefits from the previous year. Of the $232.0 million in unrecognized tax benefits, we are expected to pay $36.5 million within one year. Accordingly, this amount has been reclassified to other current liabilities. For the remaining balance, we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, we estimate that, in addition to the $36.5 million discussed above, additional unrecognized tax benefits, plus accrued interest and penalties, could decrease by an amount in the range of $0 to $31.6 million.

Standby Letters of Credit

As of December 31, 2008 and 2007, we had outstanding obligations relating to standby letters of credit of $19.2 million and $11.1 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, claims from litigations and certain self-insured risks. If the guarantees are called, we must reimburse the provider of the guarantee. The fair value of the letters of credit approximates the contract amount and they generally have one-year terms.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 1 to those financial statements describes our significant accounting policies. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

We believe the following to be critical accounting estimates. They are important to the portrayal of our financial condition and results, and they require significant management judgment and estimates about matters that are inherently uncertain. As a result of the inherent uncertainty, there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions. Although we believe that our judgments and estimates are reasonable, appropriate and correct, different amounts could have been reported if different estimates were made.

Stock-Based Compensation

On January 1, 2006, we adopted FAS 123R, using the modified prospective transition method. Under this method of implementation, no restatement of prior periods has been made. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. Our stock-based compensation expense under FAS 123R in 2008, 2007 and 2006 was $72.3 million, $77.3 million and $47.0 million, respectively. Stock-based compensation costs capitalized to inventory and software development for 2008, 2007 and 2006 were not significant. (See Note 3 to our consolidated financial statements in Item 8 for a description of our equity compensation plans.)

Stock Options:

The fair value of each option grant is estimated on the date of grant using a reduced form calibrated binomial lattice model (the "lattice model"). This model requires the use of historical data for employee exercise behavior and the use of assumptions outlined in the following table:

	Year Ended December 31,		
	2008	2007	2006
Weighted average estimated grant date fair value per share	$2.04	$3.05	$3.30
Weighted average assumptions in calculation:			
Expected life (years)	4.36	4.29	4.33
Risk-free interest rate	2.51%	4.50%	4.78%
Volatility	52%	47%	48%

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of our model.

The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities appropriate for the term of our employee stock options.

We use an equally weighted combination of historical and implied volatilities as of the grant date. The historical volatility is the standard deviation of our daily stock returns from the date of the initial public offering of our common stock in 1983. For the implied volatilities, we use near-the-money exchange traded call options, as stock options are call options that are granted at-the-money. The historical and implied volatilities are annualized and equally weighted to determine the volatilities as of the grant date. We believe that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities.

The lattice model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations for all past option grants made by us since our initial public offering.

Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Employee Stock Purchase Plan:

Under the employee stock purchase plan, rights are granted to our employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12-month offering period or the end of each six-month purchase period within such an offering period. Compensation expense is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. For disclosure purposes, the assumptions that went into the calculation of fair value for the May and November 2008, 2007 and 2006 grants were as follows:

	Year Ended December 31,		
	2008	2007	2006
Weighted average estimated grant date fair value per share	$1.37	$2.09	$2.92
Weighted average assumptions in calculation:			
Expected life (years)	0.8	0.7	0.7
Risk-free interest rate	1%	4%	5%
Volatility	84%	42%	35%

Restricted Stock Awards:

The cost of these awards is determined using the fair value of our common stock on the date of the grant and compensation expense is recognized over the vesting period on a straight-line basis.

Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as a number of highly complex and subjective assumptions. We use third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. We are responsible for determining the assumptions used in estimating the fair value of our share-based payment awards. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with FAS 123R and Staff Accounting Bulletin No. 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Inventory Valuation Methodology

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. We write down our inventories for estimated obsolescence and unmarketable inventory in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Inventory impairment charges create a new cost basis for inventory.

We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements, product life-cycles, life-time buys at the end of supplier product runs and a shift of production to outsourcing. If actual demand or market conditions are less favorable than we project or our customers fail to meet projections, additional inventory write-downs may be required. Our inventory balance was $220.5 million and $240.8 million as of December 31, 2008 and 2007, respectively.

If market conditions are more favorable than expected, we could experience more favorable gross profit margins going forward as we sell inventory that was previously written down.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill

We have historically pursued the acquisition of businesses, which has resulted in significant goodwill and intangible assets. We assess the impairment of long-lived assets, identifiable intangibles and related goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors that could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with a restructuring of operations; (iii) current, historical or projected losses that demonstrate continuing losses associated with an asset; or (iv) our market capitalization being less than net book value. When we determine that there is an indicator that the carrying value of long-lived assets, identifiable intangibles or related goodwill may not be recoverable, we measure impairment based on estimates of future cash flows. See Notes 6 and 7 to our financial statements in Item 8 for more details on long-lived assets, intangible assets and goodwill.

The goodwill impairment testing is a two-step process and is performed by reporting unit in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Our reporting units are Semiconductor and Storage Systems. The first step requires comparing the fair value of each reporting unit to its net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the second step must be completed to measure the amount of impairment. The second step calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step 1. The implied fair value of goodwill determined in step 2 is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of each reporting unit, we rely solely on a discounted cash flow analysis. We do research and analyze peer multiples for comparison purposes, but we do not rely directly upon such data due to the lack of specific comparability between the peer companies and our reporting units. Instead we employ the peer multiple data as a general check on the results of our discounted cash flow analysis. The material assumptions used in performing the discounted cash flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions include expected near and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted average cost of capital for each reporting unit, with adjustments made to account for the relative risk of individual assets valued.

In the fourth quarters of 2008 and 2007, the economic conditions in the semiconductor industry deteriorated and our stock price declined, resulting in our market capitalization falling below our net book value. Additionally, in the fourth quarter of 2008, our revenues declined significantly from initial expectations amidst a global economic down turn.

During the fourth quarters of 2008 and 2007, the results of our analysis indicated that the carrying amounts of goodwill for our Semiconductor reporting unit were no longer recoverable under the first step of the test for impairment. We recognized goodwill impairment charges of $364.1 million and $2,019.9 million in the Semiconductor segment during 2008 and 2007, respectively, under the second step of the test for impairment. There was no impairment charge to goodwill in 2006. As of December 31, 2008, we had a remaining goodwill balance of $175.6 million associated with the Storage Systems segment. There is no remaining goodwill for the Semiconductor segment. Our next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2009 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of December 31, 2008, we had intangible assets of $890.0 million. For the years ended December 31, 2008 and 2007, we recognized other intangible asset impairment charges of $177.5 million and $1.6 million, respectively, in the Semiconductor segment.

Based upon market conditions in the semiconductor industry in 2008 and 2007, we assessed the recoverability of our other intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The assessment of recoverability was based on management's estimates of undiscounted projected future operating cash flows compared to the net book value of the other intangible assets. In cases where the net book value exceeded undiscounted projected future operating cash flows, an impairment existed. The impairment charge was measured as the difference between the net book value of the other intangible assets and the fair value of such assets. The fair value is determined using a discounted cash flow approach for each asset grouping.

Based on the assessment, we recorded intangible asset impairment charges of $177.5 million during the three months ended December 31, 2008, of which $98.1 million related to existing technology and $79.4 million related to customer relationships. In 2007, we recorded an impairment charge of $1.6 million which related primarily to existing technology.

Restructuring Reserves

We have recorded reserves/accruals for restructuring costs related to our restructuring of operations. The restructuring reserves include estimated payments to employees for severance, termination fees associated with leases and other contracts, decommissioning and selling costs associated with assets held for sale, and other costs related to the closure of facilities. Reserves are recorded when management has approved a plan to restructure operations and a liability has been incurred. The restructuring reserves are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded. For example, existing accruals for severance may be modified if employees are redeployed due to circumstances not foreseen when the original plans were initiated, accruals for outplacement services may not be fully utilized by former employees, and severance accruals could change for statutory reasons in countries outside the United States. Accruals for facility leases under which we ceased using the benefits conveyed to us under the lease may change if market conditions for subleases change or if we later negotiate a termination of the lease.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. We have recorded a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. See Note 13 to our financial statements in Item 8 for more details about our deferred tax assets and liabilities.

The calculation of our tax liabilities involves the application of complex tax rules and regulations in multiple jurisdictions throughout the world. Our tax liabilities include estimates for all income-related taxes that we believe are probable and that can be reasonably estimated. To the extent that our estimates are understated, additional charges to income tax expense would be recorded in the period in which we determine such understatement. If our income tax estimates are overstated, income tax benefits will be recognized when realized.

Retirement Benefits

Post-retirement assets and liabilities are our estimates of benefits that we expect to pay to eligible retirees. We consider various factors in determining our post-retirement group life asset, including the number of employees that we expect to receive benefits and other actuarial assumptions. Effective January 1, 2009, the post-retirement medical plans were terminated, and therefore that liability represents management's best estimate for medical claims from 2008. If the actual post-retirement benefits paid differ from our current estimate, we may be over- or under- accrued.

We also have pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003, and pension plans covering certain international employees. We consider various factors in determining our pension liability, including the number of employees that we expect to receive benefits, their salary levels and years of service, the expected return on plan assets, the discount rate used to determine the benefit obligation, the timing of the payment of benefits, and other actuarial assumptions. Effective April 6, 2009, the Company will freeze the U.S. management pension plan. If the actual results and events of our pension plan differ from our current assumptions, our benefit obligations may be over- or under- valued.

As a result of the acquisition of Agere, we re-measured the pension and post-retirement liabilities, and adopted FASB SFAS No. 158, or FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans," effective April 2, 2007. The key benefit plan assumptions are the discount rate and the expected rate of return on plan assets. These assumptions are discussed below for our U.S. retirement benefit plans. For our international plans, we chose assumptions specific to each country.

The discount rate we use is based on a cash flow analysis using the Citigroup Pension Discount Curve and the Citigroup Above Median Pension Discount Curve as of the measurement date. For the year ended December 31, 2008, the rate used to determine our net periodic benefit cost was 6.5%. The discount rate used to determine the benefit obligation as of December 31, 2008 was 6.5%.

For the year ended December 31, 2007, we used two discount rates to determine our net periodic benefit cost for our management plans since we were required to re-measure our post-retirement plans due to a curtailment. The rates used prior to and after the curtailment effect taken in the fourth quarter of 2007 were 6.00%, and 6.25%, respectively. The rate used to determine our net periodic benefit cost for our represented plans and our non-qualified pension plan was 6.00%. The discount rate used to determine the benefit obligation as of December 31, 2007 was 6.50%.

We base our salary increase assumptions on historical experience and future expectations. The expected rate of return for our retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid. In developing the expected rate of return, we consider long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocation between debt and equity securities. The weighted average investment portfolio allocation for our U.S. management and represented pension plans as of December 31, 2008 was 48% in equity and 52% in debt investments as compared to the target investment portfolio allocation of 53% equity and 47% debt. The portfolio's equity weighting is consistent with the long-term nature of the plans' benefit obligations. For 2008, we used an expected rate of return on plan assets of 8.25% and 8.00% for the management and represented pension plans, respectively, consistent with the target investment portfolio allocation. The actual loss on our pension assets during 2008 was $252.1 million, with the losses smoothed over the next five years through the return on assets assumption using the market related value of assets ("MRVA"), with those not yet recognized through MRVA amortized under current accounting rules for recognizing asset and liability gains and losses. For our U.S. post-retirement benefit plans, we used a weighted-average long-term rate of return on assets of 7.75%.

The weighted average investment portfolio allocation for our U.S. management and represented pension plans as of December 31, 2007 was 53% in equity and 47% in debt investments as compared to the target investment portfolio allocation of 53% equity and 47% debt. For 2007, we used an expected rate of return on plan assets of 8.25% and 8.00% for the management and represented pension plans, respectively, consistent with the target investment portfolio allocation. For our U.S. post-retirement benefit plans, we used a weighted-average long-term rate of return on assets of 7.75%.

Actuarial assumptions are based on our best estimates and judgment. Material changes may occur in retirement benefit costs in the future if these assumptions differ from actual events or experience. We performed a sensitivity analysis on the discount rate, which is the key assumption in calculating the pension and post-retirement benefit obligations. For the year ended December 31, 2008, each change of 25 basis points in the discount rate assumption would have an estimated $0.8 million impact on annual net retirement benefit costs and a $31.0 million impact on benefit obligations. Each change of 25 basis points in the expected rate of return assumption would have an estimated $2.6 million annual impact on net retirement benefit costs.

For the year ended December 31, 2007, each change of 25 basis points in the discount rate assumption would have an estimated $0.6 million impact on annual net retirement benefit costs and a $36.0 million impact on benefit obligations. Each change of 25 basis points in the expected rate of return assumption would have an estimated $2.7 million annual impact on net retirement benefit costs.

RECENT ACCOUNTING PRONOUNCEMENTS

The information contained in Note 1 to our financial statements in Part II, Item 8 under the heading "Recent Accounting Pronouncements" is incorporated by reference into this Part II, Item 7.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Sensitivity

A 10% weighted-average worldwide interest rate movement affecting our fixed and floating rate financial instruments as of December 31, 2008 and 2007, including investments and debt obligations, would not have had a significant effect on our financial position, results of operations and cash flows over the next fiscal year, assuming that the debt and investment balances remained consistent.

With the objective of protecting our cash flows and earnings from the impact of fluctuations in interest rates, while minimizing the cost of capital, we may enter into interest rate swaps. As of December 31, 2008, there were no interest rate swaps outstanding.

Foreign Currency Exchange Risk

We have foreign subsidiaries that operate and sell our products in various global markets. As a result, our cash flows and earnings are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through operational strategies and financial market instruments. We use various hedge instruments, primarily forward contracts with maturities of twelve months or less and currency option contracts, to manage our exposure associated with net asset and liability positions and cash flows denominated in non-functional currencies. We did not enter into derivative financial instruments for trading purposes during 2008 and 2007.

Based on our overall currency rate exposures at December 31, 2008, including derivative financial instruments and non-functional currency-denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. In 2007, a near-term 10% appreciation or depreciation of the U.S. dollar would also not have had a significant effect.

Equity Price Risk

We have investments in available-for-sale equity securities included in long-term assets. The fair values of these investments are sensitive to equity price changes. Changes in the value of these investments are ordinarily recorded through accumulated comprehensive income. The increase or decrease in the fair value of the investments would affect our results of operations to the extent that the investments were sold or that declines in value were concluded by management to be other than temporary.

If the prices of our available-for-sale equity securities were to increase or decrease 10% from their fair values as of December 31, 2008, it would increase or decrease the investment values by $0.1 million. As of December 31, 2007, a 10% increase or decrease in fair values would have increased or decreased the investment values by $0.2 million. We do not use any derivatives to hedge the fair value of our marketable available-for-sale equity securities.

Credit and Market Liquidity Risks

As of December 31, 2008, we had investments in money market mutual funds of $664.1 million and available-for-sale debt securities of $297.3 million. These securities are classified as available-for-sale under the guidance of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and accordingly are recorded at fair market value in cash and cash equivalents or short-term investments with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of applicable taxes.

These investments expose us to credit risk, or the risk of loss should the issuer of the debt securities held in our portfolio or by the money market mutual funds we invest in be unable to meet their financial obligations under those securities. Our available-for-sale debt securities at December 31, 2008 included $184.5 million of asset-backed and mortgage-backed securities, of which $148.5 million are issued by agencies of the U.S. government. We diversify our investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund.

We are also exposed to market liquidity risk. This is the risk that the demand for securities in the market becomes significantly lower than normal or ceases to exist. The U.S. government has recently instituted several programs to restore market liquidity such as money market guarantees, The Commercial Paper Funding Facility, and the Troubled Asset Relief Program. However, access to our funds could be limited in some cases and some money market funds could limit redemptions for a period of time. The impact of market liquidity risk on our investments is that we may be unable to sell our investments in a timely manner should we need to, or if we are able to sell them, the sale price of the investments may be lower than we expect.

Credit and market liquidity risks could impact our results of operations to the extent we incur a loss or if management determines that changes in prices of available-for-sale debt securities are other than temporary.

LSI Corporation

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 829,301	$ 1,021,569
Short-term investments	289,841	376,028
Accounts receivable, less allowances of $9,627 and $10,192	303,971	406,368
Inventories	220,535	240,842
Prepaid expenses and other current assets	155,814	147,751
Total current assets	1,799,462	2,192,558
Property and equipment, net	235,963	229,732
Other intangible assets, net	889,995	1,225,196
Goodwill	175,624	499,551
Other assets	243,150	249,353
Total assets	$ 3,344,194	$ 4,396,390
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 201,035	$ 329,444
Accrued salaries, wages and benefits	114,730	118,990
Other accrued liabilities	233,157	298,343
Income taxes payable	3,504	15,679
Current portion of long-term debt	245,107	—
Total current liabilities	797,533	762,456
Long-term debt	350,000	717,967
Pension, post-retirement and other benefits	451,079	137,543
Income taxes payable — non-current	193,590	185,036
Other non-current liabilities	111,070	108,143
Total long-term obligations and other liabilities	1,105,739	1,148,689
Commitments and contingencies (Note 15)		
Minority interest in subsidiary	—	249
Stockholders' equity:		
Preferred shares; $.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock; $.01 par value; 1,300,000 shares authorized; 648,132 and 680,595 shares outstanding	6,481	6,806
Additional paid-in capital	6,058,786	6,152,421
Accumulated deficit	(4,360,775)	(3,738,522)
Accumulated other comprehensive income	(263,570)	64,291
Total stockholders' equity	1,440,922	2,484,996
Total liabilities and stockholders' equity	$ 3,344,194	$ 4,396,390

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Operations

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Revenues	$2,677,077	$ 2,603,643	$1,982,148
Cost of revenues	1,608,108	1,699,785	1,158,983
Gross profit	1,068,969	903,858	823,165
Research and development	672,511	655,224	413,432
Selling, general and administrative	406,875	381,409	255,569
Restructuring of operations and other items, net	43,717	148,121	(8,427)
Goodwill and intangible asset impairment charges	541,586	2,021,463	—
Acquired in-process research and development	—	188,872	4,284
(Loss)/income from operations	(595,720)	(2,491,231)	158,307
Interest expense	(34,943)	(31,020)	(24,263)
Interest income and other, net	36,110	46,762	51,277
(Loss)/income before income taxes and minority interest	(594,553)	(2,475,489)	185,321
Provision for income taxes	27,700	11,326	15,682
(Loss)/income before minority interest	(622,253)	(2,486,815)	169,639
Minority interest in net income of subsidiary	—	4	1
Net (loss)/income	$ (622,253)	$(2,486,819)	$ 169,638
Net (loss)/income per share:			
Basic	$ (0.96)	$ (3.87)	$ 0.43
Diluted	$ (0.96)	$ (3.87)	$ 0.42
Shares used in computing per share amounts:			
Basic	647,953	641,823	398,551
Diluted	647,953	641,823	405,163

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	(In thousands)						
Balances at December 31, 2005	394,015	$ 3,940	$3,010,166	$(14,064)	$(1,389,944)	$ 17,852	$ 1,627,950
Net income					169,638		
Change in foreign currency translation adjustments						276	
Change in unrealized loss on available-for-sale securities						(8,299)	
Total comprehensive income							161,615
Adoption of FAS 123R — reclassification of deferred stock compensation			(14,064)	14,064			—
Tax effect of FAS 123R on foreign entities			129				129
Issuance to employees under stock option and purchase plans	8,944	90	60,923				61,013
Issuance of common stock pursuant to restricted stock awards, net	721	7	(3,250)				(3,243)
Stock-based compensation related to employee stock options			31,338				31,338
Stock-based compensation related to employee stock purchases			10,842				10,842
Stock-based compensation related to restricted shares			6,094				6,094
Balances at December 31, 2006	403,680	4,037	3,102,178	—	(1,220,306)	9,829	1,895,738
Net loss					(2,486,819)		
Cumulative effect adjustment to accumulated deficit with respect to the adoption of FIN 48					(27,193)		
Adoption of EITF 06-02 — sabbatical leave					(4,204)		
Change in foreign currency translation adjustments						6,982	
Change in unrealized gain on available-for-sale securities, net of tax $197						5,682	
Actuarial gain on pension and post-retirement plan, net of tax $26,122						41,798	
Total comprehensive loss							(2,463,754)
Issuance of common stock in connection with Agere merger	368,002	3,680	3,641,384				3,645,064
Agere restricted stock units & options vested as of acquisition date			50,158				50,158
Repurchase of shares	(102,642)	(1,026)	(769,726)				(770,752)
Issuance to employees under stock option and purchase plans	7,176	71	46,238				46,309
Issuance of common stock pursuant to restricted stock awards, net	4,379	44	(11,869)				(11,825)
Stock-based compensation related to employee stock options			47,127				47,127
Stock-based compensation related to employee stock purchase plan			11,757				11,757
Stock-based compensation related to restricted shares			35,174				35,174
Balances at December 31, 2007	680,595	6,806	6,152,421	—	(3,738,522)	64,291	2,484,996
Net loss					(622,253)		
Change in foreign currency translation adjustments						20,824	
Change in unrealized gain on available-for-sale securities, net of tax $1,288						852	
Unrealized loss on cash-flow hedges, net of tax $0						(905)	
Actuarial loss on pension and post-retirement plan, net of tax $0						(357,957)	
Amortization of prior service cost and net actuarial gain or (loss) included in net periodic benefit credit						9,325	
Total comprehensive loss							(950,114)
Repurchase of shares	(44,611)	(446)	(228,978)				(229,424)
Issuance to employees under stock option and purchase plans	9,403	94	42,834				42,928
Issuance of common stock pursuant to restricted stock awards, net	2,745	27	(6,022)				(5,995)
Stock-based compensation related to employee stock options			55,037				55,037
Stock-based compensation related to employee stock purchase plan			8,473				8,473
Stock-based compensation related to restricted shares			35,021				35,021
Balances at December 31, 2008	648,132	$ 6,481	$6,058,786	$ —	$(4,360,775)	$(263,570)	$ 1,440,922

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Operating activities:			
Net (loss)/income	$ (622,253)	$(2,486,819)	$ 169,638
Adjustments:			
Depreciation and amortization	324,223	278,542	82,263
Stock-based compensation expense	72,283	77,267	47,049
Non-cash restructuring and other items	(4,215)	98,909	(713)
Goodwill and intangible impairment charges	541,586	2,021,463	—
Acquired in-process research and development	—	188,872	4,284
Gain on repurchase of convertible subordinated notes	(3,178)	—	—
Gain on sale of intellectual property	—	—	(15,000)
Gain on sale of Gresham manufacturing facility and associated intellectual property	—	—	(12,553)
Write-off of intangible assets acquired in a purchase business combination	—	—	3,325
Write-down of debt and equity securities/(gain) on sale of equity securities	15,273	2,396	(6,727)
Gain on sale of property and equipment, including assets held-for-sale	(123)	(9,399)	(252)
Non-cash foreign exchange loss/(gain)	25,469	4,207	(1,089)
Changes in deferred tax assets and liabilities	10,027	(3,619)	(98)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:			
Accounts receivable, net	102,386	174,962	(24,617)
Inventories	20,307	74,708	(18,062)
Prepaid expenses and other assets	52,024	21,557	(24,858)
Accounts payable	(130,129)	(39,162)	23,338
Accrued and other liabilities	(125,628)	(108,885)	21,223
Net cash provided by operating activities	278,052	294,999	247,151
Investing activities:			
Purchase of debt securities available-for-sale	(190,548)	(303,407)	(603,624)
Proceeds from maturities and sales of debt securities available-for-sale	240,157	616,224	595,135
Purchases of equity securities	(8,500)	(10,500)	(8,150)
Proceeds from sales of equity securities	—	—	11,876
Purchases of property, equipment and software	(134,589)	(102,823)	(58,671)
Proceeds from sale of property and equipment	13,674	16,166	118
Cash acquired from acquisition of Agere, net of acquisition costs	—	517,712	—
Acquisitions of other businesses and companies, net of cash acquired	(95,137)	(132,830)	(55,328)
Proceeds from sale of Consumer Products Group	—	22,555	—
Proceeds from sale of Mobility Products Group, net of transaction costs	—	445,500	—
Proceeds from sale of semiconductor operations in Thailand, net of transaction costs	—	49,600	—
Proceeds from sale of intellectual property	—	—	22,670
Proceeds from sale of Fort Collins facility	—	—	10,998
Proceeds from sale of Colorado Springs facility	—	—	7,029
Proceeds from sale of Gresham manufacturing facility	—	—	96,426
Proceeds from sale of intellectual property associated with the Gresham manufacturing facility	—	—	5,100
Proceeds from maturity of notes receivable associated with sale of semiconductor operations in Thailand	20,000	—	—
Increase in non-current assets and deposits	(13,300)	—	—
Proceeds received from the resolution of a pre-acquisition income tax contingency	4,821	3,230	2,282
Net cash (used in)/provided by investing activities	(163,422)	1,121,427	25,861
Financing activities:			
Repurchase of convertible subordinated notes	(116,636)	—	—
Repayment of debt obligations	—	—	(271,848)
Issuances of common stock	42,928	46,280	61,014
Purchase of minority interest in subsidiary	(70)	—	—
Purchase of common stock under repurchase programs	(229,231)	(770,752)	—
Net cash used in financing activities	(303,009)	(724,472)	(210,834)
Effect of exchange rate changes on cash and cash equivalents	(3,889)	1,815	973
(Decrease)/increase in cash and cash equivalents	(192,268)	693,769	63,151
Cash and cash equivalents at beginning of year	1,021,569	327,800	264,649
Cash and cash equivalents at end of year	$ 829,301	$ 1,021,569	$ 327,800

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Nature of the Business: LSI Corporation ("LSI" or the "Company") designs, develops and markets complex, high-performance semiconductors and storage systems. The Company provides silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. The Company offers a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, high-speed communication systems, computer servers, storage systems, and personal computers. The Company also offers external storage systems and host adapter boards and software applications for attaching storage devices to computer servers and for storage area networks.

The Company operates in two reportable segments — the Semiconductor segment and the Storage Systems segment. For the Semiconductor segment, the Company sells its integrated circuits for storage applications to makers of hard disk drives and computer servers. The Company sells its integrated circuits for networking applications principally to makers of devices used in computer and communications networks and, to a lesser extent, to makers of personal computers. For the Storage Systems segment, the Company sells its storage systems, host adapter boards and software applications for attaching storage devices to computer servers and for storage area networks to original equipment manufactures, or OEMs, who resell those products to end customers under their own brand name. The Company also generates revenue by licensing other entities to use its intellectual property.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

On April 2, 2007, the Company acquired Agere Systems Inc. ("Agere") through the merger of Agere and a subsidiary of the Company.

Minority interest in a subsidiary represents the minority stockholders' proportionate share of the net assets and the results of operations for a majority-owned subsidiary in Japan. As of December 31, 2007, the Company owned approximately 99.84% of the Japanese subsidiary. During 2008, the Company purchased all the minority interest. As of December 31, 2008, the Company owned 100% of the Japanese subsidiary.

Where the functional currency of the Company's foreign subsidiaries is the local currency, all assets and liabilities are translated into U.S. dollars at the current rates of exchange as of the balance sheet date, and revenues and expenses are translated using weighted average rates prevailing during the period. Accounts and transactions denominated in foreign currencies have been re-measured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other, net. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

Amortization of intangibles, which was previously reported as a separate component of operating expenses, has been reclassified to cost of revenues for the year ended December 31, 2006 to conform to the current year presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from these estimates.

Acquisitions: The estimated fair value of acquired assets and assumed liabilities and the results of operations of purchased businesses are included in the Company's consolidated financial statements from the effective date of the purchase. The total purchase price is allocated to the estimated fair value of assets acquired and liabilities assumed based on management estimates. The purchase price includes direct acquisition costs consisting of investment banking, legal and accounting fees.

Revenue Recognition: The majority of the Company's product revenues are recognized upon shipment, when persuasive evidence of a sales arrangement exists, the price is fixed or determinable, the title has transferred and collection of resulting receivables is reasonably assured (or probable in the case of software). Standard products sold to distributors are subject to specific rights of return, and revenue recognition is deferred until the distributor sells the product to a third party. Revenues from the licensing of the Company's intellectual property are recognized when the significant contractual obligations have been fulfilled. Royalty revenues are recognized upon the sale of products subject to royalties. All amounts billed to a customer related to shipping and handling are classified as revenues, while all costs incurred by the Company for shipping and handling are classified as cost of revenues. Consideration given to customers, when offered, is primarily in the form of discounts and rebates, and is accounted for as a reduction to revenues in the period the related sale is made. Reserves for estimated sales returns are established based on historical returns experience. The Company has substantial historical experience to form a basis for estimating returns when products are shipped.

In arrangements where software is more than incidental to the arrangement as a whole, which includes a combination of the Company's hardware and premium software products that are also sold separately, the Company follows the guidance in Emerging Issues Task Force ("EITF") Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" and accounts for the entire arrangement as a sale of software and software-related items because the software is essential to the functionality of the hardware, as the software provides the majority of the value-added features and differentiated performance of the Company's products.

Sales arrangements that include a combination of storage systems hardware, software and/or services are multiple element arrangements. Revenues from multiple element arrangements that include software that is more than incidental to the product being sold and that include a combination of storage systems hardware, premium software, services and post-contract customer support, are allocated to the separate elements based on relative fair values, which are determined based on the prices when the items are sold separately.

Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing net income/(loss) available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted income/(loss) per share is computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period using the treasury-stock method for outstanding stock options and restricted stock awards and the if-converted method for convertible notes. Under the treasury stock method, the amount the employee must pay for exercising stock options and employee stock purchase rights, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

The following table sets forth a reconciliation of the numerators and denominators used in the computation of basic and diluted per share amounts:

	Year Ended December 31,								
	2008			2007			2006		
	(Loss)*	Shares+	Per-Share Amount	(Loss)*	Shares+	Per-Share Amount	Income*	Shares+	Per-Share Amount
	(In thousands except per share amounts)								
Basic (loss)/income per share:									
Net (loss)/income available to common stockholders	$(622,253)	647,953	$(0.96)	$(2,486,819)	641,823	$(3.87)	$169,638	398,551	$0.43
Stock options, employee stock purchase rights and restricted stock unit awards	—	—	—	—	—	—	—	6,612	—
Diluted (loss)/income per share:									
Net (loss)/income available to common stockholders	$(622,253)	647,953	$(0.96)	$(2,486,819)	641,823	$(3.87)	$169,638	405,163	$0.42

* Numerator

+ Denominator

Weighted average options to purchase 86,798,304, 93,011,016 and 45,379,128 shares were excluded from the computation of diluted shares for the years ended December 31, 2008, 2007 and 2006, respectively, because of their antidilutive effect on net (loss)/income per share.

For the years ended December 31, 2008, 2007 and 2006, 48,406,774, 43,810,596 and 34,676,681, respectively, weighted average potentially dilutive shares associated with convertible notes were excluded from the calculation of diluted shares because of their antidilutive effect on net income or (loss) per share.

Stock-Based Compensation Expense: On January 1, 2006, the Company adopted FAS 123R, using the modified prospective transition method. In accordance with this transition method, the Company began recognizing compensation expense for all share-based awards granted after January 1, 2006 plus unvested awards granted on or prior to January 1, 2006. The estimated fair value of the equity-based awards, less expected forfeitures, is amortized over the awards' vesting period on a straight-line basis. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. If factors change and the Company employs different assumptions, stock-based compensation expense may differ significantly from what the Company has recorded in prior years.

Advertising: Advertising costs are charged to expense in the period incurred. Advertising expense was $4.1 million, $8.1 million and $5.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Sales and Value-Added Taxes: Taxes collected from customers and remitted to governmental authorities are presented on a net basis in the Company's statements of operations.

Cash Equivalents: All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents. Cash equivalents are reported at amortized cost plus accrued interest.

Accounts Receivable and Allowance for Doubtful Accounts: Trade receivables are reported in the balance sheet reduced by an allowance for doubtful accounts reflecting estimated losses resulting from receivables not considered to be collectible. The allowance for doubtful accounts is estimated by evaluating customers' payment history and credit worthiness as well as current economic and market trends.

Investments: Available-for-sale investments include marketable short-term investments and long-term investments in marketable shares of technology companies. Short-term investments in marketable debt securities are reported at fair value and include all debt securities regardless of their maturity dates. Long-term investments in marketable equity securities are reported at fair value. Unrealized gains and losses on marketable debt and equity securities, net of related tax, are recorded as a separate component of comprehensive income in stockholders' equity until realized. The investments in long-term non-marketable equity securities are recorded at cost and consist primarily of non-marketable common and preferred stock of various technology companies. Gains and losses on securities sold are determined based on the specific identification method and are included in interest income and other, net, in the statements of operations. The Company does not hold any of these securities for speculative or trading purposes.

For all investment securities, unrealized losses that are considered to be other than temporary are considered impairment losses and recognized as a component of interest income and other, net, in the statements of operations. For all investments in debt and equity securities, unrealized losses are evaluated to determine if they are other than temporary. In order to determine if an impairment has occurred for marketable debt securities, the Company monitors the credit quality, performance of underlying collateral for asset and mortgage backed securities, as well as the severity and duration of the unrealized loss. In order to determine if an impairment has occurred for equity securities, the Company reviews the financial performance and outlook of each investee and industry performance. For marketable equity securities, impairment losses are measured using the closing trading prices of the marketable securities on the date management determined that the investments were impaired. For non-marketable equity securities, impairment losses are generally measured by using pricing in current rounds of financing. The fair values of the Company's non-marketable equity investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the investment.

Inventories: Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis for raw materials, work-in-process and finished goods. Inventory provisions are established when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Inventory provisions are established for excess inventory generally based on inventory levels in excess of 12 months of demand, as judged by management, for each specific product. When inventory is written down, a new cost basis is established.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization for property and equipment are calculated based on the straight-line method over the estimated useful lives of the assets as presented below:

Buildings and improvements	20-40 years
Equipment	3-5 years
Furniture and fixtures	5 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the related leases or the estimated useful lives of the improvements. While the majority of the Company's equipment is depreciated over a three- to five-year period, some tools are being depreciated over a seven-year period.

Software: The Company capitalizes both purchased software and software development costs. Purchased software primarily includes software and external consulting fees related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software projects are amortized over the estimated useful lives of the projects, typically a two- to five-year period. Development costs for software that will be sold to customers and/or embedded in certain hardware products are capitalized beginning when a product's technological feasibility has been established. Prior to the establishment of technological feasibility, software development costs are expensed as research and development. Capitalized development costs are amortized on a straight-line basis to cost of revenues when software is ready for general release to customers over the estimated useful life of the product, typically an 18- to 36-month period. Software amortization totaling \$25.8 million, \$19.1 million and \$13.8 million was included in the Company's results of operations for the years ended December 31, 2008, 2007 and 2006, respectively. On a quarterly basis, the Company assesses the realizability of each software product. The amount by which the unamortized capitalized software development costs exceed the estimated net realizable value is written off immediately.

Impairment of Long-Lived Assets: The Company evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. When assets are removed from operations and held for sale, the impairment loss is estimated as the excess of the carrying value of the assets over their fair value.

Goodwill: The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's two reporting units are Semiconductor and Storage Systems. Impairment, if any, would be determined based on an implied fair value model for determining the carrying value of goodwill. The impairment test is a two-step process. The first step requires comparing the fair value of each reporting unit to its net book value. The Company uses management estimates of future cash flows to perform the first step of the goodwill impairment test. Management's estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses and industry trends. The second step is only performed if impairment is indicated after the first step is performed, which involves measuring the actual impairment to goodwill.

Fair Value Disclosures of Financial Instruments: The Company determines the estimated fair value of financial instruments using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The fair value of investments, derivative instruments and convertible debt are based on market data. Carrying amounts of accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

Derivative Instruments: All of the Company's derivative instruments are recognized as assets or liabilities in the statement of financial position and measured at fair value. On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability ("fair-value" hedge), as a hedge of the variability of cash flows to be received or paid ("cash-flow" hedge), or as a foreign-currency hedge. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Effective changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income until earnings are affected by the variability of the cash flows. Changes in the fair value of derivatives that are highly effective and are designated and qualify as a foreign-currency hedge are recorded in either current period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in a foreign currency) or a cash-flow hedge (e.g., a foreign-currency-denominated forecasted transaction).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items. If it were to be determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company would discontinue hedge accounting prospectively.

The Company would discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is no longer designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as a highly effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When a fair value hedge on an interest-bearing financial instrument (such as an interest rate swap) is cancelled and hedge accounting is discontinued, the hedged item is no longer adjusted for changes in its fair value, and the remaining asset or liability will be amortized to earnings over the remaining life of the hedged item. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was previously recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current period earnings.

Concentration of Credit Risk of Financial Instruments: Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. The Company diversifies its investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund. A majority of the Company's trade receivables are derived from sales to large multinational computer, communication, networking and storage manufacturers, with the remainder distributed across other industries. As of December 31, 2008, two customers accounted for 19% and 14% of trade receivables and as of December 31, 2007, two customers accounted for 25% and 14% of trade receivables. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been significant.

Product Warranties: The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of one to five years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Litigation and Settlement Costs: The Company is involved in legal actions arising in the ordinary course of business. The Company records an estimated loss for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the amount of loss can be reasonably estimated.

Income Taxes: The calculation of the Company's tax provision involves the application of complex tax rules and regulations within multiple jurisdictions throughout the world. The Company's tax liabilities include estimates for all income-related taxes that the Company believes are probable and that can be reasonably estimated. To the extent that the Company's estimates are understated, additional charges to the provision for income taxes would be recorded in the period in which the Company determines such understatement. If the Company's income tax estimates are overstated, income tax benefits will be recognized when realized.

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. The Company uses the flow-through method to account for investment tax credits. Under this method, the credits are recognized as a reduction of income tax expense in the year the credit is utilized.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 ("FAS 157"), "Fair Value Measurements". FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurements. The adoption of FAS 157 for financial assets and financial liabilities, effective January 1, 2008, had no material impact on the Company's results of operations or financial position. See "Note 12: Fair Value Measurements" for further details on our fair value measurements In February 2008, the FASB issued Staff Position ("FSP") 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of FAS 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of FAS 157 for non-financial assets and non-financial liabilities on its results of operations and financial position. In

October 2008, the FASB issued FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active," which amends FAS 157 by incorporating "an example to illustrate key considerations in determining the fair value of a financial asset" in an inactive market. FSP 157-3 is effective upon issuance and should be applied to prior periods for which financial statements have not been issued. The adoption of FSP 157-3, effective October 2008, had no impact on the Company's results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) ("FAS 141(R)"), "Business Combinations." FAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in an acquiree and the goodwill acquired in an acquisition. FAS 141(R) also establishes disclosure requirements to evaluate the nature and financial effects of a business combination. FAS 141(R) is effective prospectively for fiscal years beginning on or after December 15, 2008. The adoption of FAS 141(R) will change the Company's accounting treatment for business combinations on a prospective basis beginning January 1, 2009.

In March 2008, the FASB issued SFAS No. 161 ("FAS 161"), "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." FAS 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity's derivative instruments and hedging activities. FAS 161 is effective for fiscal years beginning after November 15, 2008. The adoption of FAS 161 will require the Company to provide additional disclosures about derivative instruments and hedging activities beginning January 1, 2009.

In May 2008, the FASB issued SFAS No. 162 ("FAS 162"), "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement will be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of FAS 162 is not expected to have a significant impact on the Company's results of operations and financial position.

In November 2008, the FASB Emerging Issues Task Force ("EITF") issued EITF Issue No. 08-6 ("EITF 08-06"), "Equity Method Investment Accounting Considerations." EITF 08-6 address questions that have arisen about the application of the equity method of accounting for investments after the effective date of both FAS 141(R), "Business Combinations", and SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The adoption of FAS 162 is not expected to have a significant impact on the Company's results of operations and financial position.

Note 2 — Restructuring and Other Items

2008

The Company recorded a charge of $43.7 million in restructuring of operations and other items, net, for the year ended December 31, 2008, consisting of $35.5 million in charges for restructuring of operations and $8.2 million in charges for other items. A charge of $41.1 million was recorded in the Semiconductor segment and a charge of $2.6 million was recorded in the Storage Systems segment.

Restructuring and Impairment of Long-lived Assets:

The $35.5 million restructuring charges included a charge of $5.6 million related to the Agere merger. See further discussion under "Restructuring Actions Associated with the Agere Merger" below.

The remaining $29.9 million in charges primarily resulted from the following:

- A charge of $22.6 million for severance and termination benefits for employees, primarily related to a reduction in force and broad-based reorganization that was announced in January 2009;

- A charge of $9.0 million for lease termination costs, which included $7.0 million primarily for U.S. lease termination costs and a $2.0 million charge primarily for the change in time value of accruals for previously accrued facility lease exit costs; and

- A gain of $2.0 million for the sale of land in Gresham, Oregon.

The following table sets forth the Company's restructuring reserves as of December 31, 2008, other than reserves related to restructuring actions associated with the Agere merger, which are included in other accrued liabilities and other non-current liabilities in the balance sheet, and activities affecting the accruals during the year ended December 31, 2008:

	Balance at December 31, 2007	Restructuring (Income)/Expense 2008	Utilized During 2008	Balance at December 31, 2008
		(In thousands)		
Write-down of excess assets and other liabilities(a)	$ 225	$ (1,740)	$ 1,598	$ 83
Lease terminations(b)	23,318	8,946	(13,997)	18,267
Payments to employees for severance(c)	24,817	22,645	(21,781)	25,681
Total	$48,360	$29,851	$(34,180)	$44,031

(a) The amount utilized includes a gain from the sale of land in Gresham, Oregon.

(b) The amount utilized represents cash payments. The balance remaining for real estate lease terminations is expected to be paid during the remaining terms of the leases, which extend through 2011.

(c) The amount utilized includes $6.6 million related to stock grants exercised or expired. The majority of the balance remaining for severance is expected to be paid by the end of 2009.

Restructuring Actions Associated with the Agere Merger:

In connection with the Agere merger, management restructured Agere's operations to eliminate certain duplicative activities, reduce cost structure and better align product and operating expenses with existing general economic conditions. Agere restructuring costs were accounted for as liabilities assumed as part of the purchase business combination as of April 2, 2007 in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." Adjustments to the initial restructuring cost estimates made before December 31, 2007 were recorded as an offset to goodwill and to restructuring expense thereafter.

The Company recorded a charge of $5.6 million related to other restructuring actions, consisting of the following:

- A net charge of $5.4 million for lease termination costs, which included $2.3 million for the change in time value of accruals for previously accrued facility lease exit costs and $3.1 million for changes in sublease assumptions for previously accrued lease exit costs;

- A charge of $2.8 million for severance and termination benefits for employees primarily related to a change in severance estimates; and

- A credit of $2.6 million primarily related to a gain from the sale of assets held for sale in Singapore.

The following table sets forth the Company's restructuring reserves related to the Agere merger as of December 31, 2008, which are included in other accrued liabilities and other non-current liabilities in the balance sheets, and the activities affecting the accruals during the year ended December 31, 2008:

	Balance at December 31, 2007	Changes in Estimates During 2008	Utilized During 2008	Balance at December 31, 2008
		(In thousands)		
Lease terminations(a)	$33,439	$ 5,436	$(12,587)	$26,288
Payments to employees for severance(b)	18,926	2,756	(20,974)	708
Stock compensation charges in accordance with FAS 123R(c)	20,860	—	(19,218)	1,642
Write-down of excess assets and other liabilities(d)	—	(2,569)	2,569	—
Total	$73,225	$ 5,623	$(50,210)	$28,638

(a) The amount utilized includes $0.8 million for write-off of leasehold improvements and the remaining utilized amount represents cash payments. The balance remaining for real estate lease terminations is expected to be paid during the remaining terms of these contracts, which extend through 2013.

(b) The amount utilized represents cash severance payments to employees. The majority of the balance remaining for severance is expected to be paid by the end of 2009.

(c) The amount utilized represents stock grants exercised or expired. The balance is expected to be utilized by the end of 2009.

(d) The amount includes a gain on the sale of assets in Singapore.

Other Items:

The Company recorded a net charge of $8.2 million related to other items for the year ended December 31, 2008. The charge includes $12.5 million for the settlement of a legal proceeding offset primarily by curtailment gains resulting from the pension plan freeze effective April 6, 2009 and termination of the post-retirement medical plans.

Assets held for sale:

Assets held for sale are included as a component of prepaid expenses and other current assets in the balance sheet as of December 31, 2008 and 2007. Assets held for sale of $17.3 million as of December 31, 2008 primarily included $16.8 million related to land in Gresham, Oregon. Assets held for sale of $26.1 million as of December 31, 2007 included $17.7 million related to land in Gresham, Oregon, $6.8 million related to semiconductor assembly and test facilities in Singapore and $0.9 million related to land in Colorado.

Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell and are not depreciated. The Company reassesses the ability to realize the carrying value of these assets at the end of each reporting period until the assets are sold or otherwise disposed of and, therefore, additional adjustments may be necessary.

2007

The Company recorded a charge of $148.1 million in restructuring of operations and other items, net, for the year ended December 31, 2007, consisting of $142.9 million in charges for restructuring of operations and a charge of $5.2 million for other items. A charge of $143.4 million was recorded in the Semiconductor segment and a charge of $4.7 million was recorded in the Storage Systems segment.

Restructuring and impairment of long-lived assets:

The $142.9 million in restructuring charges were the result of the following actions in 2007:

Sale of the Mobility Products Group:

On October 24, 2007, the Company completed the sale of its Mobility Products Group ("MPG"), to Infineon for $450 million in cash, plus a potential performance-based payment in the first quarter of 2009, which we do not expect to receive. The MPG designed semiconductors and software for cellular telephone handsets and complete chip-level solutions for satellite digital audio radio applications. The Company is obligated to provide operational handling services to Infineon until October 2011 and is leasing space in its Allentown, Pennsylvania facility to Infineon. The facility lease is for a term of 36 months. Infineon pays LSI fair market value for such space rental.

A charge of $95.4 million related to the sale of the MPG consisted of the following:

- A charge of $17.7 million for the difference between the proceeds of $450.0 million received and the $467.7 million net book value of MPG at closing;
- A charge of $27.5 million for future credits the buyer was expected to receive from the Company on purchases of finished goods inventory;
- A charge of $21.8 million for post-closing inventory pricing benefits the buyer was expected to receive for products manufactured at Silicon Manufacturing Partners Pte. Ltd. ("SMP"), a joint venture LSI has with Chartered Semiconductor Manufacturing Ltd. ("Chartered Semiconductor");
- A charge of $14.4 million for the acceleration of stock awards previously granted to MPG employees whose positions were to be eliminated as part of the sale of MPG; and
- A charge of $4.5 million for Mobility-related lease termination costs not assumed by the buyer, a $4.5 million charge for estimated transaction costs, a $3.2 million charge for severance and termination benefits for employees and a charge of $1.8 million for the write-off of MPG fixed assets not acquired by the buyer.

Sale of the Consumer Products Group:

On July 27, 2007, the Company completed the sale of its Consumer Products Group ("CPG" or "Consumer Group"), to Magnum Semiconductor for approximately $22.6 million in cash, plus a promissory note for $18 million due in 2010 and a warrant to purchase preferred shares of Magnum Semiconductor stock.

A charge of $14.0 million related to the sale of the Consumer Group consisted of the following:

- A credit of $1.3 million for the difference between the $22.6 million received and the $21.3 million net book value of the assets as of the date the transaction closed;
- A $12.8 million charge for severance and termination benefits for employees; and
- A $2.5 million charge related to facility lease termination costs not assumed by the buyer.

Sale of Thailand Semiconductor Assembly and Test Operations:

On October 2, 2007, the Company completed the sale of its semiconductor assembly and test operations in Thailand to STATS ChipPAC Ltd. ("STATS ChipPAC") for approximately $100 million, with $50 million due upon closing and a $50 million note payable over four years. As of December 31, 2008, the note payable balance was $30 million. STATS ChipPAC offered employment to substantially all of the LSI manufacturing employees associated with the facility. The Company also entered into additional agreements with STATS ChipPAC, including a multi-year wafer assembly and test agreement and a transition services agreement.

Under the terms of the wafer assembly agreement, LSI is a customer of STATS ChipPAC, whereby LSI has agreed to utilize STATS ChipPAC for wafer assembly and testing for four years from the date of sale. The wafer assembly and testing prices under the agreement represent fair market values. The transition services agreement was short-term in nature and priced separately from the overall sale agreement. Services performed by LSI under this agreement were primarily related to short-term information system services and priced at fair market value.

A charge of $5.6 million related to the sale of Thailand assembly and test operations consisted of the following:

- A charge of $5.5 million to adjust the carrying value of the assets held for sale to fair market value; and
- A charge of $0.1 million for the difference between the net proceeds of $99.6 million received and the $99.7 million net book value at closing.

Other Restructuring Actions and Charges:

On June 27, 2007, the Company announced a reduction in workforce of approximately 900 positions (inclusive of the Consumer Group), or 13 percent of the Company's non-production workers across all business and functional areas worldwide. On July 25, 2007, the Company also announced that it would transition semiconductor and storage systems assembly and test operations performed at its facilities in Singapore and Wichita, Kansas to current manufacturing partners. As part of these actions, the Company eliminated approximately 2,100 production positions worldwide. The Company recorded a charge of $27.9 million related to the above actions and other activities, consisting of the following:

- A charge of $24.6 million for severance and termination benefits for employees, of which $13.3 million related to the general workforce reduction action announced on June 27, 2007, $7.9 million related to workforce reductions planned in 2008, and $3.4 million related to the transition of the Kansas manufacturing operations to manufacturing partners;
- A charge of $7.4 million to adjust the carrying value of the assets held for sale in Singapore to fair market values and a charge of $1.0 million for certain other asset write-offs;
- A charge of $1.5 million primarily for changes in sublease assumptions for previously accrued facility lease terminations and $2.0 million to reflect the change in time value of accruals for facility lease terminations;
- A charge of $1.8 million for the acceleration of stock awards previously granted to employees whose positions were to be eliminated as a result of the planned workforce reductions in January 2008; and
- A net gain of $10.4 million for the sale of land in Colorado, which had a net book value of $2.0 million. Total proceeds from the sale were $12.4 million.

The following table sets forth the Company's restructuring reserves as of December 31, 2007, which are included in other accrued liabilities in the balance sheet, and activities affecting the accruals during the year ended December 31, 2007:

	Balance at December 31, 2006	Restructuring Expense 2007	Utilized During 2007	Balance at December 31, 2007
		(In thousands)		
Write-down of excess assets and other liabilities(a)	$ —	$ 75,344	$ (75,119)	$ 225
Lease terminations(b)	23,169	10,672	(10,523)	23,318
Payments to employees for severance(c)	342	56,905	(32,430)	24,817
Total	$23,511	$142,921	$(118,072)	$48,360

(a) The amount utilized includes reclassification of $53.8 million to other liability accounts recorded during the third quarter.

(b) The amount utilized represents cash payments. The balance remaining for real estate lease terminations is expected to be paid during the remaining terms of the leases, which extend through 2011.

(c) The amount utilized represents cash severance payments to employees. The majority of the balance remaining for severance was paid by the end of 2008.

Restructuring Actions Associated with the Agere Merger:

The Company established a reserve of $93.4 million as of April 2, 2007, consisting of the following items:

- A reserve of $14.5 million for facility lease exit costs, primarily in Singapore and Europe;
- A reserve of $50.1 million for severance and termination benefits for employees as a result of the restructuring actions related to the Agere merger and the sale of the Thailand and Singapore assembly and test facilities; and
- A reserve of $28.8 million for stock-related compensation expense associated with employees whose positions were eliminated.

From April 2, 2007 through December 31, 2007, the Company recorded a net charge of $3.3 million to reflect changes in estimates, resulting from the following items:

- A charge of $1.3 million for changes in assumptions for previously accrued facility lease termination costs;
- A charge of $1.2 million to reflect a change in time value of accruals previously recorded for facility lease termination costs;
- A charge of $1.0 million for additional stock compensation charges for employees whose positions were eliminated; and
- A credit of $0.2 million for changes in estimated payments to employees for severance previously recorded for Thailand and other restructuring actions.

The following table sets forth restructuring reserves related to the Agere merger as of December 31, 2007, that are included in other accrued liabilities and in other non-current liabilities in the balance sheet, and the activities affecting the accruals during the period from April 2, 2007 to December 31, 2007:

	Balance at April 2, 2007	Adjustment to Opening Balance sheet	Changes in Estimates During 2007	Utilized During 2007	Balance at December 31, 2007
			(In thousands)		
Lease terminations(a)	$14,464	$21,931	$2,496	$ (5,452)	$33,439
Payments to employees for severance(b)	50,087	—	(167)	(30,994)	18,926
Stock compensation charges in accordance with FAS 123R(c)	28,841	—	951	(8,932)	20,860
Total	$93,392	$21,931	$3,280	$(45,378)	$73,225

(a) The amount utilized represents cash payments. The balance remaining for real estate lease terminations is expected to be paid during the remaining terms of these contracts, which extend through 2013. The adjustment to the opening balance sheet consists of $21.9 million in termination costs for leases related to Agere's restructuring plans that existed prior to its acquisition by the Company.

(b) The amount utilized represents cash severance payments to employees. The majority of the balance remaining for severance was paid by the end of 2008.

(c) The amount utilized represents stock options exercised or expired. The amounts accrued represent the value of stock options and restricted units LSI expected to accelerate upon termination of the holders' employment. The balance is expected to be utilized by the end of 2009.

Other Items:

During the fourth quarter of 2007, the Company recorded $5.2 million of litigation charges in connection with ongoing litigation matters.

2006

The Company recorded a credit of $8.4 million in restructuring of operations and other items for the year ended December 31, 2006. A credit of $9.6 million was recorded in the Semiconductor segment and a charge of $1.2 million was included in the Storage Systems segment.

The $8.4 million credit of restructuring expenses resulted from the following:

- Net gains of $38.9 million from the sale of certain zero basis intellectual property, the sale of the Gresham, Oregon manufacturing facility and related manufacturing process intellectual property to ON Semiconductor, and sale of the Company's ZSP digital signal processor technology;
- A charge of $6.0 million primarily for the write-off of intangible assets acquired in a purchase business combination and other exit costs including contract termination costs;
- A charge of $6.0 million primarily for changes in sublease assumptions for previously accrued facility lease termination costs and additional $1.5 million to reflect the change in time value of accruals for facility lease termination costs; and
- A charge of $17.0 million for severance and termination benefits for employees, primarily related to the broad-based reorganization that was announced in August 2005.

Sale of the Gresham Facility:

In May 2006, the Company completed the sale of its Gresham, Oregon manufacturing facility to ON Semiconductor for approximately $105.0 million in cash. Under the terms of the agreement, ON Semiconductor offered employment to substantially all of the LSI manufacturing employees based at the Gresham site, with the remaining non-manufacturing workforce expected to continue their employment with LSI. ON Semiconductor also entered into additional agreements with LSI, including a multi-year wafer supply and test agreement, intellectual property license agreement, transition services agreement and a facilities use agreement. The facility use agreement was terminated at December 31, 2008.

The Company recognized a gain of $12.5 million associated with the sale of the Gresham manufacturing facility. No amounts were deferred pursuant to the transaction as any continuing involvement with the Gresham manufacturing facility did not carry with it the same risks and rewards as does ownership of the property, nor would any portion of the sales price need to be deferred due to the nature and fair market value pricing of the ancillary agreements entered into as discussed below, as they represent separate earnings processes.

Under the terms of the wafer supply agreement, LSI agreed to purchase $198.8 million in wafers from ON Semiconductor during the period from the date of sale of the Gresham facility in May 2006 to the end of LSI's second quarter of 2008. Such wafer supply agreements are customary with the sale of large wafer manufacturing facilities and the wafer prices under the agreement represent fair market values. The wafers purchased from ON Semiconductor were to be recognized by LSI as purchases of inventory upon transfer of title of the inventory to LSI from ON Semiconductor. Deliverables under the intellectual property license agreement were completed upon sale of the facility to ON Semiconductor in May 2006. The transition services agreement was short-term in nature and priced separately from the overall sale agreement. Services performed by LSI under this agreement were primarily related to short-term accounting system services and priced at fair market value.

In the fourth quarter of 2007, the wafer supply agreement was amended to increase the total wafer purchase amount by $3.8 million to a total of $202.6 million and to extend the wafer supply agreement ending date to the fourth quarter of 2008. In September 2008, this wafer supply agreement was further amended to extend the ending period for the commitment to the end of LSI's second quarter of 2009.

Note 3 — Stock-Based Compensation and Common Stock

On January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123R, "Share-Based Payments," using the modified prospective transition method. In accordance with the modified prospective transition method, the Company began recognizing compensation expense for all share-based awards granted on or after January 1, 2006, plus unvested awards granted prior to January 1, 2006. Under this method of implementation, no restatement of prior periods has been made. The cumulative effect of adopting FAS 123R was not significant.

Description of the Company's Equity Compensation Plans

At the Company's annual meeting on May 14, 2008, the stockholders approved amendments to the 2003 Equity Incentive Plan ("2003 Plan") and the Employee Stock Purchase Plan ("US ESPP"). The principal changes to the 2003 Plan were:

- Making a total of 45 million shares available for future grants under the 2003 Plan after May 14, 2008. Of that amount, 15 million shares are available for grants of restricted stock and restricted stock units;
- Allowing non-employee directors to be eligible to participate in the 2003 Plan;
- Including stock appreciation rights as a permitted type of award under the 2003 Plan;
- Increasing the limits on the size of awards that can be granted under the 2003 Plan to any person in one year from two million to four million shares for stock options and from 0.5 million to one million shares for restricted stock and restricted stock units; and
- Allowing incentive stock options to be granted under the 2003 Plan until May 14, 2018.

The Company will no longer award stock options, stock appreciation rights, restricted stock or restricted stock units under any other existing plans.

The principal changes to the US ESPP were:

- Making a total of 25 million shares available for purchase under the US ESPP after May 14, 2008;
- Consolidating the Company's International Employee Stock Purchase Plan ("IESPP", and together with the US ESPP, the "ESPP") into the US ESPP; and
- Extending the term of the US ESPP through May 14, 2018.

2003 Plan:

Under the 2003 Plan, the Company may grant stock options, restricted stock units and stock appreciation rights to employees, officers, non-employee directors and consultants with an exercise price that is no less than the fair market value of the stock on the date of grant. No participant may be granted stock options covering more than four million shares of stock or more than one million shares of restricted stock and restricted stock units in any year. The term of each option or restricted stock unit is determined by the Board of Directors or its delegate and, for option grants on or after February 12, 2004, is generally seven years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. As of December 31, 2008, the 2003 Plan had approximately 38.5 million common shares available for future grants.

Employee Stock Purchase Plan:

Under the ESPP, rights are granted to LSI employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12-month offering period or the end of each six-month purchase period within such an offering period. The maximum number of shares that can be purchased in a single purchase period is 1,000 shares per employee. As of December 31, 2008, there were approximately 23.5 million shares available for future purchase under the ESPP.

Sales under the ESPP in 2008, 2007 and 2006 were approximately 4.6 million, 4.0 million and 3.6 million shares of common stock at an average price of $3.80, $6.03 and $6.69 per share, respectively.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense related to the Company's stock options, ESPP and restricted stock unit awards for the years ended December 31, 2008, 2007 and 2006. Stock-based compensation costs capitalized to inventory and software for the years ended December 31, 2008, 2007 and 2006 were not significant.

Stock-based Compensation Expense Included In:	Year Ended December 31, 2008	2007	2006
		(In thousands)	
Cost of revenues	$ 9,269	$10,711	$ 6,903
Research and development	29,214	31,743	17,397
Selling, general and administrative	33,800	34,813	22,749
Total stock-based compensation expense	$72,283	$77,267	$47,049

The estimated fair value of the stock-based awards, less expected forfeitures, is amortized over each award's vesting period on a straight-line basis.

Stock Options:

The fair value of each option grant is estimated on the date of grant using a reduced form calibrated binomial lattice model (the "lattice model"). This model requires the use of historical data for employee exercise behavior and the use of assumptions outlined in the following table:

	Year Ended December 31, 2008	2007	2006
Weighted average estimated grant date fair value per share	$2.04	$3.05	$3.30
Weighted average assumptions in calculation:			
Expected life (years)	4.36	4.29	4.33
Risk-free interest rate	2.51%	4.50%	4.78%
Volatility	52%	47%	48%

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of the Company's model.

The risk-free interest rate assumption is based upon observed interest rates of constant maturity U.S. Treasury securities appropriate for the term of the Company's employee stock options.

The Company uses an equally weighted combination of historical and implied volatilities as of the grant date. The historical volatility is the standard deviation of the daily stock returns for LSI from the date of the initial public offering of its common stock in 1983. For the implied volatilities, the Company uses near-the-money exchange-traded call options, as stock options are call options that are granted at-the-money. The historical and implied volatilities are annualized and equally weighted to determine the volatilities as of the grant date. Management believes that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities.

The lattice model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations for all past option grants made by the Company since the initial public offering.

Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

The following table summarizes changes in stock options outstanding during each of the years ended December 31, 2008, 2007 and 2006 (share amounts in thousands):

	Year Ended December 31,					
	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at January 1	100,242	$ 16.12	56,750	$ 11.92	70,618	$ 13.21
Options assumed in Agere Acquisition	—	—	48,884	22.41	—	—
Options canceled	(29,074)	(21.41)	(17,295)	(15.56)	(16,130)	(18.02)
Options granted	18,627	5.68	15,628	8.61	7,781	9.17
Options exercised	(4,682)	(5.41)	(3,725)	(5.91)	(5,519)	(6.71)
Options outstanding at December 31	85,113	$ 12.62	100,242	$ 16.12	56,750	$ 11.92
Options exercisable at December 31	49,446	$ 16.72	67,124	$ 20.12	35,638	$ 14.29

For the options outstanding and exercisable as of December 31, 2008, the weighted average remaining contractual term was 4.09 and 3.04 years, respectively, and the average intrinsic value was $0.1 million and $0.02 million, respectively.

As of December 31, 2008, the total unrecognized compensation expense related to nonvested stock options, net of estimated forfeitures, was $81.9 million and is expected to be recognized over the next 2.6 years on a weighted average basis. The total intrinsic value of options exercised in 2008 was $7.2 million. Cash received from stock option exercises was $25.3 million in 2008.

The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well a number of highly complex and subjective assumptions. The Company uses third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

Employee Stock Purchase Plan:

Compensation expense for the Company's ESPP is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. For disclosure purposes, the assumptions that went into the calculation of fair value for the May and November 2008, 2007 and 2006 grants were as follows:

	Year Ended December 31,		
	2008	2007	2006
Weighted average estimated grant date fair value per share	$1.37	$2.09	$2.92
Weighted average assumptions in calculation:			
Expected life (years)	0.8	0.7	0.7
Risk-free interest rate	1%	4%	5%
Volatility	84%	42%	35%

Cash received from ESPP issuances was $17.6 million in 2008.

Restricted Stock Awards:

Under the 2003 Plan, the Company may grant restricted stock and restricted stock unit awards. No participant may be granted more than a total of one million shares of restricted stock or restricted stock units in any year. The Company typically grants restricted stock units. The vesting requirements for restricted stock units are determined at the time of grant, and typically vesting of restricted stock units is subject to the employee's continuing service to the Company. The cost of these awards is determined using the fair value of the Company's common stock on the date of grant and compensation expense is recognized over the vesting period on a straight-line basis.

The following table summarizes changes in restricted stock units outstanding during each of the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	Number of Shares (In thousands)		
Non-vested shares at January 1	9,177	1,910	2,375
Assumed in Agere Acquisition	—	9,141	—
Granted	1,779	4,337	733
Vested	(4,026)	(5,555)	(928)
Forfeited	(539)	(656)	(270)
Non-vested shares at December 31	6,391	9,177	1,910

The following table summarizes restricted stock units granted during the years ended December 31, 2008, 2007 and 2006 (share amounts in thousands):

	Year Ended December 31,					
	2008		2007		2006	
	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share
Restricted stock units granted	1,779	$5.02	4,337	$8.20	733	$9.45

As of December 31, 2008, the total unrecognized compensation expense related to restricted stock units, net of estimated forfeitures, was $39.5 million and is expected to be recognized over the next 1.7 years on a weighted average basis. The fair value of shares vested during the year ended December 31, 2008 was $18.6 million.

As of December 31, 2008, there were a total of approximately 130.0 million shares of common stock reserved for issuance upon exercise of outstanding options and upon vesting of outstanding restricted stock units and for use in connection with future equity awards under the 2003 plan.

Income Taxes:

In November 2005, the FASB issued FASB Staff Position No. FAS 123R-3 ("FSP 123R-3"), "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected the alternative transition method (short-cut method) as set forth in the FSP 123R-3. In addition, in accordance with FAS 123R, SFAS No. 109 ("FAS 109"), "Accounting for Income Taxes," and EITF Topic D-32, "Intraperiod Tax Allocation of the Effect of Pretax Income from Continuing Operations," the Company has elected to recognize excess income tax benefits from stock option exercises in additional paid-in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the Company.

The Company records its stock-based compensation expense in multiple jurisdictions. In jurisdictions where an income tax deduction is allowed and an income tax benefit is realizable, the Company has recognized an income tax benefit. In jurisdictions where an income tax deduction is not allowed or where an income tax benefit is not realizable, an income tax benefit has not been recognized.

Common Stock

Stock Repurchase Programs:

On December 4, 2006, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $500.0 million worth of shares of the Company's common stock and terminated the prior stock repurchase program authorized by the Board of Directors on July 28, 2000. In July 2007, the Company completed the repurchase program announced on December 4, 2006. On August 20, 2007, the Company announced that its Board of Directors had authorized a repurchase program of up to an additional $500.0 million worth of shares of the Company's common stock. During the year ended December 31, 2008, the Company repurchased 44.6 million shares for $229.2 million in cash, which together with the repurchases in 2007, effectively completed the authorization announced on August 20, 2007. The repurchased shares were retired immediately after the repurchases were complete. Retirement of the repurchased shares is recorded as a reduction of common stock and additional paid-in-capital.

Stock Purchase Rights:

In November 1988, the Company implemented a plan to protect stockholder value in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carried one Preferred Share Purchase Right. Each Preferred Share Purchase Right entitled the holder, under certain circumstances, to purchase one-thousandth of a share of Preferred Stock of the Company or its acquirer at a discounted price. The plan expired in 2008.

Note 4 — Business Combinations

During 2008, the Company completed one acquisition accounted for under the purchase method of accounting. During 2007 and 2006, the Company made three and two acquisitions, respectively. Set forth below is information about material acquisitions (dollars in millions):

2008

Entity Name or Type of Technology; Segment Included in; Description of Acquired Business	Acquisition Date	Total Purchase Price	Type of Consideration	Fair Value of Other Assets Acquired	Goodwill	Amortizable Intangible Assets	In-Process Research and Development
				(Dollars in millions)			
HDD semiconductor business of Infineon; Semiconductor segment; Silicon solutions for hard disk drive makers	April 25, 2008	$95.1	Cash	$10.3	$6.6	$78.2	None

2007

Entity Name; Segment Included in; Description of Acquired Business	Acquisition Date	Total Purchase Price	Type of Consideration	Fair Value of Tangible Net Assets Acquired	Goodwill	Amortizable Intangible Assets	In-Process Research and Development
				(Dollars in millions)			
Tarari, Inc.; Semiconductor segment; Silicon and software solutions for security and network control	October 3, 2007	$ 93.0	Cash	$ 6.3	$ 57.4	$ 23.3	$ 6.0
Agere Systems Inc.; Semiconductor segment; Integrated circuit solutions for communications and computing applications	April 2, 2007	$3,720.1	368 million shares of LSI common stock	$231.8	$1,584.2	$1,727.7	$176.4
SiliconStor, Inc.; Semiconductor segment; Silicon solutions for enterprise storage network based on SAS and FC-SATA. .	March 13, 2007	$ 56.4	Cash	$ 1.5	$ 37.8	$ 10.6	$ 6.5

2006

Entity Name; Segment Included in; Description of Acquired Business	Acquisition Date	Total Purchase Price	Type of Consideration	Fair Value of Tangible Net (Liabilities) Acquired	Goodwill	Amortizable Intangible Assets	In-Process Research and Development
				(Dollars in millions)			
StoreAge Networking Technologies, Ltd.; Storage segment; SAN storage management and multi-tiered data protection software applications	November 21, 2006	$47.4	Cash	$(4.6)	$ 6.1	$43.5	$2.4
Metta Technology; Semiconductor segment; Next generation digital video.	November 10, 2006	$ 6.7	Cash	$(0.6)	Not applicable — asset purchase	$ 5.4	$1.9

Acquisition of Hard Disk Drive Semiconductor Business of Infineon

On April 25, 2008, the Company completed the acquisition of the assets of the hard disk drive ("HDD") semiconductor business of Infineon. The acquisition was intended to enhance the Company's competitive position in the desktop and enterprise HDD space. The acquisition was accounted for under the purchase method of accounting. Accordingly, the estimated fair value of assets acquired and liabilities assumed and the results of operations of the acquired business were included in our financial statements from the effective date of the acquisition.

In connection with the acquisition, the Company also entered into additional agreements with Infineon, including a supply agreement and a transition service agreement. Under the terms of the supply agreement, Infineon was to provide the Company operations handling and wafer supply services for a period of up to six months from the date of acquisition. These services are priced separately and at fair market values. Under the terms of the transition services agreement, Infineon provides the Company engineering services in support of the existing HDD business products through December 31, 2009. These services are priced separately and at fair market values.

The following table sets forth the components of the identifiable intangible assets associated with this acquisition, which are being amortized over the estimated usage periods:

	Fair Value	Weighted Average Life
	(In millions)	(In years)
Current technology	$46.5	4
Customer base	31.7	5
Total acquired identifiable intangible assets	$78.2	

Merger with Agere

On April 2, 2007, the Company completed the acquisition of Agere. Agere was a provider of integrated circuit solutions for a variety of computing and communications applications. Some of Agere's solutions included related software and reference designs. Agere's solutions were used in products such as hard disk drives, mobile phones, high-speed communications systems and personal computers. Agere also licensed its intellectual property to others. The purpose of the acquisition was to enable the Company to expand its comprehensive set of building block solutions including semiconductors, systems and related software for storage, networking and consumer electronics products that enable businesses and consumers to store, protect and stay connected to their information and digital content and expand its intellectual property portfolio and integrated workforce in the Semiconductor segment.

Upon completion of the merger, each share of Agere common stock outstanding at the effective time of the merger was converted into the right to receive 2.16 shares of LSI common stock. As a result, approximately 368 million shares of LSI common stock were issued to former Agere stockholders. The fair value of the common stock issued was determined using a share price of $9.905 per share, which represented the average closing price of LSI common shares for the period commencing two trading days before and ending two trading days after December 4, 2006, the date that the merger was agreed to and announced. LSI assumed stock options and restricted stock units covering a total of approximately 58 million shares of LSI common stock. The fair value of options assumed was estimated using a reduced form calibrated binomial lattice model and a share price of $9.905 per share, which represents the average closing price of LSI common shares for two trading days before and ending two trading days after December 4, 2006. The value of the options and restricted stock units assumed was reduced by the fair value of unvested options and restricted stock units assumed, based on the price of a share of LSI common stock on April 2, 2007. LSI also guaranteed Agere's 6.5% Convertible Subordinated Notes due December 15, 2009, the fair value of which was $370.2 million as of April 2, 2007.

The merger was accounted for as a purchase. Accordingly, the results of operations of Agere and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements from the acquisition date.

The following table sets forth the total purchase price of the acquisition (in thousands):

Fair value of LSI common shares issued	$3,647,021
(a) Fair value of stock awards assumed	218,713
(b) Fair value of unvested stock awards assumed	(168,555)
(a) — (b) Fair value of the vested options assumed	50,158
Direct transaction costs	22,970
Total estimated purchase price	$3,720,149

Purchase Price Allocation:

The allocation of the purchase price to Agere's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed was allocated to goodwill. None of the goodwill recorded is expected to be deductible for tax purposes except the tax deductible goodwill LSI inherited from Agere. The purchase price was allocated as follows as of April 2, 2007 (in thousands):

Cash	$ 540,140
Accounts receivable	222,169
Inventory	120,848
Assets held for sale	122,756
Property and equipment	162,047
Accounts payable	(167,947)
Pension and post-retirement liabilities	(214,607)
Convertible notes	(370,249)
Other liabilities	(183,359)
Net assets acquired	231,798
Identifiable intangible assets	1,727,700
In-process research and development	176,400
Goodwill	1,584,251
Total estimated purchase price	$3,720,149

Note 2 contains information related to the cost of restructuring programs related to Agere. The costs were included as part of other liabilities assumed as of April 2, 2007.

The following table sets forth the components of the identifiable intangible assets, which are being amortized over their estimated useful lives, some on a straight-line basis and others on an accelerated basis:

Identifiable Intangible Assets	Fair Value	Weighted Average Life
	(In thousands)	(In years)
Current technology	$ 844,500	8.5
Customer base	513,000	10
Patent licensing	317,200	10
Order backlog	53,000	0.5
Total acquired identifiable intangible assets	$1,727,700	

Acquired In-Process Research and Development

The Company recorded acquired in-process research and development, or IPR&D, charges of $188.9 million and $4.3 million for the years ended December 31, 2007 and 2006, respectively. There were no IPR&D charges recorded in the year ended December 31, 2008. The following table summarizes the details of IPR&D by acquisition (dollars in millions).

2007:

Entity Name	IPR&D	Estimated Cost To Complete	Discount Rate	Revenue Projections Extended Through
Tarari, Inc.	$ 6.0	$ 2.9	22.7%	2013
Agere Systems Inc.:				
Storage — read channel and preamps	$ 36.2	$17.8	13.8%	2016
Mobility — HSPDA for 3G	$ 31.2	—*	13.8%	—
Networking — modems, Firewire, serdes, media gateway, VoIP, network processors, Ethernet, mappers and framers	$109.0	$68.0	13.8%	2021
SiliconStor, Inc.	$ 6.5	$ 4.4	27.0%	2017

* During the fourth quarter of 2007, the Company sold the Mobility Products Group and therefore no costs will be incurred to complete the acquired Mobility-HSPDA for 3G project.

2006:

Entity Name	IPR&D	Discount Rate	Revenue Projections Extended Through
StoreAge Networking Technologies, Ltd	$2.4	28%	2013
Metta Technology	$1.9	Not applicable, used cost approach	Not applicable, used cost approach

The Company's methodology for allocating the purchase price in purchase acquisitions to IPR&D involves established valuation techniques in the high-technology industry. The fair value of each project in process is determined by discounting forecasted cash flows directly related to the products expected to result from the subject research and development once commercially feasible, net of returns on contributory assets including working capital, fixed assets, customer relationships, trade name, and assembled workforce. The net cash flows from the identified projects are based on estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and applicable income taxes for the projects. Total revenues for the projects are expected to extend through the dates noted in the table above. These projections are based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions by the Company and its competitors.

A discount rate is used for the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could impact the estimates recorded. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis. These estimates do not account for any potential synergies realizable as a result of the acquisition and are in line with industry averages and growth estimates.

IPR&D is expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

For the Metta acquisition, a variation of a cost approach was used to value the in-process technologies. This approach takes into account the cost to replace (or reproduce) the asset and the effect on the asset's value of physical, functional and/or economic obsolescence that has occurred with respect to the asset.

The actual development timelines and costs were in line with original estimates as of December 31, 2008. However, development of the technology remains a substantial risk to the Company due to factors including the remaining effort to achieve technical feasibility, rapidly changing customer needs and competitive threats from other companies. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the Company in the future. Additionally, the value of other intangible assets acquired may become impaired.

Pro Forma Results (Unaudited)

The following pro forma summary combines the results of operations of the Company and Agere as if Agere had been acquired as of the beginning of the earliest period presented. Pro forma statements of earnings information for the remaining acquisitions have not been presented because the effect of these acquisitions on the Company's results of operations was not material either on an individual or aggregate basis. The summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or results that actually would have been realized had the Company and Agere been a consolidated entity during the periods presented.

The summary includes the impact of certain adjustments such as amortization of intangibles, stock compensation charges and interest expense related to Agere's convertible notes that the Company guaranteed. Additionally, IPR&D associated with the Agere acquisition has been excluded from the periods presented. The $142.9 million of restructuring charges recorded in the year ended December 31, 2007 and referred to in Note 2 did not relate to the merger with Agere and accordingly were included.

	Year Ended December 31,	
	2007	2006
	(In thousands except per share amounts)	
Revenues	$ 2,938,487	$3,412,151
Net loss	$(2,307,572)	$ (118,904)
Basic loss per share	$ (2.29)	$ (0.16)
Diluted loss per share	$ (2.29)	$ (0.16)

Note 5 — Benefit Obligations

Pension and Post-Retirement Benefit Plans

The Company has pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. Retirement benefits are offered under a defined benefit plan and are based on either an adjusted career average pay or dollar per month formula or on a cash balance plan. The cash balance plan provides for annual company contributions based on a participant's age and compensation and interest on existing balances and covers employees of certain companies acquired by Agere since 1996 and management employees hired after January 1, 1999 and before July 1, 2003. The Company also has a non-qualified supplemental pension plan in the U.S. that provides benefits based on compensation in excess of amounts that can be considered under a tax qualified plan. The Company also has post-retirement benefit plans that include healthcare benefits and life insurance coverage for former Agere employees. Participants in the cash balance plan and management employees hired after June 30, 2003 are not entitled to Company paid benefits under the post-retirement benefit plans. The Company also has pension plans covering certain international employees.

Effective April 6, 2009, the Company will freeze the U.S. management pension plan. Active participants under the adjusted career average pay plan will not earn any future accruals after that date. Active participants under the cash balance plan will not earn any future service accruals, but will continue to earn 4% interest per year on their cash balance accounts. Effective January 1, 2009, the Company will no longer provide postretirement medical benefits. Third-party insurance companies will directly provide a voluntary non-employer fully insured plan for pre-65 and post-65 retirees. The liability as of December 31, 2008 for the postretirement medical plan represents management's best estimate for runoff claims from 2008.

Net Periodic Benefit Cost/(Credit):

The following table sets forth the components of the net periodic benefit credit for the years ended December 31, 2008 and 2007. The amounts reported for the year ended December 31, 2007 reflect costs from the merger date of April 2, 2007:

	Year Ended December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Service cost	$ 5,694	$ 101	$ 5,523	$ 118
Interest cost	75,016	3,024	55,361	2,776
Expected return on plan assets	(82,575)	(5,033)	(62,804)	(3,669)
Amortization of prior service cost	39	—	—	—
Net actuarial gain recognized	(5)	(119)	—	(12)
Net periodic benefit credit	(1,831)	(2,027)	(1,920)	(787)
Curtailment gain*	(771)	(2,652)	(414)	(281)
Settlement credit	(32)	—	—	—
Total benefit cost/(credit)	$ (2,634)	$(4,679)	$ (2,334)	$(1,068)

* The curtailments in 2008 reflect a pension plan freeze effective April 6, 2009, and the termination of the post-retirement medical plan effective January 1, 2009. The settlement in 2008 reflects accelerated recognition of gains resulting from lump sum distributions from the supplemental pension plan. The curtailments in 2007 reflect accelerated recognition of gains resulting from the sale of the Mobility Products Group.

Benefit Obligation:

The following table sets forth a reconciliation of beginning and ending balances of the benefit obligation during each of the years ended December 31, 2008 and 2007. The measurement date is December 31 for each of the years presented below.

	Year Ended December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Benefit obligation at January 1	$1,194,302	$ 56,123	$ 4,666	$ —
Benefit obligation assumed at April 2, 2007 (Agere merger date)	—	—	1,269,441	72,987
Service cost	5,694	101	5,523	118
Interest cost	75,016	3,024	55,361	2,776
Employee contributions	—	9,375	—	6,924
Amendments	(13,683)	322	170	—
Actuarial (gain)/loss	8,569	(265)	(68,861)	(6,037)
Benefits paid	(99,439)	(27,597)	(73,942)	(20,364)
Curtailments	—	—	1,944	(281)
Benefit obligation at December 31	$1,170,459	$ 41,083	$1,194,302	$ 56,123

The pension benefit obligations as of December 31, 2008 and 2007 include $12.6 million and $8.3 million for the Company's international plans, respectively.

Fair Value of Plan Assets:

The following table sets forth a reconciliation of beginning and ending balances of the fair value of plan assets during each of the years ended December 31, 2008 and 2007, measurement dates:

	Year Ended December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Fair value of plan assets at January 1	$1,061,420	$ 65,754	$ 1,144	$ —
Fair value of plan assets obtained at April 2, 2007 (Agere merger date)	—	—	1,073,580	63,206
Actual gain/(loss) on plan assets	(252,088)	(9,583)	58,595	3,514
Employer contributions	10,968	16,832	2,113	12,474
Employee contributions	—	9,375	—	6,924
Benefits paid	(99,385)	(27,597)	(73,928)	(20,364)
Settlements	—	—	(84)	—
Fair value of plan assets at December 31	$ 720,915	$ 54,781	$1,061,420	$ 65,754

The fair value of plan assets as of December 31, 2008 and 2007 includes $3.8 million and $2.2 million of assets of the Company's international pension plans, respectively. The Company contributed a total of $8.4 million to the management plan, $2.0 million to supplemental plan, and $0.6 million to the international pension plan for the year ended December 31, 2008. The Company contributed $2.1 million principally from other assets to the supplemental pension plan during the period between April 2, 2007 and December 31, 2007. The significant decline in equity security prices during 2008 resulted in significant losses to asset values.

Funded Status of the Plans:

The following table sets forth, as of December 31, 2008 and 2007, the funded status of the plans, which is the fair value of plan assets less benefit obligations.

	December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Funded status of the plans	$(449,544)	$13,698	$(132,882)	$9,631

The year-over-year funded status for the pension plans deteriorated principally due to the significant decline in the fair value of the assets of the plans. As of December 31, 2008 and 2007, the accumulated benefit obligations for the pension plans were $1,164.3 million and $1,174.5 million, respectively, and included $6.4 million and $6.9 million for the Company's international plans, respectively.

Plans with Projected Benefit Obligation and Accumulated Benefit Obligation in excess of Plan Assets:

	December 31,	
	2008	2007
	Pension Benefits	
	(In thousands)	
Projected benefit obligation	$1,170,459	$1,194,302
Accumulated benefit obligation	$1,164,291	$1,174,492
Fair value of plan assets	$ 720,915	$1,061,420

Plans with Accumulated Benefit Obligation in excess of Plan Assets:

	December 31,	
	2008	2007
	Health Benefits	
	(In thousands)	
Accumulated benefit obligation	$3,200	$18,963
Fair value of plan assets	$ N/A	$ —

Plans with Accumulated Benefit Obligation less than Plan Assets:

	December 31,	
	2008	2007
	Group Life Benefits	
	(In thousands)	
Accumulated benefit obligation	$37,883	$37,160
Fair value of plan assets	$54,781	$65,754

The following table sets forth amounts recognized in the balance sheet for the plans as of December 31, 2008 and 2007:

	December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Non-current assets	$ —	$16,898	$ —	$ 28,594
Current liabilities	(1,040)	(3,200)	(789)	(16,771)
Non-current liabilities	(448,504)	—	(132,093)	(2,192)
Net (liability)/asset	$(449,544)	$13,698	$(132,882)	$ 9,631

Accumulated Other Comprehensive (Income)/Loss:

The following table sets forth amounts recognized in accumulated other comprehensive income or loss related to pension and post-retirement plans as of December 31, 2008 and 2007:

	December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Net prior service cost	$ 405	$ —	$ 170	$ —
Net actuarial (gain)/loss	268,733	11,574	(62,219)	(5,871)
Accumulated other comprehensive (income)/loss	269,138	11,574	(62,049)	(5,871)
Tax	23,813	2,309	23,813	2,309
Accumulated other comprehensive (income)/loss, net of tax	$292,951	$13,883	$(38,236)	$(3,562)

The following table sets forth changes in accumulated other comprehensive income or loss related to pension and post-retirement plans for the years ended December 31, 2008 and 2007:

	Year Ended December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Accumulated other comprehensive (income)/loss at January 1	$(38,236)	$(3,562)	$ —	$ —
Recognized during period — Prior service cost	(170)	—	—	—
Recognized during period — Actuarial (gain)/loss	(12,709)	3,093	—	12
Occurring during period — Prior service cost	405	—	170	—
Occurring during period — Actuarial (gain)/loss	343,605	14,352	(64,662)	(5,883)
Other adjustments	56	—	2,443	—
Accumulated other comprehensive (income)/loss at December 31	292,951	13,883	(62,049)	(5,871)
Tax	—	—	23,813	2,309
Accumulated other comprehensive (income)/loss at December 31, net of tax	$292,951	$13,883	$(38,236)	$(3,562)

The estimated prior service cost and net actuarial gain for the pension plans that will be amortized from accumulated other comprehensive income into pension cost for the year ending December 31, 2009 are $47.4 thousand and $99.8 thousand, respectively. For the post-retirement benefit plans, the Company does not expect amortization of either net actuarial gain or loss or prior service cost to be recognized.

Actuarial Assumptions:

The Company reassesses its benefit plan assumptions on a regular basis. The actuarial assumptions for the principal pension and post-retirement plans for 2008 and 2007 are as follows:

	Year Ended December 31,					
	2008			2007		
	Pension Benefits	Post-retirement Health Benefits	Post-retirement Life Benefits	Pension Benefits	Post-retirement Health Benefits	Post-retirement Life Benefits
Discount rate to determine net periodic cost (before/after curtailment cost)	6.50%	6.50%	6.50%	6.00/6.25%(a)	6.00/6.25%(b)	6.00/6.25%
Discount rate to determine the benefit obligation as of December 31	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Rate of compensation increase	4.00%	N/A	4.00%	4.00%	N/A	4.00%
Expected average rate of return on plan assets	8.25/8.00%(c)	N/A	7.75%	8.25%/8.00%(c)	N/A	7.75%

(a) Management Plans only; Represented and Non-Qualified Plans' rate was 6.00%.

(b) Management Plans only; Represented Plan rate was 6.00%.

(c) Management/Represented Plan; Rates vary by plan.

The October 2007 sale of the Mobility Products Group triggered curtailment and settlement accounting. This business resizing resulted in a mid-year re-measurement of the pension and post-retirement benefit obligations, which used the prevailing interest rate at that time.

For the years ended December 31, 2008 and 2007, the healthcare cost-trend assumption has no impact on the total service and interest cost components and on the post-retirement benefit obligation since costs under the plans are in excess of the plan's defined maximum contribution that is being enforced by the Company.

Plan Asset Allocation:

The following table sets forth the plan asset allocations as of December 31, 2008 and 2007:

	December 31,			
	2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
Equity Securities	48%	40%	53%	40%
Debt Securities	52%	60%	47%	60%

The long-term rates of return on assets were based on the asset mix of the portfolios. The rates used are adjusted for any current or anticipated shifts in the investment mix of the plans. The rates also factor in the historic performance of the plans' assets. The unprecedented losses during 2008 are viewed as an exception to the expected long-term rates.

The Company bases the salary increase assumptions on historical experience and future expectations. The expected rate of return for the Company's retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocation between debt and equity securities.

The weighted average investment portfolio allocation for the Company's U.S. management and represented pension plans as of December 31, 2008 was 48% in equity and 52% in debt investments as compared to the target investment portfolio allocation of 53% equity and 47% debt. The weighted average investment portfolio allocation for the Company's U.S. management and represented pension plans as of December 31, 2007 was 53% in equity and 47% in debt investments as compared to the target investment portfolio allocation of 53% equity and 47% debt. The portfolio's equity weighting is consistent with the long-term nature of the plans' benefit obligations.

For the years ended December 31, 2008 and 2007, the Company used an expected rate of return on plan assets of 8.25% and 8.00% for the management and represented pension plans, respectively, consistent with the target investment portfolio allocation. For the Company's U.S. post- retirement benefit plans, it used a weighted-average long-term rate of return on assets of 7.75%.

Benefit Payments:

The following table reflects the benefit payments, which include expected future service, that the Company expects the plans to pay in the periods presented:

	Pension Benefits	Post-retirement Benefits
	(In thousands)	
Year ending December 31, 2009	$ 87,777	$ 4,464
Year ending December 31, 2010	$ 86,299	$ 1,366
Year ending December 31, 2011	$ 85,837	$ 1,470
Year ending December 31, 2012	$ 85,834	$ 1,576
Year ending December 31, 2013	$ 85,792	$ 1,686
Year ending December 31, 2014 through December 31, 2018	$428,991	$10,226

The Company expects to contribute approximately $20.0 million to $59.0 million to its pension plans and $3.2 million to its post-retirement benefit plans during the year ending December 31, 2009.

LSI 401(k) Defined Contribution Plan:

Eligible employees in the U.S. may participate in the LSI Corporation 401(k) Plan ("LSI 401(k) Plan"). In 2007, separate plans applied for former LSI and former Agere employees. Effective January 1, 2008, all employees participated in the LSI 401(k) Plan. The Company provided a matching contribution of a fixed percentage of eligible compensation contribution by employees and may make an additional variable matching contribution based on the Company's performance. Company contributions to the 401(k) plans were $20.0 million, $14.3 million and $13.0 million during the years ended December 31, 2008, 2007 and 2006, respectively. Effective April 6, 2009, the Company will temporarily suspend its matching contributions.

Note 6 — Balance Sheet Detail

The following table shows the details of the Company's balance sheet items as of December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
	(In thousands)	
Inventories:		
Raw materials	$ 44,208	$ 30,023
Work-in-process	52,242	95,262
Finished goods	124,085	115,557
Total inventories	$ 220,535	$ 240,842
Prepaid expenses and other current assets:		
Assets held for sale	$ 17,278	$ 26,103
Prepaid expenses and other current assets	138,536	121,648
Total prepaid expenses and other current assets	$ 155,814	$ 147,751
Property and equipment:		
Land	$ 38,101	$ 37,900
Buildings and improvements	107,309	104,931
Equipment	381,826	373,663
Furniture and fixtures	24,857	28,648
Leasehold improvements	38,055	36,058
Construction in progress	12,329	8,712
Property and equipment, gross	602,477	589,912
Accumulated depreciation	(366,514)	(360,180)
Property and equipment, net	$ 235,963	$ 229,732
Other assets:		
Software, net	$ 93,170	$ 75,665
Investment in equity securities (Note 8)	46,707	39,779
Debt issuance costs, net	2,185	3,748
Other assets	101,088	130,161
Total other assets	$ 243,150	$ 249,353

	December 31, 2008	December 31, 2007
	(In thousands)	
Other accrued liabilities:		
Accrued expenses	$ 151,446	$153,786
Warranty reserve	12,238	14,734
Restructuring reserves	42,662	109,167
Sales tax payable and other	24,099	16,578
Interest payable	2,712	4,078
Total other accrued liabilities	$ 233,157	$298,343
Other non-current liabilities:		
Other long-term tax-related liabilities	$ 64,538	$ 69,231
Restructuring reserves	30,007	12,418
Other long-term liabilities	16,525	26,494
Total other non-current liabilities	$ 111,070	$108,143
Accumulated other comprehensive income:		
Net unrealized gain on available-for-sale securities, net of tax	$ 2,680	$ 1,828
Net unrealized loss on cash flow hedges, net of tax	(905)	—
Actuarial gain/(loss) on pension and post retirement plans, net of tax	(306,834)	41,798
Foreign currency translation adjustments	41,489	20,665
Total accumulated other comprehensive income/(loss)	$(263,570)	$ 64,291

Depreciation for property and equipment totaling $61.9 million, $60.2 million and $30.0 million was included in the Company's results of operations for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 7 — Intangible Assets And Goodwill

Intangible Assets

Intangible assets by reportable segment were comprised of the following:

	December 31,			
	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Semiconductor:				
Current technology	$ 894,808	$(524,120)	$ 848,656	$(298,525)
Trademarks	26,657	(26,657)	26,730	(26,272)
Customer base	399,508	(160,925)	367,808	(20,761)
Non-compete agreements	1,949	(1,888)	1,949	(1,165)
Existing purchase orders	200	(200)	200	(200)
Supply agreement	100	(100)	100	(100)
Patent licensing	312,800	(63,243)	313,800	(27,183)
Order backlog	41,300	(41,300)	41,300	(41,300)
Workforce	3,567	(1,258)	3,567	(661)
Trade names	2,248	(2,248)	2,248	(94)
Subtotal	1,683,137	(821,939)	1,606,358	(416,261)
Storage Systems:				
Current technology	164,339	(136,104)	164,339	(130,361)
Trademarks	7,150	(7,150)	7,150	(7,149)
Customer base	5,010	(5,010)	5,010	(5,010)
Non-compete agreements	1,600	(1,600)	1,600	(1,156)
Supply agreement	8,147	(8,147)	8,147	(8,147)
Trade names	800	(238)	800	(124)
Subtotal	187,046	(158,249)	187,046	(151,947)
Total intangible assets	$1,870,183	$(980,188)	$1,793,404	$(568,208)

The following table sets forth amortization expense and the weighted average lives of intangible assets for the years ended December 31, 2008, 2007 and 2006:

	Weighted Average Lives	Year Ended December 31,		
		2008	2007	2006
	(In months)	(In thousands)		
Current technology	57	$135,897	$ 88,579	$25,129
Trademarks	83	50	855	4,119
Customer base	45	60,731	19,253	2,359
Non-compete agreements	27	1,076	1,662	182
Supply agreement	32	—	775	225
Patent licensing	36	37,059	27,510	—
Order backlog	2	—	53,000	—
Workforce	72	596	596	65
Trade names	75	488	208	10
Total	50	$235,897	$192,438	$32,089

The following table summarizes the estimated annual future amortization expense related to intangible assets as of December 31, 2008:

	Amount (In thousands)
Fiscal Year:	
2009	$170,112
2010	155,448
2011	120,699
2012	103,997
2013 and thereafter	339,739
Total	$889,995

Goodwill

The following table sets forth changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007:

	Semiconductor Segment	Storage Systems Segment	Total
		(In thousands)	
Balance as of December 31, 2006	$ 756,699	$175,624	$ 932,323
Goodwill acquired during the year*	1,679,437	—	1,679,437
Adjustment to goodwill acquired in a prior year for the resolution of a pre-acquisition income tax contingency	(3,230)	—	(3,230)
Reduction in goodwill associated with the sale of MPG	(53,300)	—	(53,300)
Goodwill impairment	(2,019,900)	—	(2,019,900)
Adjustment to goodwill related to changes in estimates of EITF No. 95-3 liabilities initially recorded as of April 2, 2007 and fair value adjustments	(1,012)	—	(1,012)
Adjustment to goodwill related to FASB Interpretation No. 48	(34,767)	—	(34,767)
Balance as of December 31, 2007	$ 323,927	$175,624	$ 499,551
Goodwill acquired during the year**	6,624	—	6,624
Adjustment to goodwill acquired in a prior year for a pre-acquisition income tax contingency, net***	33,535	—	33,535
Goodwill impairment	(364,086)	—	(364,086)
Balance as of December 31, 2008	$ —	$175,624	$ 175,624

* During the year ended December 31, 2007, the Company recorded $37.8 million, $1,584.2 million and $57.4 million of goodwill in connection with the acquisitions of SiliconStor, Agere and Tarari, respectively, in the Semiconductor segment.

** During the year ended December 31, 2008, the Company recorded $6.6 million of goodwill in connection with the acquisition of Infineon's HDD semiconductor business.

*** During the year ended December 31, 2008, the Company recorded $39.3 million of goodwill primarily relating to a re-measurement of uncertain tax positions based on new information received during 2008, offset by $5.8 million of income tax refunds.

The Company has historically pursued the acquisition of businesses, which has resulted in significant goodwill and intangible assets. The Company assesses the impairment of identifiable intangibles and related goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with a restructuring of operations; (iii) current, historical or projected losses that demonstrate continuing losses associated with an asset; or (iv) the Company's market capitalization being less than net book value. When the Company determines that there is an indicator that the carrying value of identifiable intangibles or related goodwill may not be recoverable, the Company measures impairment based on estimates of future cash flows.

The goodwill impairment testing is a two-step process and is performed by reporting unit in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". The Company's reporting units are Semiconductor and Storage Systems. The first step requires comparing the fair value of each reporting unit to its net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the second step must be completed to measure the amount of impairment. The second step calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step 1. The implied fair value of goodwill determined in step 2 is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of each reporting unit, the Company relies solely on a discounted cash flow analysis. The Company does research and analyzes peer multiples for comparison purposes, but does not rely directly upon such data due to the lack of specific comparability between the peer companies and its reporting units. Instead the Company employs the peer multiple data as a general check on the results of its discounted cash flow analysis. The material assumptions used in performing the discounted cash flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions include expected near and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted average cost of capital for each reporting unit, with adjustments made to account for the relative risk of individual assets valued.

In the fourth quarters of 2008 and 2007, the economic conditions in the semiconductor industry deteriorated and the Company's stock price declined, resulting in the Company's market capitalization falling below its net book value. Additionally, in the fourth quarter of 2008, the Company's revenues declined significantly from initial expectations amidst a global economic down turn.

During the fourth quarters of 2008 and 2007, the results of the Company's analysis indicated that the carrying amounts of goodwill for its Semiconductor reporting unit were no longer recoverable under the first step of the test for impairment. The Company recognized goodwill impairment charges of $364.1 million and $2,019.9 million in the Semiconductor segment during 2008 and 2007, respectively, under the second step of the test for impairment. There was no impairment charge to goodwill in 2006. The Company's next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2009 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the years ended December 31, 2008 and 2007, the Company recognized other intangible asset impairment charges of $177.5 million and $1.6 million, respectively, in the Semiconductor segment.

Based upon market conditions in the semiconductor industry in 2008 and 2007, the Company assessed the recoverability of its other intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The assessment of recoverability was based on management's estimates of undiscounted projected future operating cash flows compared to the net book value of the other intangible assets. In cases where the net book value exceeded undiscounted projected future operating cash flows, an impairment existed. The impairment charge was measured as the difference between the net book value of the other intangible assets and the fair value of such assets. The fair value is determined using a discounted cash flow approach for each asset grouping. Based on the assessment, the Company recorded intangible asset impairment charges of $177.5 million during the three months ended December 31, 2008, of which $98.1 million related to existing technology and $79.4 million related to customer relationships. In 2007, the Company recorded an impairment charge of

$1.6 million which related primarily to existing technology. There was no impairment charge of intangible assets for the year ended December 31, 2006.

Note 8 — Cash, Cash Equivalents And Investments

The following table shows the breakdown of the Company's cash, cash equivalents and investments as of December 31, 2008 and 2007:

	December 31,	
	2008	2007
	(In thousands)	
Cash and cash equivalents:		
Cash in financial institutions	$ 77,372	$ 117,464
Cash equivalents:		
Overnight deposits and money market funds	744,430	892,332
Commercial paper	1,085	11,770
U.S. government and agency securities	6,414	—
Asset-backed and mortgage-backed securities	—	3
Total cash equivalents	751,929	904,105
Total cash and cash equivalents	$829,301	$1,021,569
Available-for-sale debt securities:		
Asset-backed and mortgage-backed securities	$184,511	$ 207,290
U.S. government and agency securities	88,504	121,350
Corporate and municipal debt securities	16,826	47,388
Total short-term investments	$289,841	$ 376,028
Long-term investments in equity securities:		
Marketable available-for-sale equity securities	$ 566	$ 1,888
Non-marketable equity securities	46,141	37,891
Total long-term investments in equity securities	$ 46,707	$ 39,779

Investments in Available-for-Sale Securities

Contractual maturities of available-for-sale debt securities as of December 31, 2008 were as follows (in thousands):

Due within one year	$ 59,301
Due in 1-5 years	51,469
Due in 5-10 years	20,681
Due after 10 years	158,390
Total	$289,841

The maturities of asset-backed and mortgage-backed securities were allocated based on contractual principal maturities assuming no prepayments.

The following table shows the breakdown of the estimated fair value of the Company's available-for-sale securities as of December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007	
	Short-Term Debt Securities	Long-Term Marketable Equity Securities	Short-Term Debt Securities	Long-Term Marketable Equity Securities
	(In thousands)			
Adjusted cost	$285,994	$155	$374,774	$1,117
Gross unrealized gain	4,961	413	2,622	1,243
Gross unrealized loss	(1,114)	(2)	(1,368)	(472)
Estimated fair value	$289,841	$566	$376,028	$1,888

The following table shows the gross unrealized losses and fair values of the Company's short-term investments that have been in a continuous unrealized loss position for less than and greater than 12 months, aggregated by investment category as of December 31, 2008:

	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$51,502	$544	$9,334	$160
Corporate and municipal debt securities	11,490	410	331	—
Total	$62,992	$954	$9,665	$160

The unrealized losses on the Company's investments in short-term debt securities were largely due to the reduced levels of liquidity in the debt markets during 2008. The Company frequently monitors the credit quality of its investments in marketable debt securities and, as of December 31, 2008, there were no known material problems with issuer credit quality. Since the unrealized losses were primarily the result of temporary market conditions rather than credit quality, the Company considered these unrealized losses to be temporary as of December 31, 2008.

The Company recognized impairment charges of $14.3 million related to certain available-for-sale debt securities for the year ended December 31, 2008. There were no such impairment charges for available-for-sale debt securities for the years ended December 31, 2007 and 2006.

The Company recognized impairment charges of $1.0 million related to certain marketable available-for-sale equity securities for the year ended December 31, 2008. There were no such impairment charges for available-for-sale equity securities for the years ended December 31, 2007 and 2006.

Net realized gain/(loss) on sales of available-for-sale debt securities were $1.7 million, $(1.6) million and $(1.1) million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company realized a net pre-tax gain of $6.7 million related to the sale of certain marketable available-for-sale equity securities for the year ended December 31, 2006. There were no sales of available-for-sale equity securities for the years ended December 31, 2008 and 2007. Pre-tax gains and losses on securities sold are determined based on the specific identification method and are recorded in interest income and other, net, in the Company's statements of operations in a respective year.

Note 9 — Segment And Geographic Information

The Company operates in two reportable segments — the Semiconductor segment and the Storage Systems segment — in which the Company offers products and services for a variety of electronic systems applications. LSI's products are marketed primarily to OEMs that sell products to the Company's target end customers.

Summary of Operations by Segment

The following is a summary of operations by segment for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Revenues:			
Semiconductor	$1,795,054	$ 1,778,959	$1,223,130
Storage Systems	882,023	824,684	759,018
Total	$2,677,077	$ 2,603,643	$1,982,148
Income/(loss) from operations:			
Semiconductor	$ (658,442)	$(2,539,601)	$ 96,162
Storage Systems	62,722	48,370	62,145
Total	$ (595,720)	$(2,491,231)	$ 158,307

For the years ended December 31, 2008 and 2007, restructuring of operations and other items, net, were primarily included in the Semiconductor segment. Restructuring of operations and other items, net, for the year ended December 31, 2006 were included in both segments. Depreciation expense for the Semiconductor and Storage Systems segments was $47.3 million and $14.6 million, respectively, for the year ended December 31, 2008, $44.6 million and $15.6 million, respectively, for the year ended December 31, 2007, and $19.7 million and $10.3 million, respectively, for the year ended December 31, 2006.

Significant Customers

The following table summarizes the number of the Company's significant customers, each of whom accounted for 10% or more of the Company's revenues, along with the percentage of revenues they individually represent by segment and on a consolidated basis:

	Year Ended December 31,		
	2008	2007	2006
Semiconductor segment:			
Number of significant customers	1	2	1
Percentage of segment revenues	26%	28%, 12%	19%
Storage Systems segment:			
Number of significant customers	3	3	2
Percentage of segment revenues	46%, 14%, 11%	47%, 16%, 11%	47%, 15%
Consolidated:			
Number of significant customers	2	2	2
Percentage of consolidated revenues	17%, 16%	19%, 15%	19%, 12%

Information about Geographic Areas

The Company's significant operations outside the United States include sales offices in Europe, the Middle East and Asia, including Japan. The following is a summary of revenues and long-lived assets by entities located within the indicated geographic areas:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Revenues:			
North America*	$ 737,163	$ 858,694	$ 956,696
Asia**	1,359,783	1,401,322	797,174
Europe and the Middle East	580,131	343,627	228,278
Total	$2,677,077	$2,603,643	$1,982,148

	December 31,	
	2008	2007
	(In thousands)	
Long-lived assets:		
North America*	$1,161,760	$1,461,757
Asia**	25,874	30,047
Europe and the Middle East	31,524	38,832
Total	$1,219,158	$1,530,636

* Primarily the United States.

** Including Japan.

Long-lived assets consist of net property and equipment, capitalized software and other intangible assets.

Note 10 — Derivative Instruments

The Company has foreign subsidiaries that operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in foreign currency exchange rates. The Company utilizes various hedge instruments, primarily forward contracts, to manage its exposure associated with net asset and liability positions denominated in non-functional currencies and forecasted foreign currency transactions to reduce the volatility of earnings and cash flows. The Company does not hold derivative financial instruments for speculative or trading purposes.

The Company enters into forward contracts that are designated as foreign currency cash flow hedges of forecasted payments denominated in currencies other than U.S. dollars. These forward contracts generally have maturities of less than 12 months. Changes in the fair value of the forward contracts attributable to changes in time value are excluded from the assessment of effectiveness and are recognized in interest income and other, net. The effective portion of the forward contracts' gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. As of December 31, 2008, the Company held forward contracts designated as foreign currency cash flow hedges of forecasted Euro, Pound Sterling and Indian Rupee payment transactions that were set to expire from one to ten months. For the year ended December 31, 2008, the changes in time value of these forward contracts were not significant. The unrealized losses, net of income taxes, included in accumulated other comprehensive income as of December 31, 2008, which will be reclassified into earnings within next twelve months, were not significant. The Company did not record any gain or loss due to hedge ineffectiveness for the year ended December 31, 2008. The Company did not enter into foreign currency cash flow hedges for the years ended December 31, 2007 and 2006.

The Company enters into foreign exchange forward contracts that are used to hedge certain foreign currency-denominated assets or liabilities that do not qualify for hedge accounting treatment of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the changes in fair value of these hedges are recorded immediately in earnings to offset the changes in fair value of the assets or liabilities being hedged. The Company's foreign exchange forward contracts related to foreign currency-denominated assets or liabilities generally range from one to three months in original maturity. The related gain and loss included in interest income and other, net, were not significant for the years ended December 31, 2008, 2007, and 2006.

Note 11 — Debt

The following table sets forth the Company's convertible subordinated notes outstanding as of December 31, 2008 and 2007:

	Maturity	Interest Rate	Conversion Price	December 31, 2008	December 31, 2007
				(In thousands)	
4% Convertible Subordinated Notes due 2010	2010	4.00%	$13.4200	$ 350,000	$350,000
6.5% Convertible Subordinated Notes due 2009*	2009	6.50%	$15.3125	243,002	361,660
Accrued debt premium				7,405	8,589
				600,407	720,249
Amortization of accrued debt premium				(5,300)	(2,282)
Total debt				595,107	717,967
Current portion of long-term debt				(245,107)	—
Long-term debt				$ 350,000	$717,967

* Upon the completion of merger with Agere, the Company guaranteed Agere's 6.5% Convertible Subordinated Notes. The carrying value of these notes was adjusted to the fair value of approximately $370.2 million as of April 2, 2007, the purchase date. The accrued debt premium will be fully amortized by December 2009.

As of December 31, 2008, the Company had outstanding $350.0 million of 4% Convertible Subordinated Notes due in May 15, 2010 ("4% Convertible Notes"). Interest on these notes is payable semiannually on May 15 and November 15 of each year. These notes are subordinated to all existing and future senior debt and are convertible at the holder's option into shares of the Company's common stock at a conversion price of approximately $13.42 per share at any time prior to maturity. The Company cannot elect to redeem these notes prior to maturity. Each holder of these notes has the right to cause the Company to repurchase all of such holder's convertible notes at a price equal to 100% of their principal amount plus accrued interest upon the occurrence of any fundamental change to the Company, which includes a transaction or an event such as an exchange offer, liquidation, a tender offer, consolidation, certain mergers or combinations. The merger with Agere did not trigger this right.

As part of the merger with Agere, the Company guaranteed Agere's 6.5% Convertible Subordinated Notes due December 15, 2009 ("6.5% Convertible Notes"). As of December 31, 2008, the Company had outstanding $243.0 million of these notes. Interest on these notes is payable semiannually on June 15 and December 15 of each year. These notes are unsecured and subordinated obligations and are subordinated in right of payment to all of Agere's existing and future senior debt. These notes are convertible at the holder's option into shares of the Company's common stock at a conversion price of $15.3125 per share, subject to adjustment in certain events, at any time prior to maturity, unless previously redeemed or repurchased. The Company may redeem these notes in whole or in part at any time. The Company may be required to repurchase these notes at a price equal to 100% of their principal amount plus any accrued and unpaid interest if the Company's stock is no longer approved for public trading, if the Company's stockholders approve liquidation or if a specified change in control occurs.

During 2008, the Company repurchased $118.6 million of the principal amount of the 6.5% Convertible Notes for $116.6 million in cash. A pre-tax gain of $3.2 million was recognized and included in interest income and other, net, for the repurchase. The pre-tax gain includes the write-off of accrued debt premium proportional to the repurchases.

Aggregate principal payments required on outstanding debt obligations are $243.0 million in 2009 and $350.0 million in 2010.

The Company paid $36.7 million, $37.5 million and $24.9 million in interest during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the estimated fair values of the 4% Convertible Notes and the 6.5% Convertible Notes were $330.2 million and $234.5 million, respectively.

Approximately $28.0 million of the proceeds from issuance of the 4% Convertible Notes were used to purchase call spread options ("Call Spread Options") on the Company's common stock. The Call Spread Options, including fees and costs, were accounted for as capital transactions. The Call Spread Options cover approximately 26.1 million shares of the Company's common stock, which is the number of shares initially issuable upon conversion of the 4% Convertible Notes in full. The Call Spread Options are designed to mitigate dilution from conversion of the 4% Convertible Notes in the event that the market price per share of the Company's common stock upon exercise of the Call Spread Options is greater than $13.42 and is less than or equal to $23.875. The Call Spread Options may be settled at the Company's option in either net shares or in cash and expire in 2010. Settlement of the Call Spread Options in net shares on the expiration date would result in the Company receiving a number of shares, not to exceed 26.1 million shares, of the Company's common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwinding of the Call Spread Options, the amount of cash or net shares potentially receivable by the Company will be dependent upon then existing overall market conditions, and on the Company's stock price, the volatility of the Company's stock and the amount of time remaining on the Call Spread Options.

Note 12 — Fair Value Measurements

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company's financial assets and financial liabilities recorded at fair value have been categorized based upon the following three levels of inputs in accordance with FAS 157:

Level 1 — Unadjusted, quoted prices in active, accessible markets for identical assets or liabilities. The Company's investments in marketable equity securities and money market funds that are traded in active exchange markets, as well as United States Treasury securities that are highly liquid and are actively traded in over-the-counter markets are classified under level 1.

Level 2 — Observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's investments in U.S. government agency securities, commercial paper, corporate and municipal debt securities and asset-backed and mortgage-backed securities are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. Forward foreign currency contracts traded in the over-the-counter markets are valued using market transactions, or broker quotations. As such, these derivative instruments are classified within level 2.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Short-term investments in debt securities and certain cash equivalents	$664,116	$297,336	—	$961,452
Long-term investments in marketable equity securities	$ 566	—	—	$ 566
Rabbi Trust — all invested in money market funds	$ 9,683	—	—	$ 9,683

Note 13 — Income Taxes

The provision for taxes for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Current:			
Federal	$(4,740)	$(25,887)	$ 220
State	935	5,500	551
Foreign	19,074	31,430	16,765
Total current taxes	15,269	11,043	17,536
Deferred:			
Federal	2,365	595	—
State	132	74	—
Foreign	9,934	(386)	(1,854)
Total deferred taxes	12,431	283	(1,854)
Total	$27,700	$ 11,326	$15,682

The following table summarizes the domestic and foreign components of income or loss before income taxes and minority interest:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Domestic	$(660,554)	$(2,450,376)	$ 61,382
Foreign	66,001	(25,113)	123,939
Income/(loss) before income taxes and minority interest	$(594,553)	$(2,475,489)	$185,321

The following table summarizes significant components of the Company's deferred tax assets and liabilities as of December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
	(In thousands)	
Deferred tax assets:		
Tax credit carryovers	$ 364,637	$ 408,698
Net operating loss carryforwards	1,310,424	1,408,068
Future deductions for purchased intangible assets	288,334	268,007
Depreciation and amortization	127,550	86,993
Future deductions for reserves and other	309,069	311,202
Future deductions for inventory reserves	13,930	16,341
Total deferred tax assets	2,413,944	2,499,309
Valuation allowance	(2,062,718)	(2,025,387)
Net deferred tax assets	351,226	473,922
Deferred tax liabilities:		
Gain on unrealized investments	(1,476)	(797)
Tax deductible goodwill	(26,966)	(24,469)
Purchased intangible assets	(345,954)	(462,594)
Total deferred tax liabilities	(374,396)	(487,860)
Total net deferred tax assets/(liabilities)	$ (23,170)	$ (13,938)

Current and long-term net deferred taxes have been netted to the extent they are in the same tax jurisdiction. Valuation allowances reduce the deferred tax assets to the amount that, based upon all available evidence, is more likely than not to be realized. The deferred tax assets' valuation allowance is attributed to U.S. federal, state and certain foreign deferred tax assets primarily consisting of reserves, other one-time charges, purchased intangible assets, tax credit carryovers and net operating loss carryovers that could not be benefited under existing carry-back rules. Approximately $102.0 million of the valuation allowance at December 31, 2008 relates to tax benefits of stock option deductions, which will be credited to equity if and when realized.

As of December 31, 2008 and 2007, the Company had a net deferred tax liability of $1.5 million and $0.8 million, respectively, associated with net unrealized gain on available-for-sale securities, which is a component of accumulated other comprehensive income. In 2008, the management changed the intent regarding holding certain investments on a long-term basis and as a result, the deferred tax liability originating from SFAS No. 115 mark-to-market gain is treated as future taxable income in assessing the realizability of the deferred tax assets. As of December 31, 2008 and 2007, the Company recorded net deferred tax liabilities of $27.0 million and $24.5 million, respectively, related to tax-deductible goodwill.

As of December 31, 2008, the Company had federal, state and foreign net operating loss carryovers of approximately $3,195.3 million, $2,233.0 million and $351.2 million, respectively. The federal and state net operating losses began expiring in 2008 and continue to expire until 2028. The foreign net operating losses will expire beginning in 2009. Approximately $3,165.5 million of the federal net operating loss carryover and $1,806.7 million of the state net operating loss carryover relate to recent acquisitions and are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. As of December 31, 2008, the Company had tax credits of approximately $401.5 million, which began expiring in 2008.

The following table summarizes differences between the Company's effective tax rate and the federal statutory rate:

	Year Ended December 31,					
	2008		2007		2006	
	(Dollars in thousands)					
Pretax income/(loss) at federal statutory rate	$(208,094)	35%	$(866,421)	35%	$ 64,864	35%
State taxes, net of federal benefit	699	0%	3,575	0%	358	0%
Foreign earnings taxed in the U.S	13,209	(2)%	28,504	(1)%	31,069	17%
Benefit of net operating losses and deferred tax assets not previously recognized	—	—	—	—	(56,708)	(31)%
Change in valuation allowance	99,090	(17)%	77,953	(3)%	—	0%
Difference between U.S. and foreign tax rates	3,321	(1)%	24,310	(1)%	(25,993)	(14)%
Withholding Taxes	7,120	(1)%	5,528	0%	1,337	1%
Nondeductible expenses	6,437	(1)%	84,760	(3)%	—	—
Goodwill impairment	116,007	(20)%	689,901	(28)%	—	—
Pension liability adjustment	—	—	(26,122)	1%	—	—
Others	(10,089)	2%	(10,662)	0%	755	0%
Effective tax rate	$ 27,700	(5)%	$ 11,326	0%	$ 15,682	8%

The Company paid income taxes, net of refunds received, of $28.9 million, $17.0 million and $8.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In 2008, the Company recorded a one-time income tax benefit of $3.1 million related to refundable research and development tax credits due to the enactment of the Housing and Economic Recovery Act of 2008, signed into law effective July 30, 2008.

In 2008, the Company recognized benefits for tax attribute carryovers from the Agere acquisition, which previously were unrecognized, and recorded a tax expense of $2.5 million resulting from allocating the tax benefit to reduce goodwill of the acquired entity.

In 2008 and 2007, the Company closed various audits, which included the U.S. federal, various states and certain foreign jurisdictions. No adjustments to tax expense were required as a result of the closing of these audits.

In 2006, the Company closed various foreign audits, which resulted in a tax benefit of $3.1 million in the current tax provision.

With the exception of Agere Thailand, the Company has not provided for U.S. federal income and foreign withholding taxes on $111.1 million of cumulative undistributed earnings of various non-U.S. subsidiaries. Such earnings are intended to be reinvested in the non-U.S. subsidiaries for an indefinite period of time. It is not practicable to compute the amount of incremental taxes that would result from the repatriation of those earnings.

Uncertain Income Tax Positions

As of December 31, 2008 and 2007, the amount of unrecognized tax benefit determined under FIN 48 was $232.0 million and $206.6 million, respectively. Of the $232.0 million, $107.7 million is related to unrecognized tax benefits that, if recognized, would affect the annual effective tax rate of the Company as of December 31, 2008. The recognition of the remaining unrecognized tax benefits of $124.3 million as of December 31, 2008 would have been reported as an adjustment to goodwill as they relate to pre-acquisition unrecognized tax benefits. However, effective

January 1, 2009, the provisions of SFAS No. 141(R), "Business Combinations" were adopted. As a result, any pre-acquisition unrecognized tax benefits settled in the future will be recognized in income tax expense and not in goodwill.

Of the $232.0 million in unrecognized tax benefits as of December 31, 2008, the Company expects to pay $36.5 million within one year. Accordingly, this amount has been reclassified to other current liabilities. For the remaining balance, the Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that, in addition to the $36.5 million discussed above, additional unrecognized tax benefits, plus accrued interest and penalties, could decrease by an amount in the range of $0 to $31.6 million.

The Company files income tax returns at the U.S. federal level and in various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004, with some exceptions. The Company's subsidiaries in Hong Kong (1997 to 2001) and Singapore (1999 to 2003) are currently under audit.

The Inland Revenue Authority of Singapore ("IRAS"), is auditing the Company's Singapore subsidiary for the fiscal tax years 1999 through 2003. With a statute of limitations set to expire for the fiscal year 2000, the IRAS issued a notice of additional assessment for S$107.0 million (approximately US$74.0 million) on December 31, 2007. In January 2008, the Company filed a letter of objection with the IRAS for the assessment. With a statute of limitations set to expire for the fiscal year 2001, the IRAS issued a notice of additional assessment for S$6.9 million (approximately US$4.8 million) on December 10, 2008. In January 2009, the Company filed a letter of objection with the IRAS for the assessment. Although the ultimate outcome is unknown, the Company believes that it has adequately reserved for any potential adjustments.

The Company recognizes interest and penalties accrued in relation to unrecognized tax benefits in tax expense. For the years ended December 31, 2008 and 2007, the Company accrued approximately $12.4 million and $9.9 million for interest and penalties, respectively. Also, the Company recorded benefits to tax expense, relating to interest and penalties, in the amount of $5.5 million and $1.1 million, as a result of reductions to tax positions taken in a prior year and lapses in statutes of limitations for the years end December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the Company had $55.9 million and $51.5 million of accrued interest and penalties, which are included in non-current income tax liabilities on the balance sheet, respectively.

The following table sets forth a reconciliation of the beginning and ending amount of the liability for unrecognized tax benefits for the years ended December 31, 2008 and 2007:

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Balance at January 1	$206,649	$132,947
Addition for Agere merger at April 2, 2007	—	65,241
Tax positions related to current year:		
Additions	15,081	12,741
Reductions	—	—
Tax positions related to prior years:		
Additions	43,473*	—
Reductions	(7,903)	(1,551)
Lapses in statute of limitations	(23,055)	(3,615)
Settlements	(3,042)	—
Foreign exchange loss	847	886
Balance at December 31	$232,050	$206,649

* Of this amount, $39.1 million relates to pre-acquisition unrecognized tax benefits that were booked to goodwill.

Note 14 — Related Party Transactions

A member of the Company's board of directors is also a member of the board of directors of Seagate Technology. The Company sells semiconductors used in storage product applications to Seagate Technology for prices an unrelated third party would pay for such products. Storage products include disk drives, RAID subsystems and tape drives. Revenues from sales to Seagate Technology were $466.9 million, $494.4 million and $234.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company had accounts receivable from Seagate Technology of $43.5 million and $103.6 million as of December 31, 2008 and 2007, respectively.

Upon the merger with Agere, the Company acquired an equity interest in a joint venture, SMP, formed by Agere and Chartered Semiconductor Manufacturing Ltd. ("Chartered Semiconductor"), a manufacturing foundry for integrated circuits. SMP operates an integrated circuit manufacturing facility in Singapore. The Company owns a 51% equity interest in this joint venture, and Chartered Semiconductor owns the remaining 49% equity interest. The Company's 51% interest in SMP is accounted for under the equity method because the Company is effectively precluded from unilaterally taking any significant action in the management of SMP due to Chartered Semiconductor's significant participatory rights under the joint venture agreement. Because of Chartered Semiconductor's approval rights, the Company cannot make any significant decisions regarding SMP without Chartered Semiconductor's approval, despite the 51% equity interest. In addition, the General Manager, who is responsible for the day-to-day management of SMP, is appointed by Chartered Semiconductor and Chartered Semiconductor provides the day-to-day operational support to SMP.

The Company purchased $68.5 million and $57.3 million of inventory from SMP during the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the amounts of inventory on hand that were purchased from SMP were $14.1 million and $11.3 million, respectively, and amounts payable to SMP were $2.7 million and $10.2 million, respectively.

Note 15 — Commitments, Contingencies And Legal Matters

Operating Leases

The Company leases the majority of its facilities, certain non-manufacturing equipment and software under non-cancelable operating leases, which expire through 2026. The facilities lease agreements typically provide for base rental rates that are increased at various times during the terms of the lease and for renewal options at the fair market rental value. Future minimum payments under the operating lease agreements for the above-mentioned facilities, equipment and software are $88.9 million, $62.4 million, $25.5 million, $12.4 million, $6.0 million and $3.6 million for the years ending December 31, 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

Rental expense under all operating leases was $36.1 million, $35.7 million and $30.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Purchase Commitments

The Company maintains some purchase commitments with suppliers primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary among different suppliers. As of December 31, 2008, total purchase commitments were $510.8 million, which are due through 2010.

The Company has a take or pay agreement with SMP under which it has agreed to purchase 51% of the managed wafer capacity from SMP's integrated circuit manufacturing facility and Chartered Semiconductor agreed to purchase the remaining 49% of the managed wafer capacity. SMP determines its managed wafer capacity each year based on forecasts provided by the Company and Chartered Semiconductor. If the Company fails to purchase its required commitments, it will be required to pay SMP for the fixed costs associated with the unpurchased wafers. Chartered Semiconductor is similarly obligated with respect to the wafers allotted to it. The agreement may be terminated by either party upon two years written notice. The agreement may also be terminated for material breach, bankruptcy or insolvency.

Guarantees

Product Warranties:

The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of one to five years. A liability for estimated future costs under product warranties is recorded when products are shipped.

The following table sets forth a summary of the changes in product warranties during the years ended December 31, 2008 and 2007:

	Year Ended December 31	
	2008	2007
	(In thousands)	
Balance at the beginning of the period	$ 14,734	$ 11,325
Accruals for warranties issued during the period	14,563	14,920
Accruals related to pre-existing warranties (including changes in estimates)	(1,961)	(217)
Accruals assumed in Agere merger	—	1,819
Settlements made during the period (in cash or in kind)	(15,098)	(13,113)
Balance at the end of the period	$ 12,238	$ 14,734

Convertible Subordinated Notes:

As part of the merger with Agere, the Company guaranteed Agere's 6.5% Convertible Subordinated Notes due December 15, 2009. As of December 31, 2008 and 2007, $243.0 million and $361.7 million of these notes were outstanding, respectively.

Standby Letters of Credit:

As of December 31, 2008 and 2007, the Company had outstanding obligations relating to standby letters of credit of $19.2 million and $11.1 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, claims from litigations and certain self-insured risks. If the guarantees are called, the Company must reimburse the provider of the guarantee. The fair value of the letters of credit approximates the contract amount and they generally have one-year terms.

FIN 48 Liabilities

As of December 31, 2008, the amount of the unrecognized tax benefits determined under FIN 48 was $232.0 million. This is a net increase of $25.4 million in unrecognized tax benefits from the previous year. Of the $232.0 million in unrecognized tax benefits, the Company is expected to pay $36.5 million within one year. Accordingly, this amount has been reclassified to other current liabilities. For the remaining balance, the Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that in addition to the $36.5 million discussed above, additional unrecognized tax benefits, plus accrued interest and penalties, could decrease by an amount in the range of $0 to $31.6 million.

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, validity of certain intellectual property rights, non-infringement of third-party rights, and certain income tax-related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party's claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company's obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties covering certain payments made by the Company.

Legal Matters

On April 6, 2006, Silicon Space Technology Corporation ("Silicon Space") filed a lawsuit against LSI in the District Court of Travis County, Texas, alleging, among other things, that LSI misappropriated unspecified intellectual property related to radiation hardening of integrated circuits. In December 2007, the jury found that LSI did misappropriate Silicon Space intellectual property. A final judgment was entered on February 29, 2008, awarding Silicon Space $18 million plus interest from October 10, 2006, and attorneys' fees, but denying injunctive relief. LSI and Silicon Space are challenging the judgment. The range of possible loss is $0 to $18 million plus interest from October 10, 2006 and attorney's fees.

On December 6, 2006, Sony Ericsson Mobile Communications USA Inc. ("Sony Ericsson") filed a lawsuit against Agere in Wake County Superior Court in North Carolina, alleging unfair and deceptive trade practices, fraud and negligent misrepresentation in connection with Agere's engagement with Sony Ericsson to develop a wireless data card for personal computers. The complaint claims an unspecified amount of damages and seeks damages, treble damages and attorneys' fees. On February 13, 2007, Agere filed a motion to dismiss for improper venue. On August 27, 2007, the court granted Agere's motion to dismiss for improper venue. Sony Ericsson has appealed that ruling. On October 22, 2007, Sony Ericsson filed a lawsuit in the Supreme Court of the State of New York, New York County against LSI, raising substantially the same allegations and seeking substantially the same relief as the North Carolina proceeding.

On March 23, 2007, CIF Licensing, LLC, d/b/a GE Licensing ("GE") filed a lawsuit against Agere in the United States District Court for the District of Delaware, asserting that Agere products infringe patents in a portfolio of patents GE acquired from Motorola. GE has asserted that four of the patents cover inventions relating to modems. GE is seeking monetary damages. The Company believes it has a number of defenses to the infringement claims in this action, including laches, exhaustion and its belief that it has a license to the patents. The court postponed hearing motions based on these defenses until after the trial, and did not allow the Company to present evidence on these defenses at trial.

On February 17, 2009, the jury in this case returned a verdict finding that three of the four patents were invalid and that Agere products infringed the one patent found to be valid and awarding GE $7.6 million for infringement of that patent. The jury also found Agere's infringement was willful, which means that the judge could enhance the verdict up to three times its original amount.

The court has not scheduled hearings on the Company's post-trial motions related to its defenses. One of these motions seeks to have a mis-trial declared based on the Company's belief that GE withheld evidence in discovery which affected the Company's ability to present evidence at trial. The court has agreed to appoint a special master to investigate this matter.

If the jury's verdict is entered by the court, the Company would also expect to be required to pay interest from the date of infringing sales and estimates that interest through the end of 2008 could amount to approximately $2 million. If the verdict is entered, LSI intends to appeal the matter.

In addition to the foregoing, the Company and its subsidiaries are parties to other litigation matters and claims in the normal course of business. The Company does not believe, based on currently available facts and circumstances, that the final outcome of these other matters, taken individually or as a whole, will have a material adverse effect on the Company's results of operations or financial position. However, the pending unsettled lawsuits may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to defend. From time to time, the Company may enter into confidential discussions regarding the potential settlement of such lawsuits. However, there can be no assurance that any such discussions will occur or will result in a settlement. Moreover, the settlement of any pending litigation could require the Company to incur substantial costs and, in the case of the settlement of any intellectual property proceeding against the Company, may require the Company to obtain a license under a third party's intellectual property rights that could require royalty payments in the future and the Company to grant a license to certain of its intellectual property rights to a third party under a cross-license agreement. The results of litigation are inherently uncertain, and material adverse outcomes are possible.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of LSI Corporation

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of LSI Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 27, 2009

Supplementary Financial Data

Interim Financial Information (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Year Ended December 31, 2008				
Revenues	$660,747	$ 692,063	$ 714,308	$ 609,959
Gross profit	259,553	284,896	297,417	227,103
Net (loss)/income	(13,628)	(13,647)	11,371	(606,349)
Basic (loss)/income per share:	$ (0.02)	$ (0.02)	$ 0.02	$ (0.94)
Diluted (loss)/income per share:	$ (0.02)	$ (0.02)	$ 0.02	$ (0.94)
Year Ended December 31, 2007				
Revenues	$465,415	$ 669,939	$ 727,415	$ 740,874
Gross profit	194,516	151,970	247,865	309,507
Net income/(loss)	29,824	(377,845)	(140,600)	(1,998,198)
Basic income/(loss) per share:	$ 0.07	$ (0.50)	$ (0.20)	$ (2.87)
Diluted income/(loss) per share:	$ 0.07	$ (0.50)	$ (0.20)	$ (2.87)

On April 2, 2007, the Company acquired Agere Systems Inc. through the merger of Agere and a subsidiary of the Company. The merger was accounted for as a purchase. Accordingly, the results of operations of Agere and estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements from April 2, 2007.

During the fourth quarter of 2008 and 2007, the Company recognized goodwill and intangible impairment charges of $541.6 million and $2,021.5 million in the Semiconductor segment, respectively.

During the first, second, third and fourth quarters of 2008, the Company recorded charges for restructuring of operations and other items of $4.6 million, $20.7 million, $1.6 million and $16.8 million, respectively.

During the first, second, third and fourth quarters of 2007, the Company recorded (benefits)/charges for restructuring of operations and other items of $(8.1) million, $25.9 million, $101.2 million and $29.1 million, respectively.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures: The Securities and Exchange Commission defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required or necessary disclosures. Our chief executive officer and chief financial officer have concluded, based on the evaluation of the effectiveness of the disclosure controls and procedures by our management with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, that our disclosure controls and procedures were effective for this purpose.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act. Internal control over financial reporting consists of policies and procedures that are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on the results of our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8 and is incorporated herein by reference.

Changes in Internal Controls: During the fourth quarter of 2008, we did not make any change in our internal control over financial reporting that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

We have a code of ethics that our principal executive officer and senior financial officers must follow. We also have a separate code of conduct, called the Standards of Business Conduct, that applies to all directors, officers and employees. You can find these documents on our website at the following address: http://www.lsi.com/governance. We will post any amendments to the code of ethics and Standards of Business Conduct, as well as any waivers that are required to be disclosed by the rules of either the Securities and Exchange Commission or the New York Stock

Exchange, on our website. You can also obtain a printed copy of any of these documents by contacting us at the following address:

LSI Corporation
1110 American Parkway NE
Room 10A-301C
Allentown, PA 18109
Attn: Response Center
Telephone: 1-800-372-2447

Apart from certain information about our executive officers which is set forth under the caption "Executive Officers of LSI" in Part I of this report and is incorporated herein by reference, the other information required by this Item is incorporated herein by reference to the applicable information in the proxy statement for our 2009 annual meeting, including the information set forth under the captions "Election of Directors-Nominees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Structure and Composition — Audit Committee."

Item 11. *Executive Compensation.*

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2009 annual meeting, including the information set forth under the captions "Executive Compensation," "Corporate Governance — Director Compensation" and "Corporate Governance — Board Structure and Composition — Compensation Committee Interlocks and Insider Participation."

The information in the section of the proxy statement for our 2009 annual meeting captioned "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed, and shall not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2009 annual meeting, including the information set forth under the captions "Security Ownership" and "Proposal Three — Approval of Our Amended Incentive Plan."

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is incorporated by reference to the proxy statement for our 2009 annual meeting, including the information set forth under the captions "Related Persons Transaction Policy and Procedures" and "Corporate Governance — Board Structure and Composition."

Item 14. *Principal Accounting Fees and Services.*

The information required by this Item is incorporated by reference to the proxy statement for our 2009 annual meeting, including the information set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a)(1) Financial Statements

The following consolidated financial statements of LSI Corporation and Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

Fiscal years 2008, 2007 and 2006 were 52-week years with a December 31 fiscal year end.

(a)(2) Financial Statement Schedule

The following financial statement schedule is filed as part of this Form 10-K:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs, Expenses or Other Accounts	Deductions*	Balance at End of Period
2008				
Allowances	$10	$ 7	$ (7)	$10
2007				
Allowances	$14	$ 6	$(10)	$10
2006				
Allowances	$15	$13	$(14)	$14

* Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

(a)(3) **Exhibits**

See Item 15(b) below.

(b) **Exhibits**

The exhibits listed in the exhibit index, which follows the signature page to this report, are filed or furnished as part of this Form 10-K.

(c) **Financial statement schedule**

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LSI CORPORATION

By: /s/ ABHIJIT Y. TALWALKAR

Abhijit Y. Talwalkar
President and Chief Executive Officer

Dated: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ABHIJIT Y. TALWALKAR Abhijit Y. Talwalkar	President and Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2009
/s/ BRYON LOOK Bryon Look	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2009
* Charles A. Haggerty	Director	February 27, 2009
* Richard S. Hill	Director	February 27, 2009
* Michael J. Mancuso	Director	February 27, 2009
* John H.F. Miner	Director	February 27, 2009
* Arun Netravali	Director	February 27, 2009
* Matthew J. O'Rourke	Director	February 27, 2009
* Gregorio Reyes	Director	February 27, 2009
* Susan Whitney	Director	February 27, 2009

*By: /s/ BRYON LOOK

Bryon Look
Attorney-in-fact
February 27, 2009

EXHIBIT INDEX

2.1	Asset Purchase Agreement between LSI Logic Corporation and Semiconductor Components Industries, LLC, dated as of April 5, 2006. Incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q filed by ON Semiconductor Corporation on April 27, 2006 (File no. 000-30419).+
2.2	Agreement and Plan of Merger, dated as of December 3, 2006, by and among LSI Logic Corporation, Atlas Acquisition Corp. and Agere Systems Inc. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on December 4, 2006.
2.3.1	Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited and STATS ChipPAC Ltd. and LSI (Thai) Ltd. and LSI Corporation. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on October 9, 2007.
2.3.2	Amendment No. 1 to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited and STATS ChipPAC Ltd. and LSI (Thai) Ltd. and LSI Corporation. Incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on October 9, 2007.
2.4	Asset Purchase Agreement, dated as of August 20, 2007, by and between LSI Corporation and Infineon Technologies AG. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on October 30, 2007.
3.1	Certificate of Incorporation. Incorporated by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q filed on August 10, 2007.
3.2	By-laws. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on August 25, 2008.
4.1	Indenture relating to our 4% Convertible Subordinated Notes due 2010. Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q filed on August 13, 2003.
4.2.1	Indenture for Agere Systems Inc.'s 6.5% Convertible Subordinated Notes due 2009. Incorporated by reference to Exhibit 10.1 to Agere's Quarterly Report on Form 10-Q filed on August 9, 2002.
4.2.2	Supplemental Indenture No. 1 to the Indenture for Agere's 6.5% Convertible Subordinated Notes due 2009. Incorporated by reference to Exhibit 4.5 to Agere's Current Report on Form 8-K filed on June 1, 2005.
4.2.3	Supplemental Indenture No. 2 to the Indenture for Agere's 6.5% Convertible Subordinated Notes due 2009. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 6, 2007.
4.3	Specimen Common Stock Certificate.
10.1.1	Joint Venture Agreement with Chartered Semiconductor Manufacturing Ltd. Incorporated by reference to Exhibit 10.19 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed February 7, 2001.
10.1.2	Amendment to Joint Venture Agreement with Chartered Semiconductor Manufacturing Ltd. Incorporated by reference to Exhibit 10.1 to Agere's Current Report on Form 8-K, filed September 23, 2004.
10.2	Patent and Technology License Agreement. Incorporated by reference to Exhibit 10.13 to Agere System Inc.'s Registration Statement on Form S-1/A, File No. 333-51594, filed February 7, 2001.
10.3	Form of Indemnification Agreement. Incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K filed on February 22, 2008.*
10.4	LSI Corporation Severance Policy for Executive Officers. Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on May 20, 2008.*
10.5	Form of Change of Control Severance Agreement. Incorporated by reference to Exhibit 10.9 to our Annual Report on Form 10-K filed March 15, 2004.*
10.6	Agere Systems Inc. Officer Severance Policy. Incorporated by reference to Exhibit 10.26 to Agere's Registration Statement on Form S-1/A filed March 7, 2001.*
10.7.1	1991 Equity Incentive Plan. Incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-8 (No. 333-96543) filed on July 16, 2002.*
10.7.2	1991 Equity Incentive Plan Nonqualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*
10.7.3	1991 Equity Incentive Plan Form of Notice of Grant of Stock Options and Option Agreement. Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*

10.8.1	1995 Director Option Plan. Incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-8 (No. 333-106205) filed on June 17, 2003.*
10.8.2	Form of Annual Director Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.3 to our Current Report on Form 8-K filed on April 7, 2005.*
10.8.3	Form of Notice of Grant of Stock Options and Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.4 to our Current Report on Form 8-K filed on April 7, 2005.*
10.9	1999 Nonstatutory Stock Option Plan. Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (No. 333-96549) filed on July 16, 2002.*
10.10.1	2003 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 20, 2008.*
10.10.2	2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Employees. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 13, 2009.*
10.10.3	2003 Equity Incentive Plan Form of Notice of Grant of Stock Option. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 13, 2009.*
10.10.4	2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on February 13, 2009.*
10.10.5	2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units. Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on February 13, 2009.*
10.10.6	2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 13, 2009.*
10.10.7	Abhijit Y. Talwalkar 2003 Equity Incentive Plan Nonqualified Stock Option Agreement, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.49 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*
10.10.8	Abhijit Y. Talwalkar Notice of Grant of Stock Option, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.50 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*+
10.11	Standalone Stock Option Agreement issued to Abhijit Y. Talwalkar. Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (No. 333-126594) filed on July 14, 2005.*
10.12.1	Agere Systems Inc. 2001 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Agere's Quarterly Report on Form 10-Q filed on May 5, 2006.*
10.12.2	Agere Systems Inc. 2001 Long Term Incentive Plan Form of Nonstatutory Stock Option Agreement. Incorporated by reference to Exhibit 10.8 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*
10.12.3	Agere Systems Inc. 2001 Long Term Incentive Plan Form of Restricted Stock Unit Award Agreement. Incorporated by reference to Exhibit 10.7 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*
10.12.4	Form of Agere Performance-vested RSU Award Agreement — Total Stockholder Return. Incorporated by reference to Exhibit 10.2 to Agere's Current Report on Form 8-K/A, filed November 3, 2005.*
10.12.5	Form of Agere Performance-vested RSU Award Agreement — Earnings per share. Incorporated by reference to Exhibit 10.13 to Agere's Annual Report on Form 10-K, filed on December 1, 2006.*
10.13	1996 Lucent Long Term Incentive Program For Agere Employees. Incorporated by reference to Exhibit 10.28 to Agere's Annual Report on Form 10-K filed on December 12, 2002.*
10.14	1997 Lucent Long Term Incentive Plan For Agere Employees. Incorporated by reference to Exhibit 10.29 to Agere's Annual Report on Form 10-K, filed December 12, 2002.*
10.15.1	LSI Corporation Incentive Plan.*
10.15.2	Written Description of 2008 bonus program for named executive officers. Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on March 4, 2008.*
10.15.2	Written Description of 2007 Bonus structure for Abhijit Y. Talwalkar. Incorporated by reference to Item 5.02 of our Current Report on Form 8-K filed on April 5, 2007.*
10.16	Written Description of 2007 Incentive Plan. Incorporated by reference to Exhibit 10.58 to our Current Report on Form 8-K filed on March 27, 2007.*
10.17	Policy on Recoupment of Incentive Compensation.*
10.18	LSI Employee Commuter Expense Reimbursement Policy. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 15, 2007.*

10.19 Agere Systems Inc. Supplemental Pension Plan. Incorporated by reference to Exhibit 10.10 to Agere's Registration Statement on Form S-1, File No. 333-51594, filed on Feb[illegible] 2001.*

10.20 Description of Mr. Talwalkar's Housing Allowance. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 20, 2008.*

10.21 Employment Agreement with Claudine Simson. Incorporated by reference to Exhibit 10.23 to our Quarterly Report on Form 10-Q filed May 11, 2007.*

10.22 Employment Agreement with Jeffrey Hoogenboom. Incorporated by reference to Exhibit 10.22 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*

10.23 Employment Agreement with Ruediger Stroh. Incorporated by reference to Exhibit 10.27 to Agere's Annual Report on Form 10-K filed on December 12, 2005.*

10.24.1 Retention Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*

10.24.2 International Assignment Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on August 8, 2008.*

10.24.3 Extension of International Assignment Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 25, 2008.*

10.25 Retention Agreement with Jean Rankin. Incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*

10.26 Retention Agreement with Denis Regimbal. Incorporated by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*

10.27 Retention Agreement with Ruediger Stroh. Incorporated by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*

10.28 Retention Agreement with Umesh Padval. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 10, 2007.*

10.29 Separation Agreement with Donald Esses. Incorporated by reference to Exhibit 10.24 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*

10.30.1 Separation Agreement with Umesh Padval. Incorporated by referenced to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 9, 2007.*

10.30.2 Amendment No. 1 to Separation Agreement with Umesh Padval. Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on November 9, 2007.*

10.31.1 Separation Agreement with Denis Regimbal. Incorporated by reference to Exhibit 10.33.1 to our Annual Report on Form 10-K filed on February 29, 2008.*

10.31.2 Letter relating to Separation Agreement with Denis Regimbal. Incorporated by reference to Exhibit 10.33.2 to our Annual Report on Form 10-K filed on February 29, 2008.*

10.32 Separation Agreement with Jeffrey Hoogenboom. Incorporated by reference to Exhibit 10.34 to our Annual Report on Form 10-K filed on February 29, 2008.*

10.33 Separation Agreement with Ruediger Stroh.*

10.34 Separation Agreement with Claudine Simson.*

21 List of Subsidiaries.

23 Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney.

31.1 Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a).

31.2 Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a).

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.**

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.**

---

* Denotes management contract or compensatory plan or arrangement.

\+ Confidential treatment has been granted with respect to certain portions of these exhibits. Redacted versions have been filed with the Securities and Exchange Commission.

** Furnished, not filed.

Note: The Securities and Exchange Commission file number for Agere Systems Inc. is 001-16397.